As filed with the Securities and Exchange Commission on January 11, 2012

Registration No. 333-178030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YELP! INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	20-1854266
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

706 Mission Street

San Francisco, CA 94103

(415) 908-3801

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Rob Krolik

Chief Financial Officer

Yelp! Inc.

706 Mission Street

San Francisco, CA 94103

(415) 908-3801

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Craig D. Jacoby Kenneth L. Guernsey David G. Peinsipp Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000	Laurence Wilson General Counsel Yelp! Inc. 706 Mission Street San Francisco, CA 94103 (415) 908-3801	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated January 11, 2012

             Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Yelp Inc.

Yelp is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Yelp will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following this offering.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . Application has been made for quotation on the              under the symbol “YELP”.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any recommendation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Yelp	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from Yelp at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2012.

Goldman, Sachs & Co.	Citigroup

Jefferies

Allen & Company LLC	Oppenheimer & Co.

Prospectus dated                      , 2012

Yelp has TOTALLY reinvented my SOCIAL LIFE.
How can YOU NOT love YELP?
You know you've ARRIVED when you become a VERB.
Thanks to Yelp, I HAVE WRITTEN MORE IN five months than my FOUR YEARS IN high school.
Do you REMEMBER life before YELP? I sure don't...
It's awesome. I MEAN IT. I'm holding A LIT SPARKLER right now.
yelp
Source: user reviews of Yelp

Thanks to Yelp,

I HAVE WRITTEN

More in

five months than my

FOUR YEARS IN

high school.

You know you’re on

Your way

when your

name is now

A VERB.

How can

anyone

not love

YELP?

Yelp has

totally

reinvented my

SOCIAL LIFE.

Do you

REMEMBER

life before

yelp

I sure don’t...

It’s awesome.

I mean it.

I’m holding

A LIT SPARKLER

right now. Source: user reviews of Yelp

yelp

BECAUSE COMMUNITY MATTERS:

Yelp connects people with great local businesses on an international scale.

Most reviewed outdoor market in London

BOROUGH MARKET

216 reviews

Most reviewed public bathroom on Yelp

CHARMIN RESTROOMS

26 reviews

Most reviewed business on Yelp

BI-RITE CREAMERY

4,218 reviews Most reviewed plumber in Texas

UNION JACK PLUMBING

Most mobile Check-Ins per zip code

LAS VEGAS, 89109 70 reviews Most reviewed currywurst in

CURRY 36

What happens in Vegas gets

Most reviewed mechanic in Illinois reviewed on Yelp.

ASHLAND TIRE & AUTO 25 reviews

258 reviews Most recently formed Yelp Elite

= Yelp Market with Community Manager before 2011 Squad of reviewers

MADRID, SPAIN

= Yelp Market with Community Manager launched in 2011 Source: Yelp review database as of September 30th,

“Yelp’s impact is huge. When we first opened,

“Since I can’t be “Yelp is really critical in marketing and on an obscure corner, not a lot of people everywhere and “I have a dangerous running a restaurant properly. Every knew about us. We started gaining positive do everything, addiction: Yelp. I single review is an educational

Yelp helps me Yelp reviews and they impacted our get up in the middle tool. If you’re keep track of business in a of the night to write not using Yelp, my city and big way.” reviews and edit my you’re missing out.” choose how to profile. Even my

- JULIE L spend my four-year-old kid has - CHARLES T

OC Wine Mart,

Roka Akor Sushi, time and money wisely.” Irvine, CA uttered, ‘You should yelp this.’” Chicago IL

- MICHAEL S - HEATHER N Yelper, Denver, CO Yelper, Decatur, GA

22 MILLION

reviews

25 20 15 10 5

0

Q4 ‘05 Q4 ‘06 Q4 ‘07 Q4 ‘08 Q4 ‘09 Q4 ‘10 Q3 ‘11

Cumulative reviews contributed since inception

61 MILLION

monthy unique visitors

60 50 40 30 20 10

0

Q4 ‘05 Q4 ‘06 Q4 ‘07 Q4 ‘08 Q4 ‘09 Q4 ‘10 Q3 ‘11

Average monthly unique visitors for the quarter

529 THOUSAND

claimed local business locations

500 400 300 200 100

0

Q4 ‘05 Q4 ‘06 Q4 ‘07 Q4 ‘08 Q4 ‘09 Q4 ‘10 Q3 ‘11

Cumulative claimed local business locations since inception

ALMOST EVERY SECOND

a consumer looks up directions to or calls a local business from a Yelp mobile app.

Average for Q3 2011

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless the context otherwise indicates, where we refer in this prospectus to our “mobile application” or “mobile app”, we refer to all of our applications for mobile-enabled devices. Similarly, references to our “website” refer to both the U.S. and international versions of our website.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Unless the context suggests otherwise, references in this prospectus to “Yelp,” the “Company,” “we,” “us” and “our” refer to Yelp Inc. and, where appropriate, its subsidiaries.

Company Overview

Yelp connects people with great local businesses. Our users have contributed a total of more than 22 million reviews of almost every type of local business, from restaurants, boutiques and salons to dentists, mechanics, plumbers and more. These reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing “word of mouth” online. The information these reviews provide is valuable for consumers and businesses alike. Approximately 61 million unique visitors used our website, and our mobile application was used on more than 5 million unique mobile devices, on a monthly average basis during the quarter ended September 30, 2011. Businesses, both small and large, use our platform to engage with consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: the contributors who write reviews, the consumers who read them and the local businesses that they describe.

Contributors.    We foster and support vibrant communities of contributors in local markets across the United States, Canada and Europe. These contributors provide rich, firsthand information about local businesses, such as reviews, ratings and photos. Yelp users have contributed a total of 22 million cumulative reviews, which include unfiltered reviews that appear directly on business profile pages, filtered reviews that can be accessed by clicking on a link on business profile pages and reviews that have been removed from our platform.

Consumers.    Our platform is transforming the way people discover local businesses and is attracting a large audience of geographically and demographically diverse consumers. Every day, millions of consumers visit our website or use our mobile app to find great local businesses. Our strong brand and the quality of the review content on our platform have enabled us to attract this large audience with almost no traffic acquisition costs.

Local Businesses.    Our platform provides local businesses with a variety of free and paid services that help them engage with consumers at the critical moment when they are deciding where to spend their money.

Powerful Network Effect.    Our platform helps people find great local businesses to meet their everyday needs. As more people use our platform, more of them write reviews. Each review that a user contributes helps expand the breadth and depth of the content on our platform, in turn drawing in more consumers. This increase in consumer traffic improves our value proposition to local businesses as they seek low-cost, easy-to-use and effective advertising solutions to target a large number of intent-driven consumers.

Yelp Mobile.    We help consumers make decisions on the go. Our mobile app was recognized in the Apple iPhone Hall of Fame for App Store Essentials and, as of November 10, 2011, was the #1 listed top free travel app in Apple’s App Store.

As our community has grown and our product offerings have expanded, we have seen significant growth in reviews, traffic, claimed local business locations and active local business accounts.

•

Our users have contributed a total of more than 22 million reviews to our platform as of September 30, 2011, up 66% from the prior year. These reviews include reviews that are being filtered or have been removed. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform.

•	We had approximately 61 million unique visitors on a monthly average basis for the quarter ended September 30, 2011, up 63% from the same period in the prior year.

•	We had approximately 529,000 claimed business locations as of September 30, 2011, up 114% from the prior year.

•	We recognized revenue from approximately 19,000 active local business accounts for the quarter ended September 30, 2011, up 75% from the same period in the prior year.

We generate revenue primarily from the sale of advertising on our website to local businesses and national brands that seek to reach our growing audience of consumers. In the first nine months of 2011, we generated $58.4 million in net revenue, representing 80% growth over the first nine months of 2010. In this same period, we generated a net loss of $7.6 million and an adjusted EBITDA loss of $1.1 million. For information on how we define and calculate number of contributed reviews, unique visitors, claimed local business locations, active local business accounts and adjusted EBITDA, and a reconciliation of adjusted EBITDA to net loss, see “Selected Consolidated Financial and Other Data.”

Industry Overview

Every day, hundreds of millions of consumers make decisions about where to spend their money at local businesses. According to the U.S. Census Bureau, in the United States alone, there are over 27 million local business locations, which we believe represents a multi-trillion dollar market for commerce. According to BIA/Kelsey, a market intelligence firm, local businesses are estimated to have spent $19.6 billion on online advertising and $113.6 billion on traditional offline advertising in 2010. We believe several secular trends will increasingly challenge the traditional ways in which local businesses have connected with consumers and will offer opportunities for solutions like ours.

Online Reviews are Gaining Credibility.    With the growth of the Internet, online reviews have become a regularly relied-upon source of information. According to a 2011 survey of U.S. consumers conducted by Cone Communications, a public relations and marketing agency, 87% of respondents said that positive information they read online reinforced their decision to purchase a product or service and 64% of respondents said that they go online to search for customer or user reviews.

Local Advertising is Moving from Offline to Online.    Over the past decade, the advertising market for local businesses has undergone rapid and fundamental changes. Consumers who at one time turned almost exclusively to the yellow pages, newspapers, magazines and other forms of offline media for information about local businesses are now increasingly relying on online resources. As consumers move online, local businesses are shifting their ad spending from traditional media sources to online advertising.

Mobile Connected Devices and Apps are Proliferating.    Mobile devices provide an ideal platform for people to search for local businesses due to their ability to identify consumer location and provide all the benefits of digital content to consumers on the go. IDC, a market research firm, estimates that there will be over 1 billion smartphone shipments worldwide in 2015.

Why Consumers Choose Yelp

We believe consumers are drawn to our platform because Yelp reviews reflect recent, firsthand experiences from the community that help consumers find the best local businesses for their everyday needs. The Yelp platform is free and easy to use and has broad demographic appeal, serving local communities in the United States and internationally.

Yelp Reviews.    Yelp reviews are core to the Yelp experience and a key point of differentiation from competing services. The passionate and detailed reviews on Yelp form a rich database from which consumers can draw relevant information about how and where to spend money locally.

Some of the distinguishing characteristics of Yelp reviews include:

•

Breadth.    Our users have contributed a total of over 22 million reviews (including filtered and removed reviews) covering a wide range of local business categories. The charts below highlight the breakdown by industry of local businesses that have been reviewed on our platform and the breakdown by industry of the reviews contributed to our platform through September 30, 2011. The charts below include information based upon all contributed reviews and include some businesses that have only received reviews that are being filtered or have been removed.

Reviewed Businesses

Reviews

The top five industry categories accounted for an aggregate of approximately 76% of our local advertising revenue for the three months ended September 30, 2011, broken down as follows: Home & Local Services, 20%; Restaurants, 18%; Beauty & Fitness, 16%; Health, 13%; and Auto, 9%.

•

Depth.    We feature full-text reviews, providing detailed, searchable information about local businesses with greater depth of content than most competitive offerings. As of September 30, 2011, the reviews on our platform contained an average of more than 100 words. In addition to reviews, we collect photos, “check-ins” and other detailed information about local businesses. The in-depth nature of these reviews and other information allows Yelp to provide useful responses even to very specific queries from consumers.

•	Relevant and Recent. Our platform is continually updated with fresh content from the community. Our contributors submitted over 25,000 reviews per day during the quarter ended September 30, 2011.

•

Trusted and Credible.    The credibility of Yelp reviews is a critical component of our value proposition and brand. We ensure that all reviews are written by users with public Yelp profiles, and we encourage local businesses to respond to positive and negative reviews alike. We also use proprietary, automated filtering software to help us showcase the most helpful and reliable reviews among the millions that are submitted to our website. However, determining the credibility of reviews is difficult, and we cannot guarantee that our efforts will prove to be effective or adequate.

Superior Search and Discovery.    The combination of our proprietary search technology and our content enables consumers to receive especially relevant results for highly specific local searches.

Mobile.    Our mobile app is an ideal way for people to discover great local businesses. It combines our reviews and other relevant information with knowledge of the consumer’s location in an integrated experience. Our mobile app also provides new ways to contribute content to our platform through features that let consumers “check-in” at local businesses and submit photos and “quick tips” directly from their smartphones.

Why Local Businesses Choose Yelp

Yelp serves local businesses by helping them get discovered and engage with potential customers and by providing advertising solutions that help local businesses reach new customers easily and affordably.

Broad and Targeted Reach.    Our platform helps local businesses access a large audience of potential consumers at the specific moment when they are searching for a local business.

Focus on Demand Fulfillment.    In contrast to other marketing solutions that only create awareness and attempt to generate consumer demand through online advertising and email marketing, we also help businesses fulfill demand by engaging with consumers who have already expressed demand for a specific product or service.

Easy, Flexible and Affordable Platform to Engage with Consumers.     Our platform provides multiple free and paid advertising solutions to engage with consumers, including: free online business accounts; search advertising; and Yelp Deals. Within a matter of minutes, a business owner can set up a free online business account. With minimal additional effort, she can use our online advertising platform to engage with customers and track the effectiveness of ads and deals. We offer local businesses performance and impression-based advertising and the flexibility to pay on a monthly basis or through the purchase of three, six or 12-month advertising plans. The prices of our advertising plans typically range from $300 to $1,000 per month.

Our Strengths

We are one of the leading providers of information about local businesses. We believe that our success is largely attributable to the breadth, depth and overall quality of the reviews contributed to our platform. These reviews helped us draw approximately 61 million unique visitors to our website, on a monthly average basis for the quarter ended September 30, 2011. In addition to the reviews available on our platform, other key strengths contributing to our success include:

•

Passionate Community.    We foster and support vibrant communities of contributors in the markets in which we operate, creating an environment that is conducive for people to write thoughtful and detailed reviews about local businesses. These local communities are hard to replicate, and they generate the detailed and passionate reviews for which we are known.

•

Leading Brand in Local.    Our exclusive focus on local has helped us to establish a powerful brand identity for local search. To maintain our strong brand, we will continue to foster communities of contributors, strive to ensure the richness and authenticity of reviews and increase the speed and accuracy of local business search.

•

Powerful Network Effect.    Our platform helps people find great local businesses to meet their everyday needs. As more people use our platform, more of them write reviews. Each review that a user contributes helps expand the breadth and depth of the content on our platform, in turn drawing in more consumers. This increase in consumer traffic improves our value proposition to local businesses as they seek low-cost, easy-to-use and effective advertising solutions to target a large number of intent-driven consumers.

•

Proven Market Development Strategy.    Although we have a limited operating history and have not yet achieved profitability, we have a track record of successfully building a base of detailed review content for new markets, which is a key driver of our growth and our leadership position.

•

Local-Focused Sales Force.    We believe we have been able to attract and train a highly specialized and effective internal sales force. Members of our sales force benefit from our powerful business model and brand, as they have easy access to approximately 19 million U.S. local businesses and approximately 529,000 claimed local business locations worldwide on our platform.

•

Proprietary Technology.    Our engineering team has developed what we believe are superior search and review filtering technologies, which, together with ongoing innovation, help us attract a large base of contributors, consumers and local businesses.

•

Attractive Business Model.    Reviews contributed by our users enable us to benefit from low content creation costs, consisting primarily of the costs of Community Managers who we employ to foster and support our communities of contributors. Based on the breadth of content and variety of advertising solutions on our platform, we have been able to attract a large audience of consumers with almost no traffic acquisition costs and a diverse customer base of local business and national brand advertisers.

Our Growth Strategy

We intend to grow our platform and our business by focusing on the following key growth strategies:

Growth in Existing Markets.    Within existing markets, we will seek to increase the number of reviews, attract more users, increase usage of current users and attract more businesses.

Expand to New Geographic Markets.    We are active in the United States, Canada and Europe, and we see a significant opportunity to continue expanding our footprint in new markets, both domestically and abroad. While we have not yet begun to sell advertising in our international markets, we intend to begin hiring an international sales force in 2012.

Platform Expansion.    We plan to continue to innovate and introduce new products for our website and mobile app and to introduce our content and solutions on new platforms and distribution channels, such as automobile navigation systems, web-enabled televisions and voice-enabled mobile devices.

Enhance Monetization.     We intend to grow our sales force and expand our portfolio of revenue-generating products in order to reach more businesses and increase the amount they spend on our advertising products.

Market Development

As of September 30, 2011, we were active in 43 Yelp markets in the United States and 22 Yelp markets internationally. In the markets we have entered, review growth and consumer activity are generally followed by revenue generated from local businesses. To illustrate the development of our markets as they scale, we highlight below our review and revenue metrics for three cohorts of Yelp markets in the United States: the Yelp markets that we launched in 2005-2006; the Yelp markets that we launched in 2007-2008; and the Yelp markets that we launched in 2009-2010.

U.S. Market Cohort	Number of Yelp Markets (1)	Average Cumulative Reviews 9/30/11 (2)	Year-Over-Year Growth in Average Cumulative Reviews (3)	Average Local Advertising Revenue YTD 2011 (4)	Year-Over-Year Growth in Average Local Advertising Revenue (5)
2005 – 2006 Cohort	6	1,903	55%	$4,077	51%
2007 – 2008 Cohort	14	428	67%	$761	87%
2009 – 2010 Cohort	18	109	95%	$96	137%

(1)	A Yelp market is defined as a city or region in which we have hired a Community Manager. For more information, see “Business—Market Development Strategy.”
(2)	Average cumulative reviews is defined as the total cumulative reviews of the cohort as of September 30, 2011 (in thousands), including reviews that were then being filtered or had been removed from our platform, divided by the number of Yelp markets in the cohort.
(3)	Year-over-year growth in average cumulative reviews compares average cumulative reviews as of September 30, 2011 with average cumulative reviews as of September 30, 2010.
(4)	Average local advertising revenue is defined as the total local advertising revenue from businesses in the cohort for the nine months ended September 30, 2011 (in thousands) divided by the number of Yelp markets in the cohort.
(5)	Year-over-year growth in average local advertising revenue compares local advertising revenue for the nine months ended September 30, 2011 with local advertising revenue for the same period in 2010.

For a table showing the year of launch of each of the Yelp markets in which we are currently active, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Overview.” In general, the Yelp markets in our earlier U.S. market cohorts are more populous than those in later cohorts, and we have already entered many of the largest markets in the United States. For these and other reasons, further expansion into additional U.S. markets may not yield results similar to those of our existing U.S. markets.

We have made a significant investment in support of our market development initiatives. For the nine months ended September 30, 2011, our total costs and expenses were $65.8 million, an increase of approximately 61% over the corresponding period in 2010. Over the same period, total net revenue increased approximately 80%. Because most of our costs and expenses relate to personnel and activities that support multiple markets, we do not record costs and expenses separately by market or cohort.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a short operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

•

we have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our significant ongoing sales and marketing expenses. Our recent growth rate will likely not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our results of operations and business;

•

we rely on traffic to our website from search engines like Google, Yahoo! and Bing, some of which offer products and services that compete directly with our solutions. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected;

•

if we fail to generate and maintain sufficient high quality content from our users, we will be unable to provide consumers with the information they are looking for, which could negatively impact our traffic and revenue;

•

our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users and advertisers, or our ability to increase the frequency with which they use our solutions;

•

negative publicity about our company, including allegations of improper business practices or sales tactics or of manipulation of reviews, or complaints regarding our filtering technology could diminish confidence in and use of our solutions, which would adversely affect our results of operations and business;

•	if our technology filters helpful content or fails to filter unhelpful content, consumers and businesses alike may stop or reduce their use of our platform and products, and our business could suffer;

•	if we fail to maintain and expand our base of advertisers, our revenue and our business will be harmed;

•	if we fail to expand effectively into new markets, both domestically and abroad, our revenue and our business will be harmed;

•

if we are not successful in developing solutions that generate revenue from our international markets or from our mobile application, which have not been the source of material revenue to date, or if those solutions are not widely adopted, our results of operations and our business could be adversely affected;

•	our user traffic could be adversely affected if consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories; and

•

the dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founders, directors, executive officers and employees and their affiliates, and limiting your ability to influence corporate matters.

Corporate Information

We were incorporated in Delaware on September 3, 2004 under the name Yelp, Inc. Our principal executive offices are located at 706 Mission Street, San Francisco, California 94103, and our telephone number is (415) 908-3801. Our website address is www.yelp.com. Information contained on or accessible through our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Yelp, Yelp Inc., the Yelp logo and other trade names, trademarks or service marks of Yelp appearing in this prospectus are the property of Yelp. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Class A common stock offered by Yelp	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A Common Stock offered by Yelp	shares

Voting rights	Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to 10 votes per share, on all matters that are subject to a stockholder vote. Each share of Class B common stock may be converted into one share of Class A common stock at any time at the election of the holder thereof, and will be automatically converted into one share of Class A common stock upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B common stock, and (ii) transfer thereof. In addition, all shares of Class A common stock and Class B common stock will automatically convert into a single class of common stock upon the earlier of (x) the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, and (y) seven years from the effective date of this offering. See “Description of Capital Stock” for additional information.

Use of proceeds

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed symbol	“YELP”

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 207,746,688 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of September 30, 2011, and excludes:

•

38,855,506 shares of Class B common stock issuable upon the exercise of outstanding stock options as of September 30, 2011 pursuant to our Amended and Restated 2005 Equity Incentive Plan (“2005 Plan”) or our 2011 Equity Incentive Plan (our “2011 Plan”), which was adopted as a successor and continuation of our 2005 Plan, at a weighted-average exercise price of $1.3417 per share;

•	3,776,221 additional shares of Class B common stock reserved for future issuance prior to this offering under our 2011 Plan; and

•

             additional shares of Class A common stock to be reserved for future issuance under our Amended and Restated 2011 Equity Incentive Plan, to be amended and restated in connection with this offering, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

Unless we specifically state otherwise, all information in this prospectus (other than historical financial statements) is as of September 30, 2011 and assumes:

•	the reclassification of our common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock;

•	the effectiveness of our amended and restated certificate of incorporation, which we will file immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 143,267,115 shares of Class B common stock immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial data together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2010 and 2011 and consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Net revenue by product:
Local advertising	$9,057	$20,097	$33,759	$24,120	$40,325
Brand advertising	2,955	5,393	12,046	7,592	12,653
Other services	127	318	1,926	745	5,402

Total net revenue	$12,139	$25,808	$47,731	$32,457	$58,380

Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	608	1,121	3,137	2,168	4,098
Sales and marketing	10,039	17,979	33,919	24,069	38,515
Product development	2,047	3,243	6,560	4,651	8,424
General and administrative	5,113	4,597	11,287	8,575	11,967
Depreciation and amortization	571	1,201	2,334	1,483	2,790

Total costs and expenses	18,378	28,141	57,237	40,946	65,794

Loss from operations	(6,239)	(2,333)	(9,506)	(8,489)	(7,414)
Other income (expense), net	434	33	15	80	(143)

Loss before income taxes	(5,805)	(2,300)	(9,491)	(8,409)	(7,557)
Provision for income taxes	(4)	(8)	(75)	(48)	(65)

Net loss	(5,809)	(2,308)	(9,566)	(8,457)	(7,622)
Accretion of redeemable convertible preferred stock	(30)	(32)	(175)	(128)	(141)

Net loss attributable to common stockholders	$(5,839)	$(2,340)	$(9,741)	$(8,585)	$(7,763)

Net loss per share attributable to common stockholders:
Basic	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Diluted	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
				(unaudited)
Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic	36,983	49,377	55,099	54,327	60,083

Diluted	36,983	49,377	55,099	54,327	60,083

Pro forma net loss per share attributable to common stockholders(1) (unaudited)
Basic			$(0.05)		$(0.04)

Diluted			$(0.05)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders(1) (unaudited)
Basic			198,366		203,350

Diluted			198,366		203,350

Other Financial and Operational Data:
Reviews(2)	4,689	8,834	15,115	13,475	22,390
Unique Visitors(3)	15,736	26,077	39,356	37,496	61,102
Claimed Local Business Locations(4)	25	120	307	247	529
Active Local Business Accounts(5)	4	7	11	11	19
Adjusted EBITDA(6)	$(5,303)	$(575)	$(5,741)	$(6,129)	$(1,113)

(1)	Pro forma net loss per share attributable to common stockholders has been calculated assuming the conversion of all outstanding shares of our preferred stock into shares of our Class B common stock, as though the conversion had occurred as of the beginning of the first period presented or the original date of issue, if later.
(2)	Represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were then being filtered or that had been removed from our platform. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform. We define a review as each individually written assessment submitted by a user who has registered by creating a public profile on our platform. For more information, including information regarding filtered and removed reviews, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Reviews”.
(3)	Represents the average number of monthly unique visitors for the last three months of the period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of the three-month period to calculate monthly average unique visitors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Unique Visitors”.
(4)	Represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of the period end. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Claimed Local Business Locations”.
(5)	Represents the number of active local business accounts from which we recognized revenue during the last three months of the period. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active Local Business Accounts”.
(6)	We define adjusted EBITDA as net loss, adjusted to exclude: provision (benefit) for income taxes, other income (expense), net, interest income, depreciation and amortization and stock-based compensation. See “Non-GAAP Financial Measures—Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

Stock-based compensation included in the statements of operations data above was as follows:

	0000	0000	0000	0000	0000
	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenue	$—	$—	$26	$18	$33
Sales and marketing	141	221	662	389	1,111
Product development	64	179	260	168	557
General and administrative	160	157	483	302	1,810

Total stock-based compensation	$365	$557	$1,431	$877	$3,511

	As of December 31,		As of September 30, 2011
	2009	2010	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)(3)
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,074	$27,074	$23,128	$23,128	$
Property, equipment and software, net	2,184	5,256	8,954	8,954
Working capital	15,092	28,741	21,743	21,743
Total assets	20,817	41,015	42,155	42,155
Redeemable convertible preferred stock	30,877	55,246	55,387	—
Total stockholders’ equity (deficit)	(13,169)	(20,889)	(23,863)	31,524

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into 143,267,115 shares of our Class B common stock immediately prior to the closing of this offering.
(2)	The pro forma as adjusted column reflects (i) the automatic conversion of all outstanding shares of our preferred stock into 143,267,115 shares of our Class B common stock immediately prior to the closing of this offering and (ii) the sale by us of shares of our Class A common stock offered by this prospectus at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Reconciliation of Adjusted EBITDA:
Net loss	$(5,809)	$(2,308)	$(9,566)	$(8,457)	$(7,622)
Provision for income taxes	4	8	75	48	65
Other income (expense), net	(434)	(33)	(15)	(80)	143
Depreciation and amortization	571	1,201	2,334	1,483	2,790
Stock-based compensation	365	557	1,431	877	3,511

Adjusted EBITDA	$(5,303)	$(575)	$(5,741)	$(6,129)	$(1,113)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects, and cause the value of our Class A common stock to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business and Industry

We have a short operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a short operating history in an evolving industry that may not develop as expected, if at all. This short operating history makes it difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter in this rapidly evolving industry. These risks and difficulties include our ability to, among other things:

•	increase the number of users of our website and mobile app, the number of reviews and other content on our platform and our revenue;

•	continue to earn and preserve a reputation for providing meaningful and reliable reviews of local businesses;

•	effectively monetize our mobile app as usage continues to migrate toward mobile devices;

•	manage, measure and demonstrate the effectiveness of our advertising solutions and attract and retain new advertising clients, many of which may only have limited or no online advertising experience;

•	successfully compete with existing and future providers of other forms of offline and online advertising;

•	successfully compete with other companies that are currently in, or may in the future enter, the business of providing information regarding local businesses;

•	successfully expand our business in new and existing markets, both domestic and international;

•	successfully develop and deploy new features and products;

•	avoid interruptions or disruptions in our service or slower than expected load times;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and products;

•	hire, integrate and retain talented sales and other personnel;

•	effectively manage rapid growth in our sales force, personnel and operations; and

•	effectively partner with other companies.

If the demand for information regarding local businesses does not develop as we expect, or if we fail to address the needs of this demand, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could harm our business and cause our operating results to suffer.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our significant ongoing sales and marketing expenses. Our recent growth rate will likely not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our results of operations and business.

Since our inception, we have incurred significant operating losses, and, as of September 30, 2011, we had an accumulated deficit of approximately $32.1 million. Although our revenues have grown rapidly, increasing from $12.1 million in 2008, to $47.7 million in 2010, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business and the gradual decline in the number of major geographic markets, especially within the United States, to which we have not already expanded, and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on:

•	sales and marketing;

•	product and feature development;

•	our technology infrastructure;

•	domestic and international expansion efforts;

•	strategic opportunities, including commercial relationships and acquisitions; and

•	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we are unable to maintain adequate revenue growth and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We rely on traffic to our website from search engines like Google, Yahoo! and Bing, some of which offer products and services that compete directly with our solutions. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines like Google, Yahoo! and Bing. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our website could adversely impact our business and results of operations.

Google in particular is the most significant source of traffic to our website accounting for more than half of the visits to our website from Internet searches during the nine months ended September 30, 2011. Our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. Google has removed links to our website from portions of its web search product, and has promoted its own competing products, including Google’s local products, in its search results. Given the large volume of traffic to our website and the importance of the placement and display of results of a user’s search, similar actions in the future could have a substantial negative effect on our business and results of operations.

If we fail to generate and maintain sufficient high quality content from our users, we will be unable to provide consumers with the information they are looking for, which could negatively impact our traffic and revenue.

Our success depends on our ability to provide consumers with the information they seek, which in turn depends on the quantity and quality of the content provided by our users. For example, we may be unable to provide consumers with the information they seek if our users do not contribute content that is helpful and reliable, or if they remove content they previously submitted. Similarly, we may be unable to provide consumers with the information they seek if our users are unwilling to contribute content because of concerns that they may be harassed or sued by the businesses they review, instances of which have occurred in the past and may occur again in the future. In addition, we may not be able to provide users the information they seek if the information on our platform is not up-to-date. We do not phase out or remove dated reviews, and consumers may view older reviews as less relevant, helpful or reliable. If our platform does not provide current information about local businesses or users perceive reviews on our platform as less relevant, our brand and our business could be harmed.

If we are unable to provide consumers with the information they seek, or if they can find equivalent content on other services, they may stop or reduce their use of our platform, and traffic to our website and on our mobile app will decline. If our user traffic declines, our advertisers may stop or reduce the amount of advertising on our platform and our business could be harmed.

Our business may be harmed if users view our platform as primarily limited to reviews of restaurants and shopping experiences.

Our user traffic could be adversely affected if consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories, which together accounted for approximately 46% of the businesses that have been reviewed on our platform and 63% of our cumulative reviews through September 30, 2011. We believe that this concentration of reviews is primarily due to the frequency with which individuals visit specific businesses or engage in certain activities versus others. For example, an individual may eat at a restaurant three times in one week or go shopping once a week, but the same individual is unlikely to visit a mechanic, get a haircut or use a home or local service with the same frequency. However, if the high concentration of reviews in the restaurant and shopping categories generates a perception that our platform is primarily limited to these categories, traffic may decline and advertising customers may be less likely to perceive value from using our services, which could harm our business.

If our technology filters helpful content or fails to filter unhelpful content, consumers and businesses alike may stop or reduce their use of our platform and products, and our business could suffer.

While we have designed our technology to filter content that we believe may be offensive, biased, unreliable or otherwise unhelpful, we cannot guarantee that our efforts will be effective or adequate. In addition, some consumers and businesses have expressed concern that our technology inappropriately filters legitimate reviews, which may cause them to stop or reduce their use of our platform or our advertising solutions. If the performance of our filter proves inadequate or ineffective, our reputation and brand may be harmed, users may stop using our products and our business and results of operations could be adversely affected.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users and advertisers, or our ability to increase the frequency with which they use our solutions.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the “Yelp” brand is critical to expanding our base of users and advertisers and increasing the frequency with which they use our solutions, and will depend largely on our ability to maintain consumer trust in our solutions and in the quality and integrity of the user content and other information found on our website and mobile app, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

For example, consumers may believe that the reviews, photos and other content contributed by our Community Managers or other employees are influenced by our advertising relationships or are otherwise biased. Although we take steps to prevent this from occurring by, for example, displaying an “ambassador” badge on the account profile pages for each of our Community Managers identifying them as Yelp employees and explaining their role on our platform, the designation does not appear on the page for each review contributed by the Community Manager and we may not be successful in our efforts to maintain consumer trust. As a result, our brand and our business could be harmed.

Our trademarks are an important element of our brand. We have faced in the past, and may face in the future, oppositions from third parties to our applications to register key trademarks in foreign jurisdictions in which we expect to expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark registration applications are denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition and results of operation.

Negative publicity could adversely affect our reputation and brand.

Negative publicity about our company, including our technology, sales practices, personnel or customer service, could diminish confidence in and the use of our products. The media has previously reported allegations that we manipulate our reviews, rankings and ratings in favor of our advertisers and against non-advertisers. In order to demonstrate that our filtering process applies in a non-discriminatory manner to both advertisers and non-advertisers, we have made all filtered reviews accessible on our platform. We have also allowed businesses to publicly comment on negative reviews so that they can provide their response. Nevertheless, our reputation and brand, the traffic to our website and mobile app and our business may suffer if negative publicity about our company persists or if users otherwise perceive that content on our website and mobile app is manipulated or biased. In addition, our website and mobile app serve as a platform for expression by our users, and third parties or the public at large may attribute the political or other sentiments expressed by users on our platform to us, which could harm our reputation.

If we fail to maintain and expand our base of advertisers, our revenue and our business will be harmed.

In the nine months ended September 30, 2011, substantially all of our revenue was generated by the sale of advertising products. Our ability to grow our business depends on our ability to maintain and expand our advertiser base. To do so, we must convince prospective advertisers of the benefits of our products, including those who may not be familiar with our products (such as those in new markets). In addition, we have incurred significant costs to attract current and future advertisers and expect to incur significant additional costs for the foreseeable future. We may face greater challenges as we continue to expand our advertiser base in businesses outside the restaurant and shopping categories, which together accounted for approximately 46% of the businesses that have been reviewed on our platform and 63% of our cumulative reviews through September 30, 2011, especially if these businesses believe that consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories. We must also convince existing and prospective advertisers alike that our advertising products work to their benefit. Many of these businesses are more accustomed to using more traditional methods of advertising, such as newspapers or print yellow pages directories. Failure to maintain and expand the advertiser base could harm our business.

Our advertisers do not typically have long-term obligations to purchase our products. In addition, we rely heavily on advertising spend by small and medium-sized local businesses, which have historically experienced high failure rates and often have limited advertising budgets. As a result, we may experience attrition in our advertisers in the ordinary course of business resulting from several factors, including losses to competitors, lower priced competitors, perceptions that our advertising solutions are unnecessary or ineffective, declining advertising budgets, closures and bankruptcies. We must continually add new advertisers both to replace advertisers who choose not to renew their advertising or who go out of business, or otherwise fail to fulfill their advertising contracts with us, and to grow our business. Our advertisers’ decisions to renew depend on a number of factors, including the degree of satisfaction with our products and their ability to continue their operations and spending levels. The ratings and reviews that businesses receive from our users may also affect advertising decisions by current and prospective advertisers. For instance, favorable ratings and reviews, on the one hand, could be perceived as obviating the need to advertise, and unfavorable ratings and reviews, on the other, could discourage businesses from advertising to an audience they perceive as hostile or cause them to form a negative opinion of our products and user base which could discourage them from doing business with us. If our advertisers increase their rates of non-renewal or if we experience significant advertiser attrition or contract breach, or if we are unable to attract new advertisers in numbers greater than the number of advertisers that we lose, our client base will decrease and our business, financial condition and results of operations would be harmed.

If we fail to expand effectively into new markets, both domestically and abroad, our revenue and our business will be harmed.

We intend to expand our operations into new markets, both domestically and abroad. We may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets places us in competitive environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect, as we have in the past, to incur significant expenses and face various other challenges, such as expanding our sales force and community management personnel to cover those new markets. Our current and any future expansion plans will require significant resources and management attention. Furthermore, we have already entered many of the largest markets in the United States and further expansion in smaller markets may not yield similar results or sustain our growth.

Our international operations involve additional risks, and our exposure to these risks will increase as we expand internationally.

We have started to expand our operations internationally. We expect to expand our international operations significantly by accessing new markets abroad and expanding our offerings in new languages. Our platform is now available in English and several other languages. However, we may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

•	recruiting and retaining qualified, multi-lingual employees, including sales personnel;

•	increased competition from local websites and guides and potential preferences by local populations for local providers;

•	compliance with applicable foreign laws and regulations, including different privacy, censorship and liability standards and regulations and different intellectual property laws;

•	providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;

•	the enforceability of our intellectual property rights;

•	credit risk and higher levels of payment fraud;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act and the U.K. Bribery Act;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

•	political and economic instability in some countries;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and

•	higher costs of doing business internationally.

Many people use smartphones and other mobile devices to access information about local businesses. If we are not successful in developing solutions that generate revenue from our mobile application, or those solutions are not widely adopted, our results of operations and business could be adversely affected.

The number of people who access information about local businesses through mobile devices, including smartphones and handheld tablets or computers, has increased dramatically in the past few years and is expected to increase. Because we do not currently deliver advertising on our mobile app, we have not materially monetized our mobile app to date. As a result, we may not be able to generate meaningful revenue from our mobile app for the foreseeable future. If consumers use our mobile app at the expense of our website, our advertisers may stop or reduce advertising on our website, and they may be unable to advertise on our mobile app unless we develop effective mobile advertising solutions that are compelling to them. Similarly, we may be unable to attract new advertisers unless we develop effective mobile advertising solutions. At the same time, it is important that any mobile advertising solutions that we develop do not adversely affect our users’ experience, even if they might result in increased short-term monetization. We have limited experience with mobile advertising. If we fail to develop effective advertising solutions, if our solutions alienate our user base, or if our solutions are not widely adopted or are insufficiently profitable, our business may suffer.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing products for these alternative devices and platforms, and we may need to devote significant resources to the creation, support, and maintenance of such products. In addition, if we experience difficulties in the future in integrating our mobile app into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple or Google, if our applications receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order of our products in the Apple AppStore, or if we face increased costs to distribute our mobile app, our future growth and our results of operations could suffer.

We expect to face increased competition in the market.

The market for information regarding local businesses and advertising is intensely competitive and rapidly changing. With the emergence of new technologies and market entrants, competition is likely to intensify in the future. Our competitors include, among others; offline media companies and service providers; newspaper, television, and other media companies, Internet search engines, such as Google, Yahoo! and Bing; and various other online service providers. Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. In particular, major Internet companies, such as Google, Facebook, Yahoo! and Microsoft may be more successful than us in developing and marketing online advertising offerings directly to local businesses, and many of our advertisers and potential advertisers may choose to purchase online advertising services from these competitors and may reduce their purchases of our products. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases. As the market for local online advertising increases, new competitors, business models and solutions are likely to emerge. We also compete with these companies for the attention of contributors and consumers, and may experience decreases in both if our competitors offer more compelling environments. For all of these reasons, we may be unable to maintain or grow the number of people who use our website and mobile app and the number of businesses that use our advertising solutions and we may face pressure to reduce the price of our advertising solutions, in which case our business, results of operations and financial condition will be harmed.

The traffic to our website and mobile application may decline and our business may suffer if other companies copy information from our platform and publish or aggregate it with other information for their own benefit.

From time to time, other companies copy information from our platform, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. For example, in parts of 2010 and 2011, Google incorporated content from our website into its own local product without our permission. Google’s users, as a result, may not have visited our website because they found the information they sought on Google. Our Chief Executive Officer recently testified before the U.S. Senate Committee on the Judiciary, Subcommittee on Antitrust, Competition Policy and Consumer Rights regarding Google’s practices in this regard. While we do not believe that Google is still incorporating our content within its local products, we have no assurance that Google or other companies will not copy, publish or aggregate content from our platform in the future.

When third parties copy, publish, or aggregate content from our platform, it makes them more competitive, and decreases the likelihood that consumers will visit our website or use our mobile app to find the information they seek, which could negatively affect our business, results of operations and financial condition. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may be inadequate to protect us against such practices. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

The impact of worldwide economic conditions, including the resulting effect on advertising spending by local businesses, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising spend by small and medium-sized businesses, which may be disproportionately affected by economic downturns. To the extent that the current economic slowdown continues, or worldwide economic conditions materially deteriorate, our existing and potential advertising clients may no longer consider investment in our advertising solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, web-based advertising solutions may be viewed by some of our existing and potential advertising clients as a lower priority and could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our solutions or default on their payment obligations to us. In addition, economic conditions may adversely impact levels of consumer spending, which could adversely impact the numbers of consumers visiting our website and mobile app. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. If spending at many of the local businesses reviewed on our website or mobile app declines, businesses may be less likely to use our advertising products, which could have a material adverse effect on our financial condition and results of operations.

We face potential liability and expense for legal claims based on the content on our platform.

We face potential liability and expense for legal claims relating to the information that we publish on our website and mobile app, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. For example, businesses in the past have claimed, and may in the future claim, that we are responsible for defamatory reviews posted by our users. We expect claims like these to continue, and potentially increase in proportion to the amount of content on our platform. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the Internet, including regulations relating to user-generated content and privacy.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices or the design of our platform, products or features. For example, if legislation is passed that limits the immunities afforded to websites that publish user-generated content, we may be compelled to remove content from our platform that we would otherwise publish, restrict the types of businesses that our users can review or further verify the identity of our users, among other changes. Similarly, legislation could be passed that limits our ability to use or store information about our users. The Federal Trade Commission (“FTC”) already expects companies like ours to comply with guidelines issued under the Federal Trade Commission Act that govern the collection, use and storage of consumer information, establishing principles relating to notice, consent, access and data integrity and security. Our practices are designed to comply with these guidelines as described in our published privacy policy. For example, we disclose that we collect a range of information about our users, such as their names, email addresses, search histories and activity on our platform. We also use and store such information primarily to personalize the experience on our platform, provide customer support and display relevant advertising. While we do not sell or share personally identifiable information with third parties for direct marketing purposes, we do have relationships with third parties that may allow them access to user information for other purposes. However, if the FTC guidelines or their interpretation change, or if new legislation is passed, we may be compelled to provide additional disclosures to our users, obtain additional consents from our users before collecting or using their information or implement new safeguards to help our users manage our use of their information, among other changes.

Legislative changes such as the examples above have already been proposed both domestically and abroad, including recent proposals by the European Commission. Changes like these could increase our administrative costs and make it more difficult for consumers to use our platform, resulting in less traffic and revenue. Similarly, changes like these could make it more difficult for us to provide effective advertising tools to businesses on our platform, resulting in fewer advertisers and less revenue. In any of the cases above, our business could suffer.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and operations, which places substantial demands on management and our operational infrastructure. Most of our employees have been with us for fewer than two years. We intend to make substantial investments in our technology, sales and marketing and community management organizations. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, including employees in international markets, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible.

It is important to our success that users in all geographies be able to access our platform at all times. We have previously experienced, and may experience in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract users and advertisers and increase the frequency with which they use our website and mobile app. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Our disaster recovery program contemplates transitioning our platform and data to a backup center in the event of a catastrophe, but we have not yet tested the procedure in full, and the transition procedure may take several days or more to complete. During this time, our platform may be unavailable in whole or in part to our users.

We are, and may in the future be, subject to disputes and assertions by third parties that we violate their rights. These disputes may be costly to defend and could harm our business and operating results.

We currently face, and we expect to face from time to time in the future, allegations that we have violated the rights of third parties, including patent, trademark, copyright and other intellectual property rights. For example, third parties have sued us for allegedly violating their patent rights (we are currently a defendant in seven such suits, all of which involve plaintiffs targeting multiple defendants in the same or similar suits), an action was filed against us on behalf of current and former employees claiming that we violated labor and other laws (we have agreed in principle, subject to court approval, to settle the suit for up to $1.3 million) and various businesses have sued us alleging that we manipulate Yelp reviews in order to coerce them and other businesses to pay for Yelp advertising (one such suit was voluntarily dismissed, and two others were consolidated and recently dismissed with prejudice, although the plaintiffs are seeking an appeal).

Other claims against us can be expected to be made in the future. Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

Some of our solutions contain open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our solutions and will use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

We make the consumer experience our highest priority. Our dedication to making decisions based primarily on the best interests of consumers may cause us to forgo short-term gains and advertising revenue.

We base many of our decisions upon the best interests of the consumers who use our platform. We believe that this approach has been essential to our success in increasing our user growth rate and the frequency with which consumers use our platform and has served the long-term interests of our company and our stockholders. In the past, we have forgone, and we may in the future forgo, certain expansion or revenue opportunities that we do not believe are in the best interests of consumers, even if such decisions negatively impact our results of operations in the short term, and we believe that continued adherence to this principle will, in the long term, benefit our stockholders. In particular, our approach of putting our consumers first may negatively impact our relationships with our existing or prospective advertisers. For example, unless we believe that a review violates our terms of service, such as reviews that contain hate speech or bigotry, we allow the review to remain on the platform, even if the business disputes its accuracy. Certain advertisers may therefore perceive us as an impediment to their success as a result of negative reviews and ratings. This practice could result in a loss of advertisers, which in turn could harm our results of operations.

We rely on third-party service providers for many aspects of our business.

We rely on data about local businesses from third parties, including various yellow pages and other third parties that license such information to us. We also rely on third parties for other aspects of our business, such as mapping functionality and administrative software solutions. If these third parties experience difficulty meeting our requirements or standards, or our licenses are revoked or not renewed, it could make it difficult for us to operate some aspects of our business, which could damage our reputation. In addition, if such third-party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruption, increase their fees or if our relationships with these providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers and advertisers with content or provide similar services until an equivalent provider could be found or we could develop replacement technology or operations. In addition, if we are unsuccessful in choosing or finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or if we ineffectively manage these relationships, it could have an adverse impact on our business and financial performance.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to attract new local business advertisers and retain existing advertisers;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	the effects of changes in search engine placement and prominence;

•	the effects of increased competition in our business;

•	our ability to successfully expand in existing markets, enter new markets and manage our international expansion;

•	the impact of worldwide economic conditions, including the resulting effect on consumer spending at local businesses and the level of advertising spending by local businesses;

•	our ability to protect our intellectual property;

•	our ability to maintain an adequate rate of growth and effectively manage that growth;

•	our ability to maintain and increase traffic to our website and mobile app;

•	our ability to keep pace with changes in technology;

•	the success of our sales and marketing efforts;

•	costs associated with defending intellectual property infringement and other claims and related judgments or settlements;

•	changes in government regulation affecting our business;

•	interruptions in service and any related impact on our reputation;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to choose and effectively manage third-party service providers;

•	the impact of fluctuations in currency exchange rates;

•	our ability to successfully manage any acquisitions of businesses, solutions or technologies;

•	the effects of natural or man-made catastrophic events;

•	changes in consumer behavior with respect to local businesses;

•	the effectiveness of our internal controls; and

•	changes in our tax rates or exposure to additional tax liabilities.

Because we recognize most of the revenue from our advertising products over the term of an agreement, a significant downturn in our business may not be immediately reflected in our results of operations.

We recognize revenue from sales of our advertising products over the terms of the applicable agreements, which are generally three, six or 12 months. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in advertising sales may not be reflected in our short-term results of operations.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our employees, including Jeremy Stoppelman, our Chief Executive Officer, Geoff Donaker, our Chief Operating Officer, and our software engineers, marketing professionals and advertising sales staff. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks and domain names as critical to our success. In particular, we must maintain, protect and enhance the “Yelp” brand. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain jurisdictions abroad. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our “Yelp” brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for our website that we use in our business, such as Yelp.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.

Like all online services, our platform is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of our website, or the loss or unauthorized disclosure of confidential information, our users or advertisers may lose trust and confidence in us, and decrease the use of our platform or stop using our platform in its entirety. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, and often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. In addition, user and business owner accounts and profile pages could be hacked, hijacked, altered or otherwise claimed or controlled by unauthorized persons. Any or all of these issues could negatively impact our ability to attract new users or could deter current users from returning or reduce the frequency with which consumers and advertisers use our solutions, cause existing or potential advertisers to cancel their contracts or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our results of operations.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other user data, including credit card information for certain users. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including, in certain instances, voluntary third-party certification bodies such as TRUSTe). It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and advertisers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties with whom we work, such as advertisers, vendors or developers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could have an adverse effect on our business.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy, distribution of user-generated content and consumer protection, that are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business and operating results.

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations on us with respect to Yelp Deals, which may harm our business and results of operations.

Our Yelp Deals products may be deemed gift certificates, store gift cards, general-use prepaid cards or other vouchers, or “gift cards”, subject to, among other laws, the federal Credit Card Accountability Responsibility and Disclosure Act of 2009 (“Credit CARD Act of 2009”) and similar federal, state and foreign laws. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. For example, the Credit CARD Act of 2009 requires that gift cards expire no earlier than five years after their issue. Yelp Deals are comprised of two components: (i) the purchase value, which is the amount paid by the purchaser and which does not expire, and (ii) the promotional value, which is the remaining value for which the Yelp Deal can be redeemed during a limited period, which typically ends one year after the date of purchase. If, contrary to our belief, the Credit CARD Act of 2009 and similar state laws were held to apply to the promotional value component of Yelp Deals, consumers would be entitled to redeem the promotional value component of their Yelp Deals for up to five years after their issue, and we could face liability for redemption periods that are less than five years. Various companies that provide deal products similar to ours are currently defendants in purported class action lawsuits that have been filed in federal and state court claiming that their deal products are subject to the Credit CARD Act of 2009 and various state laws governing gift cards and that the defendants have violated these laws as a result of expiration dates and other restrictions they have placed on their deals. Similar lawsuits have been filed in other locations in which we plan to sell our Yelp Deals, such as the Canadian province of Ontario, alleging similar violations of provincial legislation governing gift cards.

The application of various other laws and regulations to our products, and particularly our Yelp Deals, is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, refunds, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. For example, although it is the responsibility of merchants to redeem or refund unexpired Yelp Deals that they offer through our platform, the law might be interpreted to require that we redeem or refund them. Because merchants alone, and not Yelp, are in a position to track the redemption of Yelp Deals, we may not be able to comply with such a requirement without substantial and potentially costly changes to our infrastructure and business practices. In addition, we may become, or be determined to be, subject to federal, state or foreign laws regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA PATRIOT Act and other similar future laws or regulations.

If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing services, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, user and advertiser demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. We do not have experience acquiring other businesses and technologies. The pursuit of potential acquisitions may divert the attention of management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. If an acquired business or technology fails to meet our expectations, our business, results of operations and financial condition may suffer.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our U.S. corporate offices and one of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or our local business advertisers’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential client data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the San Francisco Bay Area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high quality customer service, such disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt our local business advertisers’ businesses, which could have an adverse affect on our business, operating results and financial condition.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to reduce our worldwide effective tax rate. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

Our corporate structure includes legal entities located in jurisdictions with income tax rates lower than the U.S. statutory tax rate. Our intercompany arrangements allocate income to such entities in accordance with arm’s-length principles and commensurate with functions performed, risks assumed and ownership of valuable corporate assets. We believe that income taxed in certain foreign jurisdictions at a lower rate relative to the U.S. statutory rate will have a beneficial impact on our worldwide effective tax rate.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In particular, there is uncertainty in relation to the U.S. tax legislation in terms of the future corporate tax rate but also in terms of the U.S. tax consequences of income derived from income related to intellectual property earned overseas in low tax jurisdictions.

Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits which we intend to eventually derive could be undermined if we are unable to adapt the manner in which we operate our business and due to changing tax laws.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial condition and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founders, directors, executive officers and employees and their affiliates, and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our founders, directors, executive officers and employees and their affiliates, will together beneficially own shares representing approximately     % of the voting power of our outstanding capital stock following this offering. Consequently, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent a small minority of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term, which may include existing founders, officers and directors and their affiliates.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price, if at all.

The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in projected operating and financial results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	issuance of research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our Class A or Class B common stock;

•	changes in laws or regulations applicable to our solutions;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements; and

•	general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although we have applied to list our Class A common stock on the                     , an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation; and

•	reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our future depends in part on the interests and influence of key stockholders.

Following this offering, our directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates, (including institutional investors such as Benchmark Capital, Bessemer Venture Partners and Elevation Partners) will beneficially own              shares our Class B common stock, or     % of our outstanding capital stock, which will represent     % of the voting power of our outstanding capital stock. As a result, these stockholders will, immediately following this offering, be able to determine the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Prior to this offering, there has been limited trading of our common stock in alternative online markets at prices that may be higher than what our Class A common stock will trade at once it is listed.

While, prior to this offering, our shares have not been listed on any stock exchange or other public trading market, there has been some trading of our securities, for instance, in private trades or trades on alternative online markets, such as SecondMarket and SharesPost, that exist for privately traded securities. These markets are speculative, and the trading price of our securities on these markets is privately negotiated. We cannot assure you that the price of our Class A common stock will equal or exceed the price at which our securities have traded on these private secondary markets.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of outstanding shares of our common stock as of September 30, 2011, upon the closing of this offering, we will have              shares of Class A common stock and              shares of Class B common stock outstanding, assuming no exercise of our outstanding options and the sale of              shares of our Class A common stock to be sold by the selling stockholders.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the “Securities Act”, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining              shares of Class B common stock outstanding after this offering, based on shares outstanding as of September 30, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus, subject to certain extensions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the              and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $ per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of September 30, 2011, after giving effect to the issuance of shares of our Class A common stock in this offering. See “Dilution” for more information. Furthermore, investors purchasing shares of our Class A common stock in this offering will only own approximately     % of our outstanding shares of Class A and Class B common stock (and have     % of the combined voting power of the outstanding shares of our Class A and Class B common stock), after the offering even though their aggregate investment will represent     % of the total consideration received by us in connection with all initial sales of              shares of our capital stock outstanding as of September 30, 2011, after giving effect to the issuance of shares of our Class A common stock in this offering and              shares of our Class A common stock to be sold by certain selling stockholders. To the extent outstanding options to purchase our Class B common stock are exercised, investors purchasing our Class A common stock in this offering will experience further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to compete for quality content and increase the number of reviews on our platform;

•	our ability to attract and retain advertisers and consumers;

•	our ability to effectively monetize our mobile application and offer new products through our mobile app that are commercially successful;

•	our ability to successfully expand in our existing markets and into new domestic and international markets;

•	our expectations regarding economies of scale and operating cost leverage in mature markets;

•	future investments in our technology, sales and marketing and community management organizations;

•	our plans and ability to build out an international sales force and generate revenue internationally;

•	our ability to benefit from accelerating network effect dynamics;

•	worldwide economic conditions and their impact on advertising spending;

•	future trends in search for information regarding local businesses;

•	our ability to effectively manage our growth and future expenses;

•	our ability to attract and retain qualified employees and key personnel;

•	our future relationships with commercial partners;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•	our ability to realize the intended tax benefits of our corporate structure and intercompany arrangements;
•	our liquidity and working capital requirements;

•	our plans for the Yelp Foundation; and

•	our estimates regarding the sufficiency of our cash resources.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Gartner Report, “Forecast: Mobile Advertising, Worldwide, 2008-2015,” described herein, (the “Gartner Report”) represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”) and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Report are subject to change without notice. IDC estimates of worldwide smartphone shipments in 2015 derive from IDC, Worldwide Smartphone 2011-2015 Forecast Update: September 2011, doc # 230173, September 2011 and estimates of mobile app downloads in the U.S. by 2013 derive from IDC, Worldwide and U.S. Mobile Applications, Storefronts, Developer, and In-App Advertising 2011-2015 Forecast: Emergence of Postdownload Business Models, doc #228221, June 2011.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Class A common stock offered by us of approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, we estimate that we will receive net proceeds of approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis;

•

on a pro forma basis, giving effect to the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of preferred stock into 143,267,115 shares of Class B common stock immediately prior to the closing of this offering as if such conversion had occurred on September 30, 2011; and

•

on a pro forma as adjusted basis to reflect, in addition, the sale by us of              shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover page of this prospectus, after              deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of              shares of Class A common stock by the selling stockholders.

You should read the information in this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$23,128	$23,128	$

Redeemable convertible preferred stock, $0.000001 par value, 143,267,115 shares authorized, 143,267,115 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$55,387	$—
Stockholders’ equity:
Common stock, $0.000001 par value, shares authorized, 64,479,573 shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Preferred stock, $0.000001 par value, no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, $0.000001 par value, no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.000001 par value, no shares authorized, no shares issued and outstanding, actual; shares authorized, 207,746,688 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	8,209	63,596
Other comprehensive income	77	77
Accumulated deficit	(32,149)	(32,149)

Total stockholders’ equity (deficit)	(23,863)	31,524

Redeemable convertible preferred stock and stockholders’ equity (deficit)	$31,524	$31,524	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on no shares of our Class A common stock and 207,746,688 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of September 30, 2011, and excludes:

•

38,855,506 shares of Class B common stock issuable upon the exercise of outstanding stock options as of September 30, 2011 pursuant to our 2005 Plan or our 2011 Plan, at a weighted-average exercise price of $1.3417 per share;

•	3,776,221 additional shares of Class B common stock reserved for future issuance prior to this offering under our 2011 Plan; and

•

             additional shares of Class A common stock to be reserved for future issuance under our Amended and Restated 2011 Equity Incentive Plan, to be amended and restated in connection with this offering, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of September 30, 2011 was $31.4 million, or $0.49 per share. The pro forma net tangible book value of our common stock as of September 30, 2011 was $31.4 million, or $0.15 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of Class A common stock and Class B common stock, after giving effect to the pro forma adjustments referenced under “Capitalization”.

After giving effect to (i) the pro forma adjustments referenced under “Capitalization” and (ii) receipt of the net proceeds from our sale of              shares of Class A common stock at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been approximately $        , or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2011	$0.15
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution to new investors by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share of our Class A common stock and Class B common stock, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share of Class A common stock.

The table below summarizes as of September 30, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands, other than per share)
Existing stockholders		%	$	%	$

New investors					$

Total		100.0%	$	100.0%

The total number of shares of our Class A and Class B common stock reflected in the discussion and tables above is based on no shares of our Class A common stock and 207,746,688 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of September 30, 2011, and excludes:

•

38,855,506 shares of Class B common stock issuable upon the exercise of outstanding stock options as of September 30, 2011 pursuant to our 2005 Plan or our 2011 Plan, at a weighted-average exercise price of $1.3417 per share;

•	3,776,221 additional shares of Class B common stock reserved for future issuance prior to this offering under our 2011 Plan; and

•

         additional shares of Class A common stock to be reserved for future issuance under our Amended and Restated 2011 Equity Incentive Plan, to be amended and restated in connection with this offering, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to          shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2005 Equity Incentive Plans of September 30, 2011 were exercised, then our existing stockholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our Class A common stock and Class B common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $         million, or     %, the total consideration paid by our new investors would be $         million, or     %, the average price per share paid by our existing stockholders would be $         and the average price per share paid by our new investors would be $        .

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2010 and 2011 and the consolidated balance sheet data as of September 30, 2011 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the years ended December 31, 2006 and 2007, as well as the consolidated balance sheet data as of December 31, 2006, 2007 and 2008, are derived from audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share amounts)
						(unaudited)
Consolidated Statements of Operations Data:
Net revenue	$443	$3,745	$12,139	$25,808	$47,731	$32,457	$58,380
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	—	232	608	1,121	3,137	2,168	4,098
Sales and marketing	1,078	3,977	10,039	17,979	33,919	24,069	38,515
Product development	869	1,472	2,047	3,243	6,560	4,651	8,424
General and administrative	714	1,809	5,113	4,597	11,287	8,575	11,967
Depreciation and amortization	10	175	571	1,201	2,334	1,483	2,790

Total costs and expenses	2,671	7,665	18,378	28,141	57,237	40,946	65,794

Loss from operations	(2,228)	(3,920)	(6,239)	(2,333)	(9,506)	(8,489)	(7,414)
Other income (expenses), net	—	606	434	33	15	80	(143)

Loss before income taxes	(2,228)	(3,314)	(5,805)	(2,300)	(9,491)	(8,409)	(7,557)
Provision for income taxes	—	(2)	(4)	(8)	(75)	(48)	(65)

Net loss	(2,228)	(3,316)	(5,809)	(2,308)	(9,566)	(8,457)	(7,622)
Accretion of redeemable convertible preferred stock	—	(17)	(30)	(32)	(175)	(128)	(141)

Net loss attributable to common stockholders	$(2,228)	$(3,333)	$(5,839)	$(2,340)	$(9,741)	$(8,585)	$(7,763)

Net loss per share attributable to common stockholders:
Basic	$(0.16)	$(0.17)	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Diluted	$(0.16)	$(0.17)	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic	14,337	19,899	36,983	49,377	55,099	54,327	60,083

Diluted	14,337	19,899	36,983	49,377	55,099	54,327	60,083

Pro forma net loss per share attributable to common stockholders(1) (unaudited)
Basic					$(0.05)		$(0.04)

Diluted					$(0.05)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders(1) (unaudited)
Basic					198,366		203,350

Diluted					198,366		203,350

Other Financial and Operational Data:
Reviews(2)	611	1,993	4,689	8,834	15,115	13,475	22,390
Unique Visitors(3)	1,808	5,717	15,736	26,077	39,356	37,496	61,102
Claimed Local Business Locations(4)	NA	NA	25	120	307	247	529
Active Local Business Accounts(5)	NA	—	4	7	11	11	19
Adjusted EBITDA(6)	$(2,218)	$(3,651)	$(5,303)	$(575)	$(5,741)	$(6,129)	$(1,113)

(1)	Pro forma net loss per share attributable to common stockholders has been calculated assuming the conversion of all outstanding shares of our preferred stock into shares of our Class B common stock, as though the conversion had occurred as of the beginning of the first period presented or the original date of issue, if later.
(2)	Represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were then being filtered or that had been removed from our platform. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform. We define a review as each individually written assessment submitted by a user who has registered by creating a public profile on our platform. For more information, including information regarding filtered and removed reviews, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Reviews”.

(3)	Represents the average number of monthly unique visitors for the last three months of the period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of the three-month period to calculate monthly average unique visitors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Unique Visitors”.
(4)	Represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of the period end. We define a claimed local business location as each business address for which a business representative visits our website and claims the free business listing page for the business located at that address. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Claimed Local Business Locations”.
(5)	Represents the number of active local business accounts from which we recognized revenue during the last three months of the period. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active Local Business Accounts”.
(6)	We define adjusted EBITDA as net income (loss), adjusted to exclude: provision (benefit) for income taxes, other income (expense), net, interest income, depreciation and amortization and stock-based compensation. See “Non-GAAP Financial Measures—Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Stock-based compensation included in the statements of operations data above was as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
						(unaudited)
Cost of revenue	$—	$—	$—	$—	$26	$18	$33
Sales and marketing	—	41	141	221	662	389	1,111
Product development	—	16	64	179	260	168	557
General and administrative	—	37	160	157	483	302	1,810

Total stock-based compensation	$—	$94	$365	$557	$1,431	$877	$3,511

	As of December 31,					As of September 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,910	$5,693	$14,869	$15,074	$27,074	$23,128
Property, equipment, and software, net	158	528	1,751	2,184	5,256	8,954
Working capital	12,668	8,985	17,032	15,092	28,741	21,743
Total assets	13,228	10,540	21,368	20,817	41,015	42,155
Redeemable convertible preferred stock	15,882	15,899	30,845	30,877	55,246	55,387
Total stockholders’ equity (deficit)	(3,031)	(6,215)	(11,548)	(13,169)	(20,889)	(23,863)

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
						(unaudited)
Reconciliation of Adjusted EBITDA:
Net loss	$(2,228)	$(3,316)	$(5,809)	$(2,308)	$(9,566)	$(8,457)	$(7,622)
Provision for income taxes	—	2	4	8	75	48	65
Other income (expense), net	—	(606)	(434)	(33)	(15)	(80)	143
Depreciation and amortization	10	175	571	1,201	2,334	1,483	2,790
Stock-based compensation	—	94	365	557	1,431	877	3,511

Adjusted EBITDA	$(2,218)	$(3,651)	$(5,303)	$(575)	$(5,741)	$(6,129)	$(1,113)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Yelp connects people with great local businesses. Our users have contributed a total of more than 22 million reviews of almost every type of local business, from restaurants, boutiques and salons to dentists, mechanics, plumbers and more. These reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing “word of mouth” online. The information these reviews provide is valuable for consumers and businesses alike. Approximately 61 million unique visitors used our website, and our mobile application was used on more than 5 million unique mobile devices, on a monthly average basis during the quarter ended September 30, 2011. Businesses, both small and large, use our platform to engage with consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: the contributors who write reviews, the consumers who read them and the local businesses that they describe.

As of September 30, 2011, we are active in 43 Yelp markets in the United States and 22 Yelp markets internationally. This footprint represents a fraction of the potential domestic and international markets that we are currently targeting for expansion. Our domestic expansion plans include growth in our existing markets as well as expansion into new markets, many of which are smaller than our current markets, as we look to expand our breadth of coverage. Internationally, as we are in the early stages of establishing our footprint, we are targeting a mix of both large and small markets. We develop each market in the following stages:

Identification.    We select new markets based on a number of different city- or country-specific criteria, including population size, local gross domestic product, or GDP, pre-existing base of reviews on our platform, internet and wireless penetration, proximity to existing markets, number of local businesses and local ad market growth rate.

Preparation and Launch.    Before launching a market in any country, we license business listing information from third-party data providers and create individual pages for each business location in the entire country. We sometimes hire temporary local employees, called “scouts,” to provide additional rich content, such as reviews, photos and hours of operation. At launch, consumers can read and write reviews about any business on our platform and contribute information about businesses that are not already listed. We have active Yelp markets in Austria, Canada, France, Germany, Ireland, Italy, the Netherlands, Spain, the United Kingdom and the United States.

Growth.    After launch, we focus on attracting contributors, consumers and local businesses to our platform. In each Yelp market, we hire a Community Manager, a local resident who helps increase awareness of our platform and who fosters a local community of contributors. The primary responsibilities of a Community Manager include:

•	planning and executing fun and engaging events for the community, such as parties, outings and activities at restaurants, museums, hotels and other local places of interest;

•	getting to know our users and helping them get to know one another as a way to foster an offline community experience that can be transferred online;

•	promoting Yelp, including guest appearances on local television and radio and at local events like concerts and street fairs; and

•	writing weekly e-mail newsletters to share information with the community about local businesses, events and activities.

Through these activities, we believe Community Managers help increase the frequency of use of our platform that drives a network effect, whereby contributed reviews expand the breadth and depth of our review base and this expansion draws an increasing number of consumers to access the content on our platform, thus inspiring new and existing contributors to create additional reviews that can be shared with this growing audience.

Scale.    At scale, our platform reaches a critical mass of reviews, consumers and active local business accounts, and we begin an active sales effort to local businesses. Thereafter, our largest expense is related to sales efforts to attract local business advertising customers. In Yelp markets that have attained this level of development, we expect to achieve economies of scale and operating cost leverage.

Our success is primarily the result of significant investment in our communities, employees, content, brand and technology. As we continue to launch new markets, we believe that we will follow a similar pattern of investment preceding revenue growth. The table below summarizes the expansion of our business since inception:

	2005	2006	2007	2008	2009	2010	September 30, 2011
Cumulative Yelp Markets(1)	1	6	14	20	27	49	65
New Yelp Markets(1)	1	5	8	6	7	22	16

Yelp Markets(1) (United States)	SF	Boston Chicago LA NYC Seattle	San Diego DC Austin Atlanta Portland Houston Phoenix San Jose	Philadelphia Denver Minneapolis Dallas Miami Detroit	Sacramento Honolulu St. Louis Orlando	Raleigh-Durham Kansas City Las Vegas San Antonio Columbus Indianapolis Charlotte Cincinnati Tucson Nashville New Orleans Cleveland Salt Lake City Providence	Milwaukee Pittsburgh Tampa Bay Louisville Baltimore

Yelp Markets(1) (International)					London Toronto Vancouver	Dublin Leeds Paris Berlin Glasgow Manchester Calgary Edmonton	Amsterdam Halifax Edinburgh Vienna Hamburg Lyon Madrid Munich Marseille Montreal Rome
Metrics (in thousands):
Reviews(2)	114	611	1,993	4,689	8,834	15,115	22,390
Unique Visitors(3)	253	1,808	5,717	15,736	26,077	39,356	61,102
Claimed Business Locations(4)	NA	NA	NA	25	120	307	529
Active Local Business Accounts(5)	NA	NA	—	4	7	11	19

(1)	A Yelp market is defined as a city or region where we have hired a Community Manager. Cumulative Yelp markets represents the cumulative number of Yelp markets as of December 31 for each of the years in the period from 2005 through 2010 and as of September 30, 2011.
(2)	Represents the cumulative number of reviews submitted to Yelp since inception, as of December 31 for each of the years in the period from 2005 through 2010 and as of September 30, 2011, including reviews that were then being filtered or that had been removed from our platform. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform. We define a review as each individually written assessment submitted by a user who has registered by creating a public profile on our platform. For more information, including information regarding filtered and removed reviews, see “Key Metrics—Reviews”.
(3)	Represents the average number of monthly unique visitors for the last quarter of each of the years in the period from 2005 through 2010 and the three months ended September 30, 2011. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of the three-month period to calculate monthly average unique visitors. For more information, see “Key Metrics—Unique Visitors”.
(4)	Represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of December 31 for each of the years in the period from 2008 through 2010 and as of September 30, 2011. For more information, see “Key Metrics—Claimed Local Business Locations”.
(5)	Represents the number of active local business accounts from which we recognized revenue during the last quarter in each of the years in the period from 2007 through 2010 and during the three months ended September 30, 2011. For more information, see “Key Metrics—Active Local Business Accounts”.

We provide local businesses both free and paid services to connect with our large audience of consumers. Our free services include a business owner’s account that allows local merchants to update business listing information and respond to reviews in real time. We generate revenue from our paid services to local businesses, which include enhanced business listings, search advertising solutions and Yelp Deals, as well as the sale of brand advertising. Many of our active local business accounts pay us on a monthly basis, primarily by credit card. To date, almost all of our revenue and a majority of our expenses have been denominated in U.S. dollars. As we expand internationally, however, we will incur an increasing percentage of our expenses in foreign currencies and, over time, expect to generate revenue in foreign currencies as well.

While our core local online advertising business in the United States has a significant and growing base of revenue, we have invested in several initiatives to enhance our future growth opportunities. We first launched internationally in Canada in 2008 and have continued to expand across Canada and Europe and other regions to cover 22 Yelp markets internationally as of September 30, 2011. We do not currently generate any material revenue in these international markets, but we plan to begin building an international sales force in 2012. We introduced our first mobile app in 2008, and, during the quarter ended September 30, 2011, our mobile app was used on over 5 million unique mobile devices on a monthly average basis. We do not currently offer local and brand advertising on our mobile app; however, we see the mobile market as an attractive monetization opportunity.

Each day, millions of consumers come to our platform to connect with great local businesses. In 2010, our net revenue was $47.7 million, which represented an increase of 85% from 2009. In this same period, we generated a net loss of $9.6 million and an adjusted EBITDA loss of $5.7 million. For the nine months ended September 30, 2011, our net revenue was $58.4 million, which represented an increase of 80% from the nine months ended September 30, 2010. In this same period, we generated a net loss of $7.6 million and an adjusted EBITDA loss of $1.1 million.

Our overall philosophy is to invest for long-term growth. Accordingly, we do not expect to be profitable in the near term as we anticipate that our operating expenses will increase significantly in the foreseeable future. Specifically, we have made significant investments in our business and expect to continue investing in marketing and product development to improve both the consumer and local business experience on our online and mobile platforms. In addition, we expect to continue to grow our sales organization both domestically and abroad, including plans to spend approximately $15.0 million on international expansion in 2012. We believe that our entry into new markets provides our largest opportunity for future growth. Accordingly, we have determined to forgo the achievement of near-term profitability in return for growth.

We also expect to invest between $6.0 million and $10.0 million annually for the next two years in capital expenditures as we grow our business, the majority of which we expect to use to upgrade our technology and infrastructure to improve the ability of our platform to handle the projected increase in usage and enable the release of new features and solutions.

Factors Affecting Our Performance

Ability to Attract and Retain Local Businesses.    In order to increase our revenue, we must continue to acquire and retain local business advertisers that purchase our advertising solutions. Our largest sales and marketing expenses consist of the costs associated with acquiring local business advertisers. We spent a majority of our $38.5 million sales and marketing expense for the first nine months of 2011 on initiatives relating to local business advertiser acquisition and expect to continue to expend significant amounts to attract additional local business advertisers. Failure to effectively attract and retain paying local business advertisers would adversely affect our revenue and operating results.

New Market Development.    Our long-term growth depends on our ability to successfully develop new and existing domestic and international markets. It can take years for our platform to achieve a critical mass of consumers and reviews to drive meaningful traction of our advertising solutions and begin to generate revenue in a particular market. As a result, we may continue to generate losses in new markets for an extended period, and different markets can be expected to grow at different rates and generate varying levels of revenue. As with most businesses, we expect our revenue growth to slow as our business matures over time. Local advertising revenue for our oldest cohort of U.S. markets, which launched in 2005-2006, grew at a 51% year-over-year rate for the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010. This rate is lower than the growth rate of local advertising revenue for the 2007-2008 cohort which grew at 87% in the same period. We believe this is indicative of continued revenue growth, but slowing revenue growth for more mature markets.

We also plan to begin hiring an international sales force in 2012. While we do not currently generate any local advertising revenue internationally, we plan to do so in the near future as we seek to emulate the same model that we have employed in the U.S.

Investment in Growth.    We have aggressively invested in the growth of our platform and intend to continue to invest to support this growth as we expand our platform, grow our contributor and local business base, hire additional employees and further develop our technology.

Impact of Economic Conditions on Local Businesses.    We generate a significant portion of revenue from local businesses advertising on Yelp. Many local businesses have limited financial resources, making them more vulnerable to weak economic conditions. A worsening economic outlook would likely cause businesses to decrease investments in advertising, which would adversely affect our revenue.

How We Generate Revenue

We generate revenue from local advertising, brand advertising and other services, including Yelp Deals and partner arrangements. The following table provides a breakdown of our net revenue.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(dollars in thousands)
				(unaudited)
Net revenue by product:
Local advertising	$9,057	$20,097	$33,759	$24,120	$40,325
Brand advertising	2,955	5,393	12,046	7,592	12,653
Other services	127	318	1,926	745	5,402

Total	$12,139	$25,808	$47,731	$32,457	$58,380

Percentage of total net revenue:
Local advertising	75%	78%	71%	74%	69%
Brand advertising	24	21	25	24	22
Other services	1	1	4	2	9

Total	100%	100%	100%	100%	100%

Local Advertising. We generate revenue from local advertising programs, including enhanced profile pages and performance and impression-based advertising in search results and elsewhere on our website.

Brand Advertising. We generate revenue from brand advertising through the sale of display advertisements (both graphic and text) on our website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods and health and fitness industries.

Other Services. We generate other revenue through the sale of Yelp Deals, monetization of remnant advertising inventory through third-party ad networks and various partner arrangements related to reservations. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on our website and mobile app and via email. Recently, we have focused on Yelp Deals displayed on our website and mobile app to target intent-driven consumers who are searching for a specific product or service on our platform. We expect to deemphasize Yelp Deals that are emailed to our users in favor of Yelp Deals that are displayed on our website and mobile app. We earn a fee on Yelp Deals for acting as an agent in these transactions, which we record on a net basis and include in revenue upon a consumer’s purchase of the deal. We also generate a small portion of our revenue through revenue-sharing arrangements with partner companies. Currently, our revenue-sharing partner arrangements provide for the ability for consumers to make reservations on OpenTable and Orbitz through Yelp.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Reviews.    Number of reviews represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were then being filtered or that had been removed from our platform. In addition to the text of the review, each review includes a rating of one to five stars. We include filtered and removed reviews because all of them are either currently accessible on our platform or were accessible at some point in time, providing information that may be useful for users to evaluate businesses and individual reviewers. Because our filtering technology continually reassesses which reviews to filter based on new information, the “filtered” or “unfiltered” status of reviews may change over time. Reviews that are being filtered or have been removed do not factor into a business’s overall star rating. By clicking a link on a reviewed business’s page on our website, users can access the filtered reviews for the business, as well as the star rating and other information about reviews that we removed for violation of our terms of service. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform, either by us for violation of our terms of service or by the users who contributed them.

From December 31, 2009 to December 31, 2010, the cumulative number of reviews (including filtered and removed reviews) contributed to Yelp increased by 71% from approximately 9 million to 15 million, and from September 30, 2010 to September 30, 2011, the cumulative number of reviews (including filtered and removed reviews) contributed to Yelp increased by 66% from approximately 13 million to 22 million. This increase in reviews is a key driver of our platform’s value proposition to consumers seeking information on local business and to local businesses seeking to engage consumers. Growth in reviews also provides us with the benefit of a network effect that attracts more consumers, contributors and local businesses. As we expand internationally, growth in reviews will depend, in part, on our ability to include additional languages on our website and mobile app.

Unique Visitors.    Unique visitors represent the average number of monthly unique visitors over a given three-month period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of a given three-month period to calculate monthly average unique visitors. We track unique visitors based on the number of visitors with unique cookies who have visited our website using either a computer or mobile browser, as measured by Google Analytics, a product that provides digital marketing intelligence. Unique visitors do not include visitors who access our platform through our mobile app. For the quarter ended September 30, 2011, our mobile app was used on more than 5 million unique mobile devices on a monthly average basis. Because the number of unique visitors is based on visitors with unique cookies, an individual who accesses our website from multiple devices with different cookies will be counted as multiple unique visitors, and multiple individuals who access our website from a shared device with a single cookie will be counted as a single unique visitor.

From the quarter ended December 31, 2009 to the same period of 2010, monthly average unique visitors to our website increased by 51% from approximately 26 million to 39 million, and from the quarter ended September 30, 2010 to the same period of 2011, monthly average unique visitors increased by 63% from approximately 37 million to 61 million, reflecting an increase in brand awareness and our domestic and international expansion. We view unique visitors as a key indicator of our brand awareness among consumers and whether we are providing consumers with useful products and features, thereby increasing their usage of our platform. We believe that a higher level of usage may contribute to an increase in sales of our advertising solutions, as businesses will have access to a larger potential customer base.

Claimed Local Business Locations.    The number of claimed local business locations represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of a given date. We define a claimed local business location as each business address for which a business representative visits our website and claims the free business listing page for the business located at that address.

From December 31, 2009 to December 31, 2010, the number of claimed local business locations increased by 157% from approximately 120,000 to 307,000, and from September 30, 2010 to September 30, 2011, the number of claimed local business locations increased by 114% from approximately 247,000 to 529,000. We view the number of claimed local business locations as an indicator of an increased brand awareness among local businesses and an opportunity to introduce those local businesses to Yelp’s advertising solutions.

Active Local Business Accounts.    The number of active local business accounts represents the number of active local business accounts from which we recognized revenue in a given three-month period. We treat business accounts that have the same payment and/or user information as a single business account.

From the quarter ended December 31, 2009 to the quarter ended December 31, 2010, the number of active local business accounts increased by 61% from approximately 7,000 to 11,000, and from the quarter ended September 30, 2010 to the quarter ended September 30, 2011, the number of active local business accounts increased by 75% from approximately 11,000 to 19,000. We view the number of active local business accounts as an indicator of the health of our business, our brand awareness, and the benefit that a business ascribes to the consumers coming to our website or using our mobile app, as well as our ability to grow our market share. It also provides us with a measure of how productive our sales force is in engaging new active local business accounts.

Adjusted EBITDA.    Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: provision (benefit) for income taxes, other income (expense), net, interest income, depreciation and amortization and stock-based compensation. We believe that adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors. This non-GAAP information is not necessarily comparable to non-GAAP information of other companies. Non-GAAP information should not be viewed as a substitute for, or superior to, net income (loss) prepared in accordance with GAAP as a measure of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. For more information about adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss), see ”Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA.”

Cost of Revenue and Expenses

Cost of Revenue.    Our cost of revenue consists primarily of credit card processing fees, web hosting, internet services costs, and salaries, benefits and stock-based compensation for our infrastructure teams related to operating our website, as well as creative design for brand advertising, video production expenses and allocated facilities costs.

Sales and Marketing.    Our sales and marketing expenses primarily consist of salaries, benefits, stock-based compensation, travel expense and incentive compensation for our sales and marketing employees. In addition, sales and marketing expenses include business acquisition marketing, community management, branding, advertising and public relations costs, as well as allocated facilities and other supporting overhead costs. We spend almost no sales and marketing expenses to acquire traffic to our website or mobile app. Our Community Managers are responsible for growing and fostering local communities, and coordinating events to raise awareness of our brand. We expect our community management costs to increase as we continue to expand to new markets and within existing markets. We expect our sales and marketing expenses to increase both domestically and internationally as we expand our domestic and international footprint, increase the number of active local business accounts and continue to build our brand. In particular, we expect to spend approximately $15 million internationally in 2012 as compared to approximately $4 million for the first nine months of 2011. The substantial majority of these expenses will be related to hiring an international sales force. We expect sales and marketing expenses to increase and to be our largest expense for the foreseeable future.

Product Development.    Our product development expenses primarily consist of salaries, benefits and stock-based compensation for our engineers, product management and information technology personnel. In addition, product development expenses include outside services and consulting, allocated facilities and other supporting overhead costs. We believe that continued investment in features, software development tools and code modification is important to attaining our strategic objectives, and, as a result, we expect product development expense to increase for the foreseeable future.

General and Administrative.    Our general and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, user operations, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, and facilities and other supporting overhead costs not allocated to other departments. We expect our general and administrative expenses to increase for the foreseeable future as we continue to expand our business.

We believe that additional costs of becoming a public company will be between $3.0 million and $5.0 million per year given the expected increase in audit fees, regulatory compliance (including Sarbanes-Oxley Act), listing fees and the increase in director and officer insurance, among other costs. In addition, upon the closing of this offering, we will record stock-based compensation expense related to the accelerated vesting of stock options held by two executive officers. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the amount of this additional general and administrative expense would be approximately $         million.

Depreciation and Amortization.    Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized website and internal software development costs and amortization of purchased intangibles. We expect depreciation and amortization expenses to increase for the foreseeable future as we continue to expand our technology infrastructure.

Other Income (Expense), Net.    Other income, net consists primarily of the interest income earned on our cash and cash equivalents and foreign exchange gains and losses.

Provision for Income Taxes.    Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.

Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of net revenue for those periods (certain items may not foot due to rounding). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(as a percentage of net revenue)
				(unaudited)
Consolidated Statements of Operations Data:
Net revenue by product
Local advertising	75%	78%	71%	74%	69%
Brand advertising	24	21	25	24	22
Other services	1	1	4	2	9

Total net revenue	100%	100%	100%	100%	100%

Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	5%	4%	7%	7%	7%
Sales and marketing	83	69	71	74	66
Product development	17	13	14	14	14
General and administrative	42	18	23	26	21
Depreciation and amortization	5	5	5	5	5

Total costs and expenses	152	109	120	126	113

Loss from operations	(52)	(9)	(20)	(26)	(13)
Other income (expense), net	4	—	—	—	—

Loss before income taxes	(48)	(9)	(20)	(26)	(13)
Provision for income taxes	—	—	—	—	—

Net loss	(48)%	(9)%	(20)%	(26)%	(13)%

Nine Months Ended September 30, 2010 and 2011

Net Revenue

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
Net revenue by product:
Local advertising	$24,120	$40,325	67%
Brand advertising	7,592	12,653	67%
Other services	745	5,402	625%

Total	$32,457	$58,380	80%

Percentage of net revenue by product:
Local advertising	74%	69%
Brand advertising	24	22
Other services	2	9

Total	100%	100%

Total net revenue increased $25.9 million, or 80%, in the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010. Our local advertising revenue increased $16.2 million, or 67%, primarily due to a significant increase in the number of customers purchasing local advertising plans as we expanded our sales force to reach more prospective local businesses. Our brand advertising revenue increased $5.1 million, or 67%, primarily due to an increase in the average spend per brand advertiser driven primarily by increased advertising impressions and, to a lesser extent, by a higher effective price. In addition, our other services revenue increased $4.7 million, primarily due to an increase in revenue from the sale of Yelp Deals and remnant advertising inventory and from added partnership arrangements.

Cost of Revenue

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
Cost of revenue	$2,168	$4,098	89%
Percentage of net revenue	7%	7%

In the nine months ended September 30, 2011, cost of revenue increased $1.9 million, or 89%, compared to the nine months ended September 30, 2010. This increase was primarily attributable to an increase of $0.5 million in outside hosting and internet services fees, which are necessary to support the increase in visitors and transactions completed on our website as well as an increase in merchant fees related to credit card transactions for local advertising of $0.5 million. Additionally, we added personnel to support our website infrastructure resulting in an increase of $0.2 million and experienced an increase in expenses related to creative design for brand advertising customers of $0.7 million.

Sales and Marketing

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
Sales and marketing	$24,069	$38,515	60%
Percentage of net revenue	74%	66%

In the nine months ended September 30, 2011, sales and marketing expenses increased $14.4 million, or 60%, compared to the nine months ended September 30, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $11.3 million as we expanded our sales organization to take advantage of the market opportunity created by increased recognition of the value of our platform and increased use of our free online business accounts. As a result of our increase in net revenue, our commission expenses also increased $1.6 million. In addition, we experienced an increase in facilities and related allocations of $1.0 million and general marketing and advertising costs of $0.7 million.

Product Development

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
Product development	$4,651	$8,424	81%
Percentage of net revenue	14%	14%

In the nine months ended September 30, 2011, product development expenses increased $3.8 million, or 81%, compared to the nine months ended September 30, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $3.6 million, including an increase in stock-based compensation of $0.4 million, as we continued to invest in adding features and functionality to our website and mobile app. In addition, we experienced an increase in facilities and related allocations of $0.2 million.

General and Administrative

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
General and administrative	$8,575	$11,967	40%
Percentage of net revenue	26%	21%

In the nine months ended September 30, 2011, general and administrative expenses increased $3.4 million, or 40%, compared to the nine months ended September 30, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $4.0 million, including an increase in stock-based compensation expense of $1.5 million related primarily to refresh grants, as we continued to invest in key accounting, finance and management positions within the organization. Additionally, we invested in our systems and support for the growth of the business through the use of outside consultants, which contributed to the increase by $1.1 million. These year-over-year increases were partially offset by the accrual of a $1.3 million legal settlement recorded in the quarter ended March 31, 2010.

Depreciation and Amortization

	Nine Months Ended September 30,
	2010	2011	% Change
	(dollars in thousands)
	(unaudited)
Depreciation and amortization	$1,483	$2,790	88%
Percentage of net revenue	5%	5%

In the nine months ended September 30, 2011, depreciation and amortization expenses increased $1.3 million, or 88%, compared to the nine months ended September 30, 2010. The increase was primarily the result of our investments in expanding our technology infrastructure and capital assets to support our increases in headcount across the organization. Depreciation and amortization related to our capitalized website and internal use software development costs and fixed assets increased $0.3 million and $0.5 million, respectively.

Other Income (Expense), Net

	Nine Months Ended September 30,
	2010	2011
	(in thousands)
	(unaudited)
Interest income	$22	$10
Transaction gains (losses) on foreign exchange	64	(143)
Other non-operating loss, net	(6)	(10)

Total other income (expense), net	$80	$(143)

In the nine months ended September 30, 2011, other income, net decreased $0.2 million compared to the nine months ended September 30, 2010. The decrease in other income, net was largely driven by an unfavorable change in our foreign currency exchange rates, which contributed to transaction losses on foreign exchange in the nine months ended September 30, 2011 compared to a gain in the same period in 2010.

Provision for Income Taxes

	Nine Months Ended September 30,
	2010	2011
	(in thousands)
	(unaudited)
Provision for income taxes	$48	$65

In the nine months ended September 30, 2011, income tax expense was relatively flat compared to the nine months ended September 30, 2010, and primarily related to taxes due in foreign jurisdictions.

Years Ended December 31, 2008, 2009 and 2010

Net Revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Net revenue by product:
Local advertising	$9,057	$20,097	$33,759	122%	68%
Brand advertising	2,955	5,393	12,046	83	123
Other services	127	318	1,926	150	506

Total	$12,139	$25,808	$47,731	113%	85%

Percentage of net revenue by product:
Local advertising	75%	78%	71%
Brand advertising	24	21	25
Other services	1	1	4

Total	100%	100%	100%

During 2008, 2009 and 2010, we focused on revenue growth related to our local advertiser customer base as well as the development of relationships with brand advertising agencies. Additionally, during the second half of 2010, we began selling Yelp Deals through our platform.

2009 Compared to 2010.    Total net revenue increased $21.9 million, or 85%, from 2009 to 2010. Our local advertising revenue increased by $13.6 million, or 68%, primarily due to a significant increase in the number of customers purchasing local advertising plans as we expanded our sales force to reach more prospective local businesses. Our brand advertising revenue also increased by $6.7 million, or 123%, due primarily to an increase in the average spend per brand advertiser driven primarily by increased advertising impressions and, to a lesser extent, by a higher effective price. In addition, mid-2010, we began selling Yelp Deals through our platform and during 2010 we added partnership relationships which in total contributed to an increase in other revenue of $1.6 million.

2008 Compared to 2009.    Total net revenue increased $13.7 million, or 113%, from 2008 to 2009. Our local advertising revenue increased by $11.0 million, or 122%, primarily due to a significant increase in the number of customers purchasing local advertising plans. Our brand advertising revenue also increased by $2.5 million, or 83%, primarily due to an increase in the number of brand advertisers. In addition we added partnership relationships in 2009, which in total contributed to an increase in other revenue of $0.2 million.

Cost of Revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Cost of revenue	$608	$1,121	$3,137	84%	180%
Percentage of net revenue	5%	4%	7%

2009 Compared to 2010.    Cost of revenue increased $2.0 million, or 180%, from 2009 to 2010. This increase was attributable to a $0.5 million increase in outside hosting and internet services fees necessary to support the increase in visitors and transactions completed on our website as well as an increase of $0.3 million in merchant fees related to credit card transactions for local customer plans. Additionally, we added personnel to support our website infrastructure resulting in an increase of $0.5 million and experienced an increase in expenses related to creative design for brand advertising customers of $0.6 million.

2008 Compared to 2009.    Cost of revenue increased $0.5 million, or 84%, from 2008 to 2009. This increase was primarily attributable to a $0.1 million increase in outside hosting and internet services fees necessary to support the increase in visitors and transactions completed on our website as well as a $0.3 million increase in merchant fees related to credit card transactions for local customer plans.

Sales and Marketing

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$10,039	$17,979	$33,919	79%	89%
Percentage of net revenue	83%	69%	71%

2009 Compared to 2010.    Sales and marketing expenses increased $15.9 million, or 89%, from 2009 to 2010. The increase was primarily attributable to an increase in headcount and related expenses of $11.7 million as we expanded our sales organization. In addition, we experienced an increase in facility costs of $1.3 million, general marketing and advertising costs of $1.1 million and international marketing expenses of $1.2 million.

2008 Compared to 2009.    Sales and marketing expenses increased $7.9 million, or 79%, from 2008 to 2009. The increase was primarily attributable to an increase in headcount and related expenses of $5.2 million as we expanded our sales organization. In addition, we experienced an increase of $1.9 million in facilities and other related allocations, as well as general marketing and advertising costs of $0.4 million.

Product Development

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Product development	$2,047	$3,243	$6,560	58%	102%
Percentage of net revenue	17%	13%	14%

2009 Compared to 2010.    Product development expenses increased $3.3 million, or 102%, from 2009 to 2010. The increase was primarily attributable to an increase in headcount and related expenses of $2.7 million as well as expenses related to outside consultants of $0.3 million as we continued to invest in adding features and functionality to our website and mobile app. In addition, we experienced an increase in facility costs of $0.3 million.

2008 Compared to 2009.    Product development expenses increased $1.2 million, or 58%, from 2008 to 2009. The increase was primarily attributable to an increase in headcount and related expenses of $0.9 million as we continued to invest in adding features and functionality to our website and mobile app. In addition, we experienced an increase in facility costs of $0.2 million.

General and Administrative

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
General and administrative	$5,113	$4,597	$11,287	(10)%	146%
Percentage of net revenue	42%	18%	23%

2009 Compared to 2010.    General and administrative expenses increased $6.7 million, or 146%, from 2009 to 2010. The increase was primarily attributable to an increase in headcount and related expenses of $2.6 million as we continued to invest in key accounting, finance and management positions within the organization. In addition, we experienced an increase in legal expenses primarily related to the accrual of a $1.3 million legal settlement recorded in the quarter ended March 31, 2010, an increase in consulting and outside services of $1.1 million related to our ERP system implementation and other efforts to build a global organization and an increase in facility costs of $0.3 million.

2008 Compared to 2009.    General and administrative expenses decreased $0.5 million, or 10%, from 2008 to 2009. The decrease was primarily attributable to facility costs of $1.4 million, partially offset by the increase in headcount and related expenses of $0.8 million.

Depreciation and Amortization

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Depreciation and amortization	$571	$1,201	$2,334	110%	94%
Percentage of net revenue	5%	5%	5%

2009 Compared to 2010.    Depreciation and amortization expenses increased $1.1 million, or 94%, from 2009 to 2010. The increase was primarily the result of our investments in expanding our technology infrastructure and capital assets to support our increases in headcount across the organization. Depreciation and amortization related to our capitalized website and internal-use software development costs and fixed assets increased $0.3 million and $0.6 million, respectively.

2008 Compared to 2009.    Depreciation and amortization expenses increased $0.6 million, or 110%, from 2008 to 2009. The increase was primarily the result of our investments in expanding our technology infrastructure and capital assets to support our increases in headcount across the organization. Depreciation and amortization related to our capitalized website and internal use software development costs and fixed assets increased $0.2 million and $0.4 million, respectively.

Other Income (Expenses), Net

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Interest income	$433	$20	$30
Transaction gains (losses) on foreign exchange	—	—	9
Other non-operating income (loss), net	1	13	(24)

Total other income (expenses), net	$434	$33	$15

2009 Compared to 2010.    Other income (expense), net was relatively flat from 2009 to 2010.

2008 Compared to 2009.    Other income (expense), net decreased $0.4 million from 2008 to 2009, primarily as a result of a decrease in interest and investment income related to our short term investments that we sold in 2009 as well as a significant decline in interest rates.

Provision for Income Taxes

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Provision for income taxes	$4	$8	$75

2009 Compared to 2010.    Income tax expense increased $67,000 from 2009 to 2010, primarily related to taxes due in foreign jurisdictions.

2008 Compared to 2009.    Income tax expense was relatively flat from 2008 to 2009, primarily related to taxes due in foreign jurisdictions.

Quarterly Results of Operations and Other Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of net revenue for each of the seven quarters in the period ended September 30, 2011. We also present other financial and operational data and a reconciliation of net loss to adjusted EBITDA. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue by product
Local advertising	$7,088	$8,152	$8,880	$9,639	$11,222	$13,357	$15,746
Brand advertising	1,935	2,462	3,195	4,454	3,583	4,471	4,599
Other services	113	113	519	1,181	1,695	1,750	1,957

Total net revenue	$9,136	$10,727	$12,594	$15,274	$16,500	$19,578	$22,302

Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)(1)	572	718	878	969	1,276	1,285	1,537
Sales and marketing(1)	6,687	7,917	9,465	9,850	11,271	12,347	14,897
Product development(1)	1,207	1,522	1,922	1,909	2,319	2,661	3,444
General and administrative(1)(2)	3,092	2,793	2,690	2,712	3,617	3,584	4,766
Depreciation and amortization	444	453	586	851	819	924	1,047

Total costs and expenses	12,002	13,403	15,541	16,291	19,302	20,801	25,691

Loss from operations	(2,866)	(2,676)	(2,947)	(1,017)	(2,802)	(1,223)	(3,389)
Other income (expense), net	(39)	15	104	(65)	108	75	(326)

Loss before income taxes	(2,905)	(2,661)	(2,843)	(1,082)	(2,694)	(1,148)	(3,715)
Provision for income taxes	(11)	(10)	(27)	(27)	(12)	(17)	(36)

Net loss	(2,916)	(2,671)	(2,870)	(1,109)	(2,706)	(1,165)	(3,751)
Accretion of preferred stock	(33)	(48)	(47)	(47)	(47)	(47)	(47)

Net loss attributable to common stockholders	$(2,949)	$(2,719)	$(2,917)	$(1,156)	$(2,753)	$(1,212)	$(3,798)

Net loss per share attributable to common stockholders:
Basic	$(0.06)	$(0.05)	$(0.05)	$(0.02)	$(0.05)	$(0.02)	$(0.06)

Diluted	$(0.06)	$(0.05)	$(0.05)	$(0.02)	$(0.05)	$(0.02)	$(0.06)

Weighted-average shares used to compute net loss per share attributable to common stockholders:
Basic	52,297	54,032	56,605	57,390	58,214	59,944	62,048

Diluted	52,297	54,032	56,605	57,390	58,214	59,944	62,048

Stock-based compensation
Cost of revenue	$5	$5	$8	$8	$9	$11	$13
Sales and marketing	121	139	129	273	271	281	559
Product development	55	38	75	92	147	173	237
General and administrative	72	75	155	181	676	483	651

Total stock-based compensation	$253	$257	$367	$554	$1,103	$948	$1,460

(1)	Includes non-cash stock-based compensation expense.
(2)	Includes a legal settlement accrual of $1.3 million recorded in the three months ended March 31, 2010

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(as a percentage of net revenue)
Consolidated Statements of Operations Data:
Net revenue by product
Local advertising	78%	76%	71%	63%	68%	68%	71%
Brand advertising	21	23	25	29	22	23	21
Other services	1	1	4	8	10	9	8

Total net revenue	100%	100%	100%	100%	100%	100%	100%

Costs and expenses:
Cost of revenue	6	7	7	7	8	6	7
Sales and marketing	73	74	75	64	68	63	67
Product development	14	14	15	12	14	14	16
General and administrative	34	26	22	18	22	18	21
Depreciation and amortization	5	4	5	6	5	5	5

Total costs and expenses	132	125	124	107	117	106	116

Loss from operations	(32)	(25)	(24)	(7)	(17)	(6)	(16)
Other income (expense), net	—	—	1	—	1	—	(1)

Loss before income taxes	(32)	(25)	(23)	(7)	(16)	(6)	(17)
Provision for income taxes	—	—	—	—	—	—	—

Net loss	(32)%	(25)%	(23)%	(7)%	(16)%	(6)%	(17)%

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(in thousands)
Other Financial and Operational Data(1):
Reviews	10,244	11,696	13,475	15,115	17,339	19,705	22,390
Unique Visitors	29,815	32,538	37,496	39,356	46,817	51,560	61,102
Claimed Local Business Locations	159	199	247	307	380	453	529
Active Local Business Accounts	8	9	11	11	13	15	19
Adjusted EBITDA	$(2,169)	$(1,966)	$(1,994)	$388	$(880)	$649	$(882)

(1)	For information on how we define these operational and other metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”.

The following table presents a reconciliation of adjusted EBITDA to net loss.

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 31, 2011
	(in thousands)
Reconciliation of adjusted EBITDA:
Net loss	$(2,916)	$(2,671)	$(2,870)	$(1,109)	$(2,706)	$(1,165)	$(3,751)
Provision for income taxes	11	10	27	27	12	17	36
Other (income) expense, net	39	(15)	(104)	65	(108)	(75)	326
Depreciation and amortization	444	453	586	851	819	924	1,047
Stock-based compensation	253	257	367	554	1,103	948	1,460

Adjusted EBITDA	$(2,169)	$(1,966)	$(1,994)	$388	$(880)	$649	$(882)

Liquidity and Capital Resources

As of September 30, 2011, we had cash and cash equivalents of $23.1 million. Cash and cash equivalents consist of cash and money market funds. Cash held internationally as of September 30, 2011 is immaterial. We did not have any short-term or long-term investments. Additionally, we do not have any outstanding bank loans or credit facilities in place.

Since inception, we have financed our operations and capital expenditures through private sales of redeemable convertible preferred stock. Specifically, we received an aggregate of $15.9 million in net proceeds from the issuance of Series A, Series B and Series C redeemable convertible preferred stock from inception to 2008. During 2008, we received additional net proceeds of $14.9 million from the issuance of Series D redeemable convertible preferred stock. In 2010, we received additional net proceeds of $24.2 million from the issuance of Series E redeemable convertible preferred stock. In 2012, we plan to continue to invest for long-term growth.

We believe that our existing cash and cash equivalents balance together with the net proceeds we receive from this offering will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. In addition, we may elect to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” in this prospectus. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain needed additional funds, we will have to reduce our operating costs, which would impair our growth prospects and could otherwise negatively impact our business.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Consolidated Statements of Cash Flows Data:
Purchases of property and equipment	$1,333	$622	$3,571	$3,050	$2,760
Depreciation and amortization	571	1,201	2,334	1,483	2,790
Cash flows used in operating activities	(4,729)	(633)	(7,811)	(6,441)	(296)
Cash flows provided by (used in) investing activities	(1,118)	775	(4,800)	(3,706)	(4,733)
Cash flows provided by financing activities	15,023	72	24,633	24,534	1,025

Operating Activities

We used $0.3 million of cash from operating activities during the nine months ended September 30, 2011, primarily resulting from our net loss of $7.6 million, offset by non-cash depreciation and amortization of $2.8 million and non-cash stock-based compensation of $3.5 million.

We used $7.8 million of cash in operating activities in 2010, primarily resulting from our net loss of $9.6 million, offset by non-cash depreciation and amortization of $2.3 million and non-cash stock-based compensation of $1.4 million. In addition, significant changes in our operating assets and liabilities resulted from the following:

•	increase in accounts receivable of $4.4 million due to an increase in billings for local advertising plans and brand advertising campaigns as well as timing of payments from these customers;

•	increase in prepaids and other expenses of $1.1 million primarily due to the timing of payments for annual licenses and support for ERP and CRM systems;

•

increase in accounts payable and accrued liabilities of $2.9 million relating to the growth in the business and more specifically, the increase in accrued vacation, deferred rent for new facilities as well as timing of invoices and payments to vendors; and

•	increase in deferred revenue of $0.5 million related to the timing of payments for brand advertising campaigns as well as the growth in the local advertising plans business.

We used $0.6 million of cash in operating activities during 2009, primarily resulting from our net loss of $2.3 million, offset by non-cash depreciation and amortization of $1.2 million and non-cash stock-based compensation of $0.6 million.

We used $4.7 million of cash in operating activities during 2008, primarily resulting from our net loss of $5.8 million, offset by non-cash depreciation and amortization of $0.6 million and non-cash stock-based compensation of $0.4 million.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support the build-out of our data centers. We also continued to invest in technology hardware to support our growth in headcount and software to support website development, website operations and our corporate infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and website and internal-use software development.

We used $4.7 million and $3.7 million of cash in investing activities during the nine months ended September 30, 2011 and 2010, respectively. The increase in cash used in investing activities of $1.0 million primarily related to an increase of $1.0 million for expenditures related to website development.

We used $4.8 million of cash in investing activities during 2010 compared to generating $0.8 million in 2009. The increase in cash used in investing activities of $5.6 million primarily related to an increase of $2.9 million for purchase of property, equipment and software to support our growth in headcount. In addition, we generated $2.3 million of cash from investing activities in 2009 through net sales of investments and did not sell or purchase investments in securities in 2010.

We generated $0.8 million in cash from investing activities in 2009 compared to using $1.1 million in 2008. The decrease of cash used in investing activities of $1.9 million primarily related to an increase of $1.3 million for net sales of investments as well as $0.4 million in changes in our restricted cash balances.

We expect to continue to invest in property and equipment and development of software for the remainder of 2011 and thereafter.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of redeemable convertible preferred stock as well as the issuance of common stock related to the exercise of stock options.

We generated $1.0 million and $24.5 million of cash from financing activities during the nine months ended September 30, 2011 and 2010, respectively. The decrease in cash from financing activities of $23.5 million primarily related to additional net proceeds of $24.2 million that we received in the quarter ended March 31, 2010 from the issuance of Series E redeemable convertible preferred stock. Cash from financing activities for the nine months ended September 30, 2011 related to proceeds from the issuance of our common stock related to exercises of stock options.

We generated $24.6 million and $0.1 million of cash from financing activities during 2010 and 2009, respectively. The increase in cash from financing activities of $24.5 million primarily related to additional net proceeds of $24.2 million that we received in the quarter ended March 31, 2010 from the issuance of Series E redeemable convertible preferred stock.

We generated $0.1 million and $15.0 million of cash from financing activities during 2009 and 2008, respectively. The decrease in cash from financing activities of $14.9 million primarily related to additional net proceeds of $14.9 million that we received in 2008 from the issuance of Series D redeemable convertible preferred stock.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2008, 2009 or 2010 or in the nine months ended September 30, 2011.

Contractual Obligations

We lease various office facilities, including our corporate headquarters in San Francisco, California, under operating lease agreements that expire from 2011 to 2017. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods. We do not have any debt or material capital lease obligations, and all of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for equipment and office facilities are as follows as of September 30, 2011:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$10,594	$2,699	$4,955	$2,699	$241

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, website and internal-use software development costs, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 2 of the notes to our consolidated financial statements.

Revenue Recognition

We generate revenue from local advertising, brand advertising, and other services, which include Yelp Deals and various partner arrangements. Since 2008, net revenue from local advertising represented a majority of our revenue.

Local Advertising. We generate revenue primarily through fixed monthly fee advertising plans with local businesses. Our contracts typically last for three, six or 12-month periods in which businesses receive an agreed upon number of advertising impressions and the ability to add videos to their business pages, among other services. Revenue is recognized ratably over the contractual service period. After the expiration of the initial term, advertising plans automatically roll into a month-to-month basis unless otherwise specified by the merchant. Enhanced profile features can also be purchased individually on a monthly basis. Revenue is recognized in the month the service is delivered. Some advertising products can be purchased on a cost-per-click or pay-per-call basis, and revenue is recognized at the time of delivery. The arrangements are evidenced by written and/or electronic acceptance of our agreement that stipulate the volume of advertising to be delivered and the pricing.

Brand Advertising. We generate revenue from brand advertising through the display of advertisements (both graphic and text) on our website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods, and health and fitness industries. We recognize revenue from the sale of impression-based advertisements on our online platform in the period in which the advertisements, or “impressions”, are delivered, net of customer discounts. We also have fixed-price sponsorships for which we recognize revenue ratably over the applicable service period. The arrangements are evidenced by insertion orders or contracts that stipulate the types of advertising to be delivered and the pricing.

Other Services. We generate additional revenue through the sale of Yelp Deals, monetization of remnant advertising inventory through third-party ad networks and various partner arrangements related to reservations. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on our website or mobile app and via email. We earn a fee on Yelp Deals for acting as an agent in these transactions which are recorded on a net basis and included in revenue upon purchase of the deal. We record a sales allowance for potential Yelp Deal refunds based on our historical experience of refunds. We also generate a portion of our revenue through various partner agreements, for which revenue is recognized on a transaction-by-transaction basis. Currently, our partnership arrangements include the ability for consumers to make reservations on OpenTable and Orbitz through our website, each of which the arrangement began in 2010. In those arrangements for which we receive a fee, revenue is recorded on a per reservation basis net of cancellations.

Multiple-Element Arrangements. We enter into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

For the years ended December 31, 2008, 2009 and 2010, and for the nine months ended September 30, 2010, because we had not yet established the fair value for each element and our agreements contained mid-campaign cancellation clauses, advertising sales revenue was recognized in the period in which the advertisement was delivered.

Beginning on January 1, 2011, we adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence (“VSOE”) if available; (2) third-party evidence (“TPE”) if VSOE is not available; and (3) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. We have not historically sold a large volume of transactions on a standalone basis. As a result, we have not been able to establish VSOE for any of its advertising products.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape and pricing practices. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent guidance, our revenue for the nine months ended September 30, 2011 was not materially different from what would have been recognized under the previous guidance for multiple-element arrangements.

Website and Internal-Use Software Development Costs

We capitalize certain costs related to the development of our website or software developed for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be two to three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally two or three years.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We also provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement we recognize any such differences as a liability. Because of our net operating loss carryforwards, none of the unrecognized tax benefits through December 31, 2010, if recognized, would affect our effective tax rate.

At December 31, 2010, we had federal and state net operating loss carryforwards of approximately $22.5 million and $25.5 million, respectively, expiring beginning in 2024 and 2013, respectively.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility.    As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Nine Months Ended September 30
	2008	2009	2010	2010	2011
Expected term (in years)	6.08	6.08	5.99	6.00	6.08
Volatility	67.60%	71.57%	70.71%	70.74%	65.19%
Risk-free rate	1.71%	3.07%	2.36%	2.24%	2.34%
Expected dividend yield	—	—	—	—	—

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	third-party valuations of our common stock performed as of January 2010, July 2010, November 2010, April 2011, July 2011 and September 2011;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of our preferred stock sold to outside investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the history of the company and the introduction of new products;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

We granted stock options with the following exercise prices between January 1, 2010 and September 30, 2011:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
January 5, 2010	1,165,000	$1.30	$1.30
March 18, 2010	1,360,000	$1.73	$1.73
April 28, 2010	755,000	$1.73	$1.73
July 28, 2010	2,446,000	$1.73	$1.73
September 4, 2010	458,334	$1.73	$1.73
November 10, 2010	1,343,000	$1.79	$1.79
January 6, 2011	12,578,920	$1.79	$1.79
January 26, 2011	3,551,500	$1.79	$1.79
March 11, 2011	850,000	$1.79	$1.79
April 6, 2011	475,000	$1.79	$1.79
April 27, 2011	605,000	$2.04	$2.04
July 27, 2011	1,864,500	$2.27	$2.27
September 28, 2011	1,916,000	$2.66	$2.66

Based upon an assumed initial public offering price of $         per share, the aggregate intrinsic value of options outstanding as of September 30, 2011 was approximately $         million, of which approximately $         million related to vested options and approximately $         million related to unvested options.

In order to determine the fair value of our common stock underlying option grants, we utilized the option pricing method for those options granted in January 2010. The option method relies on financial option theory to allocate value among different classes of members’ equity based upon a future “claim” in value. For those options issued after January 2010, we utilized the probability-weighted expected return method (“P-WERM”), valuation approach. Under this approach, the share values were based upon the probability-weighted present value of expected future returns, considering each of the possible future scenarios available to the business enterprise, as well as the rights of each share class. The five potential liquidity/exit event scenarios evaluated by the board of directors and its third-party valuation firm are: (1) long-term initial public offering (“IPO”) sale, which contemplates a long-term IPO or strategic sale to occur in mid-2013; (2) medium-term IPO sale, which contemplates a medium-term IPO or strategic sale estimated to occur in mid-2012; (3) short-term IPO sale, which contemplates a short-term IPO or strategic sale estimated to occur in the second half of 2011; (4) medium-downside sale, which contemplates a sale of the Company in a two-year period if growth and markets to be penetrated are not consistent with the Company’s strategic plans; and (5) an intellectual property sale, which contemplates zero growth or market penetration, or erosion of our user base due to competition or external factors to occur by the second half of 2011.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

January 2010

We generated $7.7 million in revenue for the quarter ended December 31, 2009 compared to $7.4 million for the quarter ended September 30, 2009. We continued to incur net losses as we built out our sales and product development teams and our local advertising revenue increased by $1.0 million. The significant assumptions employed in this valuation were a risk-adjusted discount rate of between 25% and 30%, dividend yield of 0%, volatility on expected term of 26% and a risk-free interest rate of 0.8%. Based on these results, the factors described above and a third-party valuation as of January 2010, our board of directors granted stock options with an exercise price of $1.30 per share.

March 2010 and April 2010

Between January 2010 and March 2010, the U.S. economy and the financial and stock markets continued their recovery. We experienced sequential revenue growth, generating $9.1 million for the quarter ended March 31, 2010 compared to $7.7 million for the quarter ended December 31, 2009. In addition, on February 5, 2010, we issued Series E redeemable convertible preferred stock to a new investor for net proceeds of $24.2 million at a purchase price of $2.15 per share and, in February, March and April 2010, many holders of our common stock sold a portion of their shares to the same new investor for net proceeds of $2.034 per share, plus additional contingent consideration that was valued at $0.029 per share. In connection with this funding, we performed a contemporaneous valuation of our common stock as of January 27, 2010 and determined the fair value of our common stock to be $1.73 per share. We considered possible scenarios of an exit event within one to three years of the valuation date. Our Business Enterprise Value (“BEV”) reflected a non-marketability discount of 25% based on a liquidity event expected to occur within approximately two years. Based on these events, the third-party valuation of January 2010 and the factors discussed above, our board of directors granted stock options with an exercise price of $1.73 per share.

July 2010 and September 2010

Between March 2010 and June 2010, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $10.7 million for the quarter ended June 30, 2010 compared to $9.1 million for the quarter ended March 31, 2010. In light of our improved financial performance, we reviewed the valuation of our common stock as of July 15, 2010 and determined the fair value of our common stock to be $1.73 per share. Our BEV reflected a non-marketability discount of 25% based on a liquidity event expected to occur within approximately two years. Based on these considerations, a third-party valuation as of July 2010 and the factors discussed above, our board of directors decided to continue to grant stock options with an exercise price of $1.73 per share.

November 2010

Between September 2010 and November 2010, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $12.6 million for the quarter ended September 30, 2010, compared to $10.7 million for the quarter ended June 30, 2010. Although we only generated minimal revenue in the quarter ended September 30, 2010, we began selling Yelp Deals through our website. In addition, we continued to grow our sales and marketing and product development and as a result continued to incur net losses. During this period, we prepared a slight downward revision of our financial forecast to reflect updated information on sales expectations and expense forecasts. This downward revision in our forecast was offset in our valuation by market trends and comparable company metrics. We performed a contemporaneous valuation of our common stock as of November 10, 2010, and determined the fair value of our common stock to be $1.79 per share. Our BEV reflected a non-marketability discount of 25% based on a liquidity event expected to occur within approximately one to two years. Based on these considerations, a third-party valuation as of November 2010 and the factors discussed above, our board of directors granted stock options with an exercise price of $1.79 per share.

January 2011, March 2011 and April 6, 2011

Between November 2010 and March 2011, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $15.3 million for the quarter ended December 31, 2010 compared to $12.6 million for the quarter ended September 30, 2010. In analyzing the increase in revenue, we determined that the increase in revenue was driven by specific brand advertising campaigns and other revenue for various partner arrangements related to reservations and Yelp Deals through our website that may not be recurring. In addition to our downward revision of our financial forecast in November 2010, we continued to incur net losses and prepared for increased usage of cash due to hiring plans and investments in our website technology. Based on these considerations, third-party valuation as of November 2010 and the factors discussed above, our board of directors decided to continue to grant stock options with an exercise price of $1.79 per share.

April 27, 2011

In late April 2011, our board of directors instructed management to solicit proposals from outside firms to assist in preparing for an accelerated timeline for a potential IPO. As part of this directive in late April 2011, we performed a valuation of our common stock as of April 27, 2011, and determined the fair value of our common stock to be $2.04 per share. Although our financial forecast did not change significantly from November 2010, we reduced our non-marketability discount from 25% to 20% based on a reduction in the assumed time to a liquidity event to occur to approximately within one year and increased the probability weighting of an IPO in the medium term to 50% in light of the change in market conditions. Based on the timing of the decision of the board of directors, these considerations, a third-party valuation performed in April 2011 and the factors described above, our board of directors granted stock options with an exercise price of $2.04 per share.

July 2011

In July 2011, the U.S. economy and the financial and stock markets continued to recover. We experienced sequential revenue growth, generating $16.5 million for the quarter ended March 31, 2011 compared to $15.3 million for the quarter ended December 31, 2010. In analyzing the increase in revenue, we determined that brand advertising revenue decreased as a result of specific brand advertising campaigns in the quarter ended December 31, 2010 that did not continue in the quarter ended March 31, 2011. We continued to incur net losses and prepared for increased usage of cash due to hiring plans and investments in our website technology. We performed a contemporaneous valuation of our common stock as of July 15, 2011, and determined the fair value of our common stock to be $2.27 per share. Our BEV reflected a probability weighting of an IPO in the medium term of 60% and a reduction in the time horizon to a liquidity event to one year. Based on these results, the factors discussed above and a third-party valuation performed in July 2011, our board of directors decided to grant stock options with an exercise price of $2.27 per share.

September 2011

We experienced sequential revenue growth, generating $19.6 million of net revenue for the quarter ended June 30, 2011 compared to $16.5 million for the quarter ended March 31, 2011. In analyzing the increase in revenue, we determined that brand advertising revenue increased as a result of specific brand advertising campaigns in the quarter ended June 30, 2011 and by increases in local advertising and other revenue related to Yelp Deals. However, we continued to incur net losses and prepared for increased usage of cash due to hiring plans and investments in our website technology. We performed a contemporaneous valuation of our common stock as of September 28, 2011, and determined the fair value of our common stock to be $2.66 per share. Our BEV reflected we reduced our non-marketability discount from 20% to 15% based on a reduction in the assumed time to a liquidity event to occur to approximately 0.5 years. Based on these results, a third-party valuation performed in September 2011 and the factors discussed above, our board of directors decided to grant stock options with an exercise price of $2.66 per share.

Quantitative and Qualitative Disclosure About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange risks and inflation.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash, money market funds and commercial paper. We do not have any long-term borrowings.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. During 2010, we determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling and the euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance that amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and the reasons for such transfers and (2) the separate presentation of purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The amendments are effective for our fiscal year ending December 31, 2010, except for the new Level 3 reconciliation requirements, which will be effective for our fiscal year beginning January 1, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”), which updates the current guidance pertaining to multiple-element revenue arrangements included in FASB ASC 605-25, Revenue Recognition—Multiple Element Arrangements. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 will be effective for us in the annual reporting period beginning January 1, 2011. ASU 2009-13 may be applied retrospectively or prospectively and early adoption is permitted. The adoption of ASU 2009-13 did not have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

Yelp connects people with great local businesses. Our users have contributed a total of more than 22 million reviews of almost every type of local business, from restaurants, boutiques and salons to dentists, mechanics, plumbers and more. These reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing “word of mouth” online. The information these reviews provide is valuable for consumers and businesses alike. Approximately 61 million unique visitors used our website, and our mobile application was used on more than 5 million unique mobile devices, on a monthly average basis during the quarter ended September 30, 2011. Businesses, both small and large, use our platform to engage with consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: the contributors who write reviews, the consumers who read them and the local businesses that they describe.

Contributors.     We foster and support vibrant communities of contributors in local markets across the United States, Canada and Europe. These contributors provide rich, firsthand information about local businesses, such as reviews, ratings and photos. As our contributors add more information, the platform becomes more valuable for consumers and local businesses alike. Our users have contributed a total of more than 22 million reviews to our platform.

Consumers.    Our platform is transforming the way people discover local businesses and is attracting a large audience of geographically and demographically diverse consumers. Every day, millions of consumers visit our website or use our mobile app to find great local businesses. Our strong brand and the quality of the review content on our platform have enabled us to attract this large audience with almost no traffic acquisition costs. The reviews on our platform serve as valuable, “word-of-mouth” recommendations as consumers search for businesses to meet their everyday needs. Yelp consumers span a broad range of age groups, educational backgrounds and income levels. Approximately 61 million unique visitors used our website, and our mobile application was used on more than 5 million unique mobile devices, on a monthly average basis for the quarter ended September 30, 2011.

Local Businesses.    Our platform provides local businesses with a variety of free and paid services that help them engage with consumers at the critical moment when they are deciding where to spend their money. Local businesses can register a business account for free and “claim” their Yelp business page for each of their locations, allowing them to enhance the page with additional information about their businesses and respond to consumer reviews, among other features. Local businesses can also pay for premium services to promote themselves through targeted search advertising, discounted offers and further enhancements to their business page. As of September 30, 2011, approximately 529,000 free business pages had been claimed, and in the quarter ended September 30, 2011 we recognized revenue from approximately 19,000 local business accounts.

Powerful Network Effect.    Our platform helps people find great local businesses to meet their everyday needs. As more people use our platform, more of them write reviews based on their own experiences. These new reviews attract more consumers, which improves our value proposition to local businesses seeking effective advertising solutions. We believe that this increased engagement will enhance the usefulness of our platform for users and local businesses alike, benefiting our business in the long term.

Yelp Mobile.    We help consumers make decisions on the go. Our mobile app was recognized in the Apple iPhone Hall of Fame for AppStore Essentials and, as of November 10, 2011, was the #1

listed top free travel app in Apple’s App Store. Our mobile app accounted for approximately 40% of all searches on our platform for the quarter ended September 30, 2011. Almost every second on average, consumers used our mobile app to look up directions to or call a local business for the quarter ended September 30, 2011.

As our community has grown and our product offerings have expanded, we have seen significant growth in reviews, traffic, claimed local business locations and active local business accounts.

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Our users have contributed a total of more than 22 million reviews to our platform as of September 30, 2011, up 66% from the prior year. These reviews include reviews that are being filtered or have been removed. As of December 31, 2011, approximately 5 million reviews were being filtered and approximately 1.8 million reviews had been removed from our platform.

•	We had approximately 61 million unique visitors on a monthly average basis for the quarter ended September 30, 2011, up 63% from the same period in the prior year.

•	We had approximately 529,000 claimed business locations as of September 30, 2011, up 114% from the prior year.

•	We recognized revenue from approximately 19,000 active local business accounts for the quarter ended September 30, 2011, up 75% from the same period in the prior year.

We generate revenue primarily from the sale of advertising on our website to local businesses and national brands that seek to reach our growing audience of consumers. In the first nine months of 2011, we generated $58.4 million in net revenue, representing 80% growth over the first nine months of 2010. In this same period, we generated a net loss of $7.6 million and an adjusted EBITDA loss of $1.1 million. For information on how we define and calculate number of contributed reviews, unique visitors, claimed local business locations, active local business accounts and adjusted EBITDA, and a reconciliation of adjusted EBITDA to net loss, see “Selected Consolidated Financial And Other Data.”

Industry Overview

Every day, hundreds of millions of consumers make decisions about where to spend their money at local businesses. According to the U.S. Census Bureau, in the United States alone, there are over 27 million local business locations, which we believe represents a multi-trillion dollar market for commerce. According to BIA/Kelsey, a market intelligence firm, local businesses are estimated to have spent $19.6 billion on online advertising and $113.6 billion on traditional offline advertising in 2010. We believe several secular trends will increasingly challenge the traditional ways in which local businesses have connected with consumers and will offer opportunities for solutions like ours.

Online Reviews are Gaining Credibility.    With the growth of the Internet, online reviews have become a regularly relied-upon source of information. For example, according to the 2011 Cone Online Influence Trend Tracker, a survey of U.S. consumers conducted by Cone Communications, a public relations and marketing agency, 89% of respondents said that they find online channels trustworthy sources for product and service reviews, 87% of respondents said that positive information they read online reinforced their decision to purchase a product or service and 64% of respondents said that they go online to search for customer or user reviews. In another example, according to a 2010 survey from BrightLocal, a local search engine marketing company, 71% of U.S. consumers who responded said that they have read online customer reviews to determine whether a local business is a good business.

Local Advertising is Moving from Offline to Online.    Over the past decade, the advertising market for local businesses has undergone rapid and fundamental changes. Consumers who at one time turned almost exclusively to the yellow pages, newspapers, magazines and other forms of offline media for information about local businesses are now increasingly relying on online resources. As consumers move online, local businesses are shifting their ad spending from traditional media sources to online. According to the Veronis Suhler Stevenson Communications Industry Forecast, 23rd Edition, 2009-2013, the amount spent on local advertising in the United States through yellow pages and newspapers is forecast to decline from $58 billion in 2007 to $35 billion in 2012. According to BIA/Kelsey, the amount spent on online advertising by local businesses is forecast to increase from $15.5 billion in 2008 to $35.2 billion in 2014.

Mobile Connected Devices and Apps are Proliferating.    Mobile devices provide an ideal platform for people to search for local businesses due to their ability to identify consumer location and to provide all the benefits of digital content to consumers on the go. IDC, a market research firm, estimates that there will be over 1 billion smartphone shipments worldwide in 2015. Moreover, growth in user downloads of mobile apps has increased dramatically, with total mobile app downloads projected to reach almost 14 billion by 2013, according to IDC. This proliferation of mobile devices and mobile app downloads has given rise to the mobile advertising market, which is expected to grow at a 76% compounded annual growth rate from $1.6 billion in 2010 to $15.6 billion by 2014 based on revenue according to Gartner, a market research firm. Despite the relatively nascent stage of this market, advertisers are increasingly shifting their focus to mobile as an opportunity to engage with consumers and influence the decision-making process in real-time.

Why Consumers Choose Yelp

We believe consumers are drawn to our platform because Yelp reviews reflect recent, firsthand experiences from the community that help consumers find the best local businesses for their everyday needs. The Yelp platform is free and easy to use and has broad demographic appeal, serving local communities in the United States and internationally. The graphic below, based on data compiled by Quantcast, a digital marketing firm, in September 2011, illustrates the broad age, education and income demographics of consumers who use Yelp.

We believe that consumers choose Yelp primarily for the following reasons:

Yelp Reviews.    Yelp reviews are core to the Yelp experience and a key point of differentiation from competing services. The passionate and detailed reviews on Yelp form a rich database from which consumers can draw relevant information about how and where to spend money locally.

Some of the distinguishing characteristics of Yelp reviews include:

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Breadth.    We believe that we have more reviews of more businesses in more categories and locations in the markets in which we operate than any competitive service. Our breadth of content across business categories provides consumers with a wide-ranging selection of reviewed businesses as they search across many categories, making our platform a one-stop source for all things local. Since 2005, our users have contributed a total of more than 22 million reviews covering a wide set of local business categories, including restaurants, shopping, beauty and fitness, arts, entertainment and events, home and local services, health, nightlife, travel and hotel, auto and other categories. We highlight below the breakdown by industry of local businesses that have received reviews on our platform and the breakdown by industry of reviews contributed to our platform through September 30, 2011. The charts below include information based upon all contributed reviews and include some businesses that have only received reviews that are being filtered or have been removed.

Reviewed Businesses

Reviews

The top five industry categories accounted for an aggregate of approximately 76% of our local advertising revenue for the three months ended September 30, 2011, broken down as follows: Home & Local Services, 20%; Restaurants, 18%; Beauty & Fitness, 16%; Health, 13%; and Auto, 9%.

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Depth.    We feature full-text reviews, providing detailed, searchable information about local businesses with greater depth of content than most competitive offerings. This differentiation is illustrated by the number of reviews per reviewed business and the level of detail provided in the reviews. As of September 30, 2011, the total of more than 22 million reviews contributed to our platform represented an average of more than nine reviews per reviewed business and contained an average of more than 100 words. We collect and index information on local businesses at the state, city, neighborhood and street level. In addition to reviews, we collect photos, check-ins and other detailed information about local businesses. The in-depth nature of these reviews and other information allows Yelp to provide useful responses even to very specific queries from consumers, whether searching for the best baba ghanoush in the Tribeca district of Manhattan, or an auto mechanic specializing in classic cars in Seattle. This level of detailed content enhances Yelp’s local search experience and allows consumers to regularly rely on our platform for all kinds of everyday purchasing decisions.

•	Relevant and Recent. Our platform is continually updated with fresh content from the community. Our contributors submitted over 25,000 reviews per day during the quarter ended September 30, 2011.

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Trusted and Credible.    The credibility of Yelp reviews is a critical component of our value proposition and brand. We follow three primary principles to bolster the credibility of the reviews on our platform. First, we ensure that all reviews are written by users with public Yelp profiles, and we also encourage them to express themselves personally in their profiles. Second, we encourage local businesses to respond to positive and negative reviews so that they can connect with their fans and attempt to allay the concerns of their detractors. Third, we use automated filtering software to help us showcase the most helpful and reliable reviews among the millions that are submitted to our website. However, determining the credibility of reviews is difficult, and we cannot guarantee that our efforts will prove effective or adequate.

Superior Search and Discovery.    Yelp provides a robust platform for consumers to easily discover new things to do and new places to go based on nuanced queries, location and other personal preferences. The combination of our proprietary search technology and our content enables consumers to receive especially relevant results for highly specific local searches. For example, a consumer desiring fresh oysters in Seattle does not have to search through the menus of local seafood restaurants. Instead, the consumer can search for “fresh oysters” on Yelp in the specific neighborhood of interest. A recent Yelp search for fresh oysters in the downtown district of Seattle returned 28 results with the top reviewed establishments ranked first, some with well over 100 reviews. The Yelp search result also displayed the different restaurants’ contact information and an interactive map to find directions. Additionally, our content tends to rank highly on major search engines, such as Google, Yahoo! and Bing, which we believe is due to its quality, freshness and relevance.

Mobile.    Our mobile app is an ideal way for people to discover great local businesses. It combines our reviews and other relevant information with knowledge of the consumer’s location in an integrated experience. Our mobile app was ranked as the #1 free travel app in the Apple App Store as of November 10, 2011, was recognized by Time magazine as one of the top “50 Best iPhone apps in 2011,” and was recognized in the Apple iPhone Hall of Fame for Appstore Essentials. Our mobile app also provides new ways to contribute content to our platform through features that let consumers “check-in” at local businesses and submit photos and “quick tips” directly from their smartphones.

Why Local Businesses Choose Yelp

Yelp serves local businesses by helping them get discovered and engage with potential customers and by providing advertising solutions that help local businesses reach new customers easily and affordably.

Broad and Targeted Reach.    Our platform helps local businesses access a large audience of potential consumers at the specific moment when they are searching for a local business. We have a large audience of local online users with approximately 61 million unique visitors, on a monthly average basis for the quarter ended September 30, 2011. These consumers are generally planning to spend money at a local business, and Yelp helps them find the best business to meet their needs. We also give local businesses the ability to offer mobile deals and discounts to attract consumers on-the-go.

Focus on Demand Fulfillment:    In contrast to other marketing solutions that only create awareness and attempt to generate consumer demand through online advertising and email marketing, Yelp also helps businesses fulfill demand by engaging with consumers that have already expressed demand for a specific product or service. Local businesses can use our platform to engage with, advertise to, and offer deals and discounts to intent-driven consumers to attract them to their business.

Easy, Flexible and Affordable Platform to Engage with Consumers. Within a matter of minutes, a business owner can set up a free online business account. With minimal additional effort, she can use our online advertising platform to engage with customers and track the effectiveness of ads and deals. We offer local businesses performance- and impression-based advertising and the flexibility to pay on a monthly basis or through the purchase of three, six or 12-month advertising plans. The prices of our advertising plans typically range from $300 to $1,000 per month. Our platform provides multiple free and paid advertising solutions to engage with consumers:

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Free Online Business Accounts. Local businesses can provide additional details like hours of service, business history and pictures to attract consumers. Additionally, local businesses can use the Yelp platform to respond to reviews, good or bad, to retain existing customers and attract new customers, all at no cost.

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Search Advertising. Our platform enables local businesses to target consumers who are specifically looking to purchase their product or service at the critical moment when they are deciding where to spend their money. For example, a Yelp ad placed by a dentist in Brooklyn will be shown to consumers in that area who are looking for dentists on our website.

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Deals. Local businesses also have the ability to offer promotional discounted deals for their products and services. Yelp Deals are primarily focused on demand fulfillment, and are thus shown to consumers who search for a specific product or service on our platform.

Our Strengths

We are one of the leading providers of information about local businesses. We believe that our success is largely attributable to the breadth, depth and overall quality of the reviews contributed to our platform. These reviews helped us draw approximately 61 million unique visitors to our website, on a monthly average basis for the quarter ended September 30, 2011. In addition to the reviews available on our platform, other key strengths contributing to our success include:

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Passionate Community.    We foster and support vibrant communities of contributors in the markets in which we operate, creating an environment that is conducive for people to write thoughtful and detailed reviews about local businesses. These local communities are hard to replicate, and they generate the detailed and passionate reviews for which we are known.

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Leading Brand in Local.    Our exclusive focus on local has helped us to establish a powerful brand identity for local search. To maintain our strong brand, we will continue to foster communities of contributors, strive to ensure the richness and authenticity of reviews and increase the speed and accuracy of local business search.

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Powerful Network Effect.    Our platform helps people find great local businesses to meet their everyday needs. As more people use our platform, more of them write reviews based on their own experiences. Each review that a user contributes helps expand the breadth and depth of the content on our platform. This content draws in more consumers who use our platform to find more great local businesses. This increase in consumer traffic then improves our value proposition to local businesses in the community as they seek low-cost, easy-to-use and effective advertising solutions to target a large number of intent-driven customers. We believe that this increased engagement will enhance the usefulness of our platform for users and local businesses alike, benefiting our business in the long term.

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Proven Market Development Strategy.    Although we have a limited operating history and have not yet achieved profitability, we have a track record of successfully building a base of detailed content review for new markets, which is a key driver of our growth and our leadership position. We first identify attractive new markets, populate our content platform in those markets by collecting business listing information and hiring local Community Managers. After launch, growth in Yelp reviews drives a virtuous cycle of growth in both consumers and active local business accounts. We also invest heavily in expanding our sales force to further drive revenue growth. Once we achieve a critical mass of reviews, consumers and local businesses in a market, our platform can continue to generate revenue growth, with our largest expense being related to sales efforts to attract local business advertising customers.

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Local-Focused Sales Force.    We believe we have been able to attract and train a highly specialized and effective internal sales force. Members of our sales force benefit from our powerful business model and brand, as they have easy access to approximately 19 million U.S. local businesses and 529,000 claimed local business locations worldwide on our platform. We also enjoy significant efficiencies as nearly all of our sales force is concentrated primarily in three locations—Scottsdale, Arizona, San Francisco, California and New York City, New York—to serve all of our local businesses and national advertisers in the United States.

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Proprietary Technology.    Our engineering team has developed what we believe are superior search and review filtering technologies, which, together with ongoing innovation, helps us attract a large base of contributors, consumers and local businesses. Our search technologies enable contextual and meaningful search for consumers—for example, if a user searches for “vinyl records”, our search results would return music stores that specialize in old records in the relevant geographic area with related relevant reviews. Reviews available on our platform are filtered through our proprietary software, which helps improve the reliability of the content on our platform.

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Attractive Business Model.    Reviews contributed by our users enable us to benefit from low content creation costs, consisting primarily of the cost of Community Managers, who we employ to foster and support our communities of contributors. Based on the breadth of content and variety of advertising solutions on our platform, we have been able to attract a large audience of consumers with almost no traffic acquisition costs and a diverse customer base of local businesses and national brand advertisers.

Our Growth Strategy

We intend to grow our platform and our business by focusing on the following key growth strategies:

Growth in Existing Markets:

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Increase the Number of Reviews.    We will continue to explore ways to enable contributors to share their local experiences through detailed reviews, pictures and other forms of content contribution across our platform. As we continue to grow our contributor and consumer footprint within our existing markets, we expect to benefit from accelerating network effect dynamics, further driving the growth of reviews, consumers and local business activity.

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Attract More Users.    We believe that we can increase the number of consumers that use our platform. In September 2011, less than 15% of the of the total U.S. online audience visited Yelp as reported by comScore, Inc., a company providing digital marketing intelligence. We believe that as our brand recognition increases and the number of reviews on our platform grows, our platform will become more widely known and relevant to broader audiences, thus attracting new consumers to use our service.

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Increase Usage of Current Users.    By continuing to expand the number of reviews across diverse categories, driving more claimed business pages, and providing a more feature-rich experience, we can increase the number of visits and searches per user. Many consumers begin using Yelp to search for restaurants and boutiques, but more than half of reviewed businesses are in categories outside of restaurants and shopping. We believe that there is a substantial opportunity for a larger percentage of our user base to use Yelp to search in more categories.

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Attract More Businesses.    As of September 2011, only approximately 529,000 local business locations out of the 19 million local businesses on our platform had claimed their Yelp pages. We believe the continued increase in the size of our audience of consumers will encourage local businesses to advertise on our platform.

Expand to New Geographic Markets

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United States.    While we have reviews and local business listings that span the entire United States, we see a significant opportunity to continue expanding our footprint in the United States by hiring Community Managers in new markets. Our aim is to leverage our capabilities, brand and know-how to create a trusted online platform to connect people to great local businesses across the United States.

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International.    We are active in 22 international markets, all of which are in Canada and Western Europe. While we have not yet begun to sell local advertising in our international markets, we intend to begin hiring an international sales force in 2012. We plan to continue investing in additional international markets as we seek to emulate our growth in the United States.

Platform Expansion

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Website and Mobile.    We plan to continue to innovate and introduce new products for our website and mobile app, making it even easier for consumers to find the most relevant information on Yelp as they look for a local businesses. During the quarter ended September 30, 2011, our mobile app users accounted for approximately 40% of all searches on our platform. We are highly focused on the quality of the user experience and will not incorporate advertising or other products or solutions that we believe may excessively degrade the user experience with our mobile app and potentially alienate users, even if they might result in increased short-term monetization. Accordingly, we do not currently offer paid advertising on our mobile app, other than Yelp Deals. We plan to continue to explore opportunities to monetize our mobile app while adhering to high standards of user experience, but we have no firm plans at this time to increase monetization of our mobile app. As a result, we may not be able to generate meaningful revenue from our mobile app for the foreseeable future.

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Alternative Platforms.    We also plan to continue to innovate and introduce our content and solutions on new platforms and distribution channels such as automobile navigation systems, web-enabled televisions and voice-enabled mobile devices. We have relationships with several companies like T-Mobile USA, Inc. and Apple Inc. to make our content and solutions available on their consumer devices.

Enhance Monetization

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Grow Our Sales Force.    We will continue to grow our sales force so we can reach more businesses. We believe this ongoing investment in our sales force will drive an increase in active local business accounts. In the quarter ended September 30, 2011, we recognized revenue from approximately 19,000 local business accounts on our platform, a fraction of the approximately 529,000 claimed local business locations and approximately 19 million U.S. local businesses on our platform.

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Expand Our Portfolio of Revenue-Generating Products.    We plan to continue to grow and develop advertising and e-commerce products and partner arrangements that provide incremental value to our advertisers and business partners to encourage them to increase their advertising budgets allocated towards our platform.

Market Development Strategy

As of September 30, 2011, we were active in 43 Yelp markets in the United States and 22 Yelp markets internationally. This footprint represents a fraction of the potential markets that we are currently targeting for expansion. We describe our market development strategy below:

Identification.    We select new markets based on a number of different city- or country-specific criteria, including population size, local gross domestic product, or GDP, pre-existing base of reviews on our platform, Internet and wireless penetration, proximity to existing markets, number of local businesses and local ad market growth rate.

Preparation and Launch.    Before launching a market in any country, we license business listing information from third-party data providers and create individual pages for each business location in the entire country. We sometimes hire temporary local employees, called “scouts,” to provide additional rich content, such as reviews, photos and hours of operation. To bolster the integrity of the content they provide, we closely monitor their contributions to the platform, prohibit them from reviewing businesses with which they have a conflict of interest and identify them in their public profiles as paid contributors. At launch, consumers can read and write reviews about any business on our platform and contribute information about businesses that are not already listed. We have active Yelp markets in Austria, Canada, France, Germany, Ireland, Italy, the Netherlands, Spain, the United Kingdom and the United States.

Growth.    After launch, we focus on attracting contributors, consumers and local businesses to our platform. In each Yelp market, we hire a Community Manager, a local resident whose responsibilities include writing a weekly Yelp email newsletter and organizing events for Yelp contributors. Our Community Managers’ activities help us increase awareness of our platform and build avid communities of users who are willing to contribute content to our platform. These active contributors may be invited to attend sponsored social events but do not receive compensation. In time, this community growth drives a network effect whereby contributed reviews expand the breadth and depth of our review base. This expansion draws an increasing number of consumers to access the content on our platform, thus inspiring new and existing contributors to create additional reviews that can be shared with this growing audience.

Scale.    While this virtuous cycle unfolds, we focus our sales force to build our base of active paying local business accounts and drive revenue growth. At scale, our platform reaches a critical mass of reviews, consumers and active local business accounts, and we begin an active sales effort with local businesses. Thereafter, our largest expense is related to sales efforts to attract local business advertising customers.

To further illustrate the development of our markets as they scale, we highlight below our review and revenue metrics for three cohorts of Yelp markets in the United States: the Yelp markets that we launched in 2005-2006; the Yelp markets that we launched in 2007-2008; and the Yelp markets that we launched in 2009-2010. In the markets we have entered, review growth and consumer activity are generally followed by revenue generated from local businesses. We hope to improve the revenue generating potential of our international markets once we begin hiring an international sales force in 2012.

U.S. Market Cohort	Number of Yelp Markets (1)	Average Cumulative Reviews 9/30/11 (2)	Year-Over-Year Growth in Average Cumulative Reviews (3)	Average Local Advertising Revenue YTD 2011 (4)	Year-Over-Year Growth in Average Local Advertising Revenue (5)
2005 – 2006 Cohort	6	1,903	55%	$4,077	51%
2007 – 2008 Cohort	14	428	67%	$761	87%
2009 – 2010 Cohort	18	109	95%	$96	137%

(1)	A Yelp market is defined as a city or region in which we have hired a Community Manager.
(2)	Average cumulative reviews is defined as the total cumulative reviews of the cohort as of September 30, 2011 (in thousands), including reviews that were then being filtered or had been removed from our platform, divided by the number of markets in the cohort.
(3)	Year-over-year growth in average cumulative reviews compares average cumulative reviews as of September 30, 2011 with average cumulative reviews as of September 30, 2010.
(4)	Average local advertising revenue is defined as the total local advertising revenue from businesses in the cohort for the nine months ended September 30, 2011 (in thousands), divided by the number of Yelp markets in the cohort.
(5)	Year-over-year growth in average local advertising revenue compares local advertising revenue for the nine months ended September 30, 2011 with local advertising revenue for the same period in 2010.

For a table showing the year of launch of each of the Yelp markets in which we are currently active, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Overview.” In general, the Yelp markets in our earlier U.S. market cohorts are more populous than those in later cohorts, and we have already entered many of the largest markets in the United States. For these and other reasons, further expansion into additional U.S. markets may not yield results similar to those of our existing U.S. markets.

We have made a significant investment in support of our market development initiatives. For the nine months ended September 30, 2011, our total costs and expenses were $65.8 million, an increase of approximately 61% over the corresponding period in 2010. Because most of our costs and expenses relate to personnel and activities that support multiple markets, we do not record costs and expenses separately by market or cohort.

Products

We provide both free and paid products to local businesses. In addition, we enable local businesses and national advertisers to deliver targeted advertising to large local audiences through our platform.

Local Business

Free Online Business Account	We enable businesses to create a free online business account and claim the page for each of their business locations. Business representatives can verify their affiliation with the business through an automated telephone verification process which requires that they be reachable at the phone number that is publicly displayed for their business listing on our platform. With their free business accounts, businesses can view business trends (e.g., statistics and charts reflecting the performance of a business’s page on our platform), message customers (e.g., by replying to reviews either publicly or privately), update information (e.g., address, hours of operation) and offer Yelp Deals.

Enhanced Listing	Our enhanced listing solution eliminates search advertising from the businesses’ profile pages and allows them to incorporate a video clip or photo slide show on the pages.

Search and Other Ads	We allow local businesses to promote themselves as a sponsored search result on our platform or on related business pages.

Yelp Deals	Our Yelp Deals product allows local business owners to create promotional discounted deals for their products and services, which are marketed to consumers through our platform. Yelp Deals typically have a fee structure based solely on transaction volume with no upfront costs, and we typically earn a fee based on the discounted price of each deal sold. We process all customer payments and remit to the business the revenue share of any Yelp Deal purchased. We offer both email deals that are focused on demand generation and deals on our platform that are focused on demand fulfillment where businesses can target intent-driven consumers who are specifically searching for a product or service on our platform.

National/Brand Advertisers

Traditional Display Advertising	We offer our advertising solution for national brands that want to improve their local presence. These solutions consist of search and display ads (both graphic and text) on Yelp’s website, which are typically sold to advertisers on a per-impression basis. Our national advertisers include leading brands in the automobile, financial services, logistics, consumer goods and health and fitness industries.

Transaction Partners

OpenTable	Our partnership, through a written agreement, with OpenTable provides consumers the ability to reserve seats directly on the business listing pages of restaurants that participate in OpenTable’s network.

Orbitz	Our partnership, through a written agreement, with Orbitz allows consumers to quickly book rooms directly on the business listing pages of hotels that affiliate with Orbitz.

The screenshot below illustrates a search on our website for an auto mechanic in Chicago and includes a display advertisement for a national brand and a Yelp search ad for a local business.

The screenshot below illustrates a local business page on our website for a restaurant in Sherman Oaks, California that includes a photo slide show as part of an enhanced listing, the ability to reserve a table through our partnership with OpenTable and an offer for a Yelp Deal.

The screenshots below illustrate a Yelp Deal for a special offer at a local business in San Francisco as displayed on our mobile app.

The screenshot below illustrates a dashboard for a local business that displays the number of times this particular local business page was viewed. The business owner also has the option to view the number of times an ad was clicked if they chose to advertise on Yelp.

Technology

Product development and innovation are core pillars of our strategy. We aim to delight our users and business partners with our products. We provide our web-based and mobile services using a combination of in-house and third-party technology solutions and products.

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Our Search and Ranking Technology.    We leverage the data stored on our platform and our proprietary indexing and ranking techniques to provide our users with contextual, relevant and up-to-date results to their search queries. For example, a consumer desiring environmentally-friendly carpet cleaners does not have to call individual cleaners and inquire about their use of chemical-base cleaning solutions. Instead the consumer can search for “environmentally-friendly carpet cleaners” on Yelp and discover cleaners with the best service and “green” cleaning products that serve a specific neighborhood.

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Our Filtering Technology.    In order to maintain and enhance the quality, authenticity and integrity of the reviews on our platform, we employ proprietary filtering technology to analyze and screen all of our reviews. Our filtering software looks at a wide range of data associated with each review and reviewer in order to determine the review’s relevance and reliability. Our filtering software operates continually, and the results of its determinations with respect to particular reviews may change over time as it factors in new information. This can result in reviews that were previously unfiltered becoming filtered and reviews that were previously filtered being restored to unfiltered status. Filtered reviews do not factor into a business’s overall star rating and are segregated from unfiltered reviews on our website. By clicking on a link on a reviewed business’s page on our website, users can access the filtered reviews for that business, as well as the star rating and other information about reviews that we have removed for violation of our terms of service. We believe our filtering technology is one of the key contributors to the quality, authenticity and integrity of the reviews on our platform and the success of our service.

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Our Mobile Solutions.    We identified mobile as a key area for our business as early as 2006. We have since invested significant resources into the development of a comprehensive mobile app platform, supporting the major smartphone operating systems available to consumers today, including iOS, Android, Blackberry and Windows Mobile. In addition, we maintain a version of our website dedicated to mobile-based browsers at m.yelp.com. Over time we have enhanced the functionality of our mobile app, such that it provides similar and, in some areas, greater functionality than our website. Some of the innovations we introduced through our mobile app include “check-ins”, “quick tips” and Monocle, our augmented reality feature, among others.

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Infrastructure.    Our web and mobile properties are currently hosted from two locations. The primary location is within a shared data center environment in San Francisco, California. We are in the process of deploying an additional location within a shared data center environment in Virginia as a fully redundant backup for our primary location, and to increase performance and reliability of our web and mobile properties. We expect this location to be fully operational in early 2012. We currently use a third-party leased server provider as our second hosting location to optimize performance as an interim solution until our redundant location is fully deployed; we expect to cease using this interim solution in 2012. Our web and mobile properties are designed to have high availability, from the Internet connectivity providers we choose, to the servers, databases and networking hardware that we deploy. We design our systems such that the failure of any individual component is not expected to affect the overall availability of our platform. We also leverage other third-party Internet based (cloud) services including rich-content storage, map related services, ad serving, and bulk processing.

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Network Security.    Our platform includes a host of encryption, antivirus, firewall and patch-management technology to protect and maintain the systems located at the data center as well as other systems and computers across our business.

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Internal Management Systems.    We rely on third-party ‘off-the-shelf’ technology solutions and products as well as internally developed and proprietary systems to ensure rapid, high-quality customer service, software development and website integration, update and maintenance.

Sales and Marketing

We have a team of Community Managers based in 65 Yelp markets in the United States and internationally, whose primary goals are to build a local community of contributors, raise brand awareness, organize events for the best contributors in their respective cities and engage with the surrounding community. These efforts foster and support vibrant communities of contributors in local markets across the U.S., Canada and Europe. We believe that continuing to serve our contributors is a critical factor in improving the value of our platform.

The primary purpose of our marketing campaigns is to increase brand awareness, foster a sense of community among local contributors, and increase the number of claimed local business locations and active local business accounts. The strength of our brand and the high quality of Yelp reviews facilitate a powerful network effect that has helped to attract approximately 61 million unique visitors, on a monthly average basis for the quarter ended September 30, 2011, to our website with almost no traffic acquisition costs.

Our sales force is concentrated in three primary locations—Scottsdale, Arizona, San Francisco, California and New York City, New York. We intend to begin hiring our international sales force in 2012. Our sales force primarily focuses on gaining new active local business accounts by identifying and contacting local businesses through direct engagement, direct marketing campaigns, and weekly emails to claimed local businesses. Our sales force is also responsible for attracting national brand advertisers to our platform.

Competition

We compete for consumer traffic with traditional, offline local business guides and directories, and with other online providers of local and web search on the basis of a number of factors, including the reliability of our content, breadth, depth and timeliness of information and the strength and recognition of our brand. We also compete for a share of local businesses’ overall advertising budgets with traditional, offline media companies and other Internet marketing providers on the basis of a number of factors, including our large consumer audience, effectiveness of our advertising solutions, our pricing structure and recognition of our brand. Our competitors include the following types of businesses:

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Offline.    We primarily compete with offline media companies and service providers who typically have existing advertising relationships with local businesses. Services provided by competitors range from yellow pages listings to direct mail campaigns to advertising and listings services on local newspapers, magazines, television and radio.

•	Online. We compete with Internet search engines, such as, Google, Yahoo! and Bing. We also compete with various other online service providers.

Culture and Employees

We take great pride in our company culture and consider it to be one of our competitive strengths. Our culture helps drive our business forward and is a part of everything we do; it allows us to attract and retain a talented group of employees, create an energetic work environment and continue to innovate in a highly competitive market.

Our culture extends beyond our offices and into the local communities in which people use Yelp. We have full-time employees called Community Managers located in 65 markets across the U.S. and internationally, whose responsibilities include supporting the sharing of experiences by consumers in the local market that they serve and increasing brand awareness. In addition, we organize events several times a year to recognize our most important contributors, fostering face-to-face interaction, build the Yelp brand and foster the sense of true community in which we believe so strongly. Our culture is at the foundation of our success, and our core values remain a pivotal part of our everyday operations.

As of September 30, 2011, we had 852 full-time employees globally.

The Yelp Foundation

Our board of directors has approved the establishment of The Yelp Foundation, a non-profit organization designed to support consumers and businesses in the communities in which we operate. In the quarter ended December 31, 2011, our board of directors approved the contribution and issuance to The Yelp Foundation of 2,080,000 shares of our common stock, representing one percent of our outstanding capital stock.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks and domain names to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States. As of September 30, 2011, we had approximately 59 trademarks registered or pending in approximately 18 countries or regions. Our registration efforts have focused on gaining protection of the following trademarks (among others): Yelp and the Yelp burst logo. These marks are material to our business as they enable others to easily identify us as the source of the services offered under these marks and are essential to our brand identity.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the Internet, media and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Facilities

Our principal executive offices in North America are located in San Francisco, California, and currently our only international office is located in London, England. Although we plan to expand our facility footprint in London and open our international headquarters in Dublin, Ireland, in the near term, we believe that our properties are otherwise generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Legal Proceedings

In February and April 2010, we were sued in two putative class actions on behalf of local businesses asserting various causes of action based on claims that we manipulated the ratings and reviews on our platform to coerce local businesses to buy our advertising products. These cases were subsequently consolidated in an action asserting claims for violation of the California Business & Professions Code, extortion and attempted extortion based on the conduct they allege and seeking monetary relief in an unspecified amount and injunctive relief. In October 2011, the court dismissed this action with prejudice. The plaintiffs have since filed notice of their intent to appeal the dismissal.

In March 2011, we were sued in an action on behalf of certain current and former employees asserting claims for violations of the federal Fair Labor Standards Act, the California Labor Code and the California Business & Professions Code and seeking monetary relief in an unspecified amount. In September 2011, we agreed in principle, subject to court approval, to settle this matter for payments in an aggregate amount of up to $1.3 million.

In addition, from time to time, we are a party to litigation and subject to claims incident to the ordinary course of business.

Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions are as follows:

Name	Age	Position
Jeremy Stoppelman	34	Co-Founder, Chief Executive Officer and Director
Geoff Donaker	38	Chief Operating Officer and Director
Rob Krolik	43	Chief Financial Officer
Joseph R. (“Jed”) Nachman	39	Senior Vice President, Sales
Laurence Wilson	39	General Counsel and Secretary
Max R. Levchin(1)	36	Chair of the Board of Directors
Fred Anderson(2)(3)	67	Director
Peter Fenton(3)	39	Director
Diane M. Irvine(2)	53	Director
Jeremy Levine(2)	38	Director
Keith Rabois(1)	42	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Executive Officers

Jeremy Stoppelman is our co-founder and has served as our Chief Executive Officer since our inception in 2004 and as a member of our board of directors since September 2005. Prior to joining us, Mr. Stoppelman served as the Vice President of Engineering at PayPal, Inc., an online payment company, from February 2000 to June 2003. Prior to PayPal, Mr. Stoppelman was a software engineer at Excite@Home, an Internet search provider, from August 1999 to January 2000. He holds a B.S. in Computer Engineering from the University of Illinois. Mr. Stoppelman brings to our board of directors the perspective gained from his experience as one of our founders and our Chief Executive Officer and his experience in the Internet industry.

Geoff Donaker has served as our Chief Operating Officer since June 2006 and a member of our board of directors since December 2010. Since joining us in November 2005 as the Vice President of Business Development, Mr. Donaker has helped to orchestrate our geographic expansion, build our revenue lines and hire our management team. Prior to joining us, Mr. Donaker served in several roles at eBay Inc., an Internet marketplace, including Director of International Categories and Director of Collectibles, from May 2001 to November 2005. Prior to eBay, he held various management and marketing roles at Internet companies, including Voter.com, Excite@Home and Excite, from 1998 through 2000. Mr. Donaker began his career with Mercer Management Consulting (now Oliver Wyman) from August 1995 to January 1998. He holds a B.S. in Mechanical Engineering from Stanford University. Mr. Donaker brings to our board of directors his experience in the Internet industry and the perspective gained from working with us since our early stages.

Rob Krolik has served as our Chief Financial Officer since July 2011. Prior to joining us, Mr. Krolik served as Chief Financial Officer of Move, Inc., an online real estate company, from July 2009 to August 2011. Prior to Move, Mr. Krolik served in several roles, the most recent as Vice President, Global Finance Operations at eBay from September 2005 to July 2009. Prior to eBay, Mr. Krolik served as Vice President of Finance at Shopping.com, Inc., a price comparison service company, from September 2004 to September 2005, when it was acquired by eBay. Prior to Shopping.com, Mr. Krolik held management roles at DigitalThink, Inc., an online learning company acquired by Convergys Corporation, from March 2002 to May 2004, most recently as its Chief Financial Officer. Mr. Krolik holds a B.B.A. from the University of Texas at Austin and is a certified public accountant (inactive).

Jed Nachman has served as our Vice President of Sales since January 2007 and our Senior Vice President of Sales since September 2011. Prior to joining us, Mr. Nachman held several senior sales roles for Yahoo! Inc., an Internet search company, from January 2002 to January 2007, most recently as Director of Corporate Sales for the Western Region for Yahoo! HotJobs, an online job search company. Prior to Yahoo!, Mr. Nachman served as sales manager at HotJobs from June 1999 to 2002, when it was acquired by Yahoo!. Prior to HotJobs, Mr. Nachman was an associate at Robertson Stephens from 1996 to 1998. Mr. Nachman holds a B.A. in Economics from the University of Colorado at Boulder.

Laurence Wilson has served as our General Counsel and Secretary since November 2007. Prior to joining us, Mr. Wilson served as Vice President of Legal and Business Development for Xoom Corporation, a global money transfer company, from January 2004 to October 2007. Previously, Mr. Wilson began his legal career with Claremont Partners, Inc., a health care solutions company, from March 2002 to January 2004. He received his J.D. from Stanford Law School and a B.A. in History from the University of California, San Diego.

Board of Directors

Max Levchin has served on our board of directors as Chairman since July 2004. Mr. Levchin is currently an investor in and adviser to emerging technology companies. Previously, Mr. Levchin was Vice President of Engineering at Google, Inc., an Internet search company, from August 2010 to August 2011. Prior to Google, Mr. Levchin was founder and Chief Executive Officer of Slide, Inc., a developer of social applications such as photo and video self-expression and social games, from January 2005 to August 2010, when it was acquired by Google. Prior to founding Slide, Mr. Levchin was Chief Technology Officer and a director at PayPal from March 2000 to December 2002, when it was acquired by eBay. Mr. Levchin co-founded Confinity Inc., an Internet and electronics company, in December 1998, and served as the Chief Technology Officer and a director through March 2000, when Confinity merged with X.com and became PayPal. Mr. Levchin founded NetMeridian Software, a developer of early palm-top security applications, in January 1996, and served as Chief Executive Officer from January 1996 to December 1998. He received a B.S. in Computer Science from the University of Illinois, Urbana-Champaign in 1997. Mr. Levchin was selected to serve on our board of directors due to his extensive background and experience in the social media and Internet industry and as a seasoned entrepreneur.

Fred Anderson has served on our board of directors since February 2011. Mr. Anderson has been a Managing Director of Elevation Partners, a private equity firm focused on the media and entertainment industry, since July 2004. From March 1996 to June 2004, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Apple Inc., a manufacturer of personal computers and related software. Prior to joining Apple, Mr. Anderson was Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc., an electronic transaction processing firm, from August 1992 to March 1996. On April 24, 2007, the Securities and Exchange Commission (the “SEC”) filed a complaint against Mr. Anderson and another former officer of Apple. The complaint alleged that Mr. Anderson failed to take steps to ensure that the accounting for an option granted in 2001 to certain executives of Apple, including himself, was proper. Simultaneously with the filing of the complaint, Mr. Anderson settled with the SEC, neither admitting nor denying the allegations in the complaint. In connection with the settlement, Mr. Anderson agreed to a permanent injunction from future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and Section 16(a) of the Exchange Act and Rules 13b2-2 and 16a-3 thereunder, and from aiding and abetting future violations of Sections 13(a), 13(b)(2)(A), 13(b)(2)(B), and 14(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13, and 14a-9 thereunder. He also agreed to disgorge approximately $3.5 million in profits and interest from the option he received and to pay a civil penalty of $150,000. Under the terms of the settlement, Mr. Anderson may continue to act as an officer or director of public companies. Mr. Anderson also served on the Board of Apple from June 2004 to June 2006, E.Piphany, Inc. from May 2003 to September 2005 and Palm, Inc. from September 2007 to July 2010. Mr. Anderson currently serves on the Board of Directors of eBay, Inc. and Move, Inc. Mr. Anderson holds a B.A. from Whittier College and an M.B.A. degree from the University of California, Los Angeles. The board of directors believes Mr. Anderson’s extensive global financial management expertise as the former Chief Financial Officer of global technology firms gives him the experience, qualifications and skills to serve as a director.

Peter Fenton has served on our board of directors since September 2006. Since May 2006, Mr. Fenton has been a General Partner at Benchmark Capital, a venture capital firm, where his investment interests include software, digital media, and technology-enabled services. Prior to joining Benchmark, Mr. Fenton was a Managing Partner at Accel Partners, a venture capital firm, from October 1999 to May 2006. Prior to joining the venture capital community, he was General Manager of Video at Autonomy Virage, Inc., a multimedia information retrieval company, from April 1996 to April 1998. He holds an M.B.A. from the Stanford University Graduate School of Business and a B.A. in Philosophy from Stanford University. Mr. Fenton was selected to serve on our board of directors due to his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of Internet and technology companies and serving on the boards of directors of a range of private companies.

Diane Irvine has served on our board of directors since November 2011. Ms. Irvine served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from February 2008 to November 2011 and as President from February 2007 to November 2011. Ms. Irvine also served as a director of Blue Nile from May 2001 to November 2011, and she served as Chief Financial Officer of Blue Nile from December 1999 to September 2007. From February 1994 to May 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc., a timberland management and wood products company. From September 1981 to February 1994, Ms. Irvine served in various capacities, most recently as a partner, with Coopers and Lybrand LLP, an accounting firm. Ms. Irvine formerly served on the board of directors of Ticketmaster Entertainment, Inc., a live entertainment ticketing and marketing company, from August 2008 to January 2010 and Davidson Companies, an investment banking and asset management company from January 1998 to January 2009. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation from Golden Gate University. Ms. Irvine was selected to serve on our board of directors due to her financial expertise and extensive experience in public company management.

Jeremy Levine has served on our board of directors since November 2005. Mr. Levine is a Partner at Bessemer Venture Partners, a venture capital firm, which he joined in May 2001, where his investment interests include entrepreneurial startups and high growth companies in various industries, including consumer Internet, consumer software and business software and services. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an Internet software publisher from June 1999 to May 2001. Prior to Dash, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from July 1997 to June 1999. Previously, Mr. Levine was with McKinsey & Company as a management consultant from June 1995 to July 1997. Mr. Levine holds a B.S. in Computer Science and Economics from Duke University. Mr. Levine was selected to serve on our board of directors due to his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of Internet and technology companies and serving on the boards of directors of a range of private companies.

Keith Rabois has served on our board of directors since September 2005. Mr. Rabois is the Chief Operating Officer of Square, Inc., a service allowing anyone to accept credit cards utilizing a smartphone. Prior to Square, Mr. Rabois was the Vice President of Strategy & Business Development for Slide, from May 2007 to August 2010, when it was acquired by Google. Prior to Slide, Mr. Rabois was Vice President of Business and Corporate Development at LinkedIn Corporation, a professional online network, from January 2005 to May 2007. Previously, he was Chief Operating Officer of Epoch Innovations, Inc., a research and investment information company, from December 2003 to December 2004 and was an Entrepreneur in Residence at Clarium Capital Management, an investment management company and hedge fund, from January 2003 to December 2003. Previously, Mr. Rabois held various positions at PayPal from November 2000 to November 2002, most recently Executive Vice President of Business Development, Public Affairs and Policy. He was previously Vice President of Business Development at Voter.com from February 2000 to November 2000 and Policy Director at Quayle 2000, the company running the presidential campaign for Dan Quayle, from April 1999 to October 1999. Mr. Rabois was an associate at Sullivan & Cromwell LLP, a law firm, from October 1995 to March 1999 and was a law clerk for the Honorable Edith H. Jones, United States Court of Appeals for the Fifth Circuit from August 1994 to August 1995. He holds a J.D. from Harvard Law School and a B.A. in Political Science from Stanford University. Mr. Rabois was selected to serve on our board of directors due to his extensive background and experience in the social media and Internet industry and as a seasoned investor.

Each of our officers serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Classified Board

Upon completion of this offering, our board of directors will consist of eight members. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be and , and their terms will expire at the annual general meeting of stockholders to be held in 2013;

•	The Class II directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2014; and

•	The Class III directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2015.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the             , independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors has determined that, other than Messrs. Stoppelman and Donaker, by virtue of their positions as Chief Executive Officer and Chief Operating Officer, respectively, none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the             . Accordingly, a majority of our directors are independent, as required under applicable              rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Mr. Anderson, Ms. Irvine and Mr. Levine, each of whom satisfies the independence requirements under the              listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Irvine, whom our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The primary functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	considering and approving or disapproving of all related party transactions;

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reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Messrs. Anderson and Fenton, each of whom our board of directors has determined to be independent under the              listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The chair of our compensation committee is Mr. Fenton. The functions of this committee include:

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determining the compensation and other terms of employment of our chief executive officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Levchin and Rabois, each of whom our board of directors has determined to be independent under the              listing standards. The chair of our nominating and corporate governance committee is Mr. Rabois. The functions of this committee include:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.yelp.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on or accessible through our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. We did not provide any cash compensation to our non-employee directors during the year ended December 31, 2011.

The following table sets forth information regarding non-cash compensation earned by or paid to our non-employee directors during 2011:

Name	Option Award		Total
Fred Anderson	$—		$—
Peter Fenton	—		—
Diane Irvine	165,470	(1)	165,470
Max R. Levchin	—		—
Jeremy Levine	—		—
Keith Rabois	—		—

(1)	In connection with Ms. Irvine’s joining the board of directors in November 2011, we awarded Ms. Irvine an option to purchase 100,000 shares of our Class B common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation provided to our “named executive officers” for 2011 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components, and the decisions made for compensation in respect of 2010 and 2011 for each of our named executive officers.

Our named executive officers for 2011 who appear in the Summary Compensation Table are:

•	Jeremy Stoppelman, our Chief Executive Officer

•	Rob Krolik, our Chief Financial Officer

•	Geoff Donaker, our Chief Operating Officer

•	Jed Nachman, our Senior Vice President, Sales

•	Laurence Wilson, our General Counsel and Secretary

•	Vlado Herman, our former Chief Financial Officer

Executive Compensation Philosophy, Objectives, and Design

Philosophy.    We operate in a new and rapidly evolving market. To succeed in this environment, we must continually refine our business model, increase our traffic and revenue, manage the effectiveness of our advertising solutions and attract new advertising clients, develop and update our technology infrastructure and deploy new functions and products, expand our business in new and existing markets, both domestic and international, and partner with other companies. To achieve these business objectives, we need to attract and retain a highly talented team of executives. We also expect our team to possess and demonstrate strong leadership and management capabilities.

Objectives.    Our executive compensation programs are designed to achieve the following objectives:

•	attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business objectives;

•	promote teamwork while also recognizing the role each executive plays in our success; and

•	align the interests of our executive officers with those of our stockholders.

Design.    As a privately held company, our total compensation package for our executive team has consisted of a combination of base salary, grants under our long-term equity incentive compensation plan and limited severance and change in control benefits. Compensation has been heavily weighted towards equity, including stock options, with limited cash compensation. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we feel are necessary to attract and retain executive talent. We have not generally offered cash bonus opportunities to our executive officers, as we believe that relying primarily on equity compensation has focused our executive officers on driving the achievement of our strategic and financial goals while conserving cash during our early years. We believe that making equity awards the largest component of executive compensation helps to motivate our executive officers to achieve our business objectives, and align the interests of our executive officers with those of our stockholders. We have also provided limited severance and change in control benefits to allow our executive officers to focus on pursuing business strategies that, while in best interest of our stockholders, may result in a disruption in their employment.

We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of the factors described in the prior paragraph and in greater detail below. We generally review compensation on an annual basis.

Compensation-Setting Process

Role of Our Board.    For 2010 and for part of 2011 prior to the first formal meeting of our compensation committee in November 2011, our board of directors was responsible for overseeing our executive compensation program, including determining and approving the compensation arrangements for our executive officers. Mr. Stoppelman and Mr. Donaker, as members of our board, attended meetings of our board of directors and actively participated in determining our executive compensation philosophy, design and amounts, but each abstained from final decisions with respect to his own performance and compensation. Unless otherwise stated, the discussion and analysis below is based on decisions by the board of directors.

During 2010 and 2011, our board of directors and our compensation committee considered one or more of the following factors when setting executive compensation, as further explained in the discussions of each compensation element below:

•

the experiences and individual knowledge of the members of our board of directors regarding executive compensation, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

•

individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally been leaving meaningful compensation opportunities at their prior employers to work for us;

•	the recommendations of our Chief Executive Officer and Chief Operating Officer;

•	corporate and individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;

•	the executive’s existing equity award and stock holdings;

•

internal pay equity of the compensation paid to one executive officer as compared to another—that is, that the compensation paid to each executive should reflect the importance of his role to the company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork; and

•	the potential dilutive effect of equity awards on our stockholders.

We expect that following this offering, in setting executive compensation, we may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our Class A common stock and compensation levels at public peer companies.

We created our compensation committee in March 2011, and we approved a charter in November 2011. The compensation committee held its first formal meeting in November 2011. Prior to this offering, our compensation committee was primarily responsible for reviewing our existing executive compensation structures and programs and making recommendations for any changes to the full board for approval. Following November 2011, our compensation committee will be responsible, together with our board of directors, for executive compensation decisions, including establishing our executive compensation philosophy and programs and determining specific executive compensation, including cash and equity.

Role of Management.    In setting compensation, our Chief Executive Officer and Chief Operating Officer worked closely with members of our board in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), and establishing new hire packages. Our finance department works with our Chief Executive Officer and Chief Operating Officer to gather financial and operational data that the Chief Executive Officer and Chief Operating Officer review in making their recommendations. From time to time, our Chief Financial Officer and General Counsel attend meetings (or portions of meetings) of the board of directors to present information and answer questions. No executive officer participated directly in the final determinations regarding the amount of any component of his own compensation package.

Role of Compensation Consultant.    Prior to 2011, neither we nor our board nor our compensation committee had retained a compensation consultant to provide services in respect of executive compensation. In September 2011, in preparation for this offering, our compensation committee retained Compensia, Inc., a national compensation consulting firm, to provide executive compensation advisory services. Specifically, we have engaged Compensia to provide the following services:

•	suggest a peer company group composed of public companies with revenues and employee populations comparable to us;

•

conduct an executive compensation assessment analyzing the current cash and equity compensation of our senior management team against compensation for similarly situated executives at our peer group companies;

•	review market practices with respect to executive severance and change in control arrangements;

•	assist with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;

•	review our compensation policies and practices, including our long-term compensation program design;

•	review of board compensation; and

•	assist management in preparing a compensation risk assessment of our broad-based employee compensation practices.

From time to time, Compensia attends meetings (or portions of meetings) of our compensation committee to present information and answer questions.

Creation of Peer Group.    Prior to 2012, we did not refer to compensation paid by a specific peer group of companies in setting compensation and we did not benchmark our compensation to a specific level. Instead, we relied heavily on the reasonable business judgment of our board members and officers (which includes their knowledge and experience with the hiring of hundreds of employees by our company in the last several years) and negotiations with the new hire candidates in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent. In preparation for this offering, our Management has been working with Compensia to determine a set of peer companies to recommend to our compensation committee for purposes of making executive compensation decisions following this offering.

Executive Compensation Program Components

Base Salary.    We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty in the face of working for a privately-held company and having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a private company. The board of directors recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent, particularly in the absence of a cash bonus opportunity.

In setting initial salary levels and determining adjustments from year to year, the board considers the executive’s anticipated responsibilities and individual experience, the board members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, a general sense of internal pay equity among our executive officers and negotiations with the executive. The board may also consider the impact of the value of the executive’s equity awards when setting or adjusting base salaries. The board does not apply specific formulas in determining base salary increases.

The board generally reviews, and adjusts as necessary, base salaries for each of our executive officers annually. In connection with our annual review process for 2010, our Chief Executive Officer and Chief Operating Officer recommended and our board approved without change the base salary increases for our executive officers set forth below. Our board decided not to increase Messrs. Stoppelman’s and Donaker’s base salaries in 2010, based on its determination that these officers’ overall compensation package, including their prior equity holdings, appropriately met our motivation and retention goals. The board increased Messrs. Nachman’s, Wilson’s and Herman’s base salaries based on the scope of the executive’s anticipated responsibilities for the coming year, the independent judgment of the directors in compensating similarly situated individuals at other companies, our budget for salary adjustments and a desire for greater internal pay parity with respect to base salaries. Based on these factors, our board increased the base salary for Mr. Nachman effective January 1, 2010 and increased the base salaries for Messrs. Wilson and Herman effective July 1, 2010.

Name	2009 Salary	2010 Salary	% Increase
Jeremy Stoppelman	$220,000	$220,000	0%
Geoff Donaker	$235,000	$235,000	0%
Jed Nachman	$180,000	$220,000	22%
Laurence Wilson	$170,000	$200,000	18%
Vlado Herman	$170,000	$200,000	18%

In early 2011, as part of the annual compensation review, our board of directors reviewed our named executive officers’ salaries. The board did not approve increases for Messrs. Stoppelman’s and Donaker’s base salaries after taking into account the potential value of equity awards made to these executives in January 2011 (discussed in greater detail below). However, at that time, the board did approve 2011 base salaries of $300,000 for Mr. Nachman effective January 1, 2011 and $225,000 for Mr. Wilson effective July 1, 2011, reflecting the critical importance of their respective roles to the Company as we prepared for this offering and the easing of cash constraints on our compensation budget as our company has matured. Our board decided not to increase Mr. Herman’s base salary in 2011. In setting Mr. Krolik’s initial base salary of $300,000, the board considered internal pay equity, the prior salary of Mr. Herman, the critical need for a chief financial officer candidate with public company experience and negotiations with Mr. Krolik of the salary level necessary to induce him to join our team.

Name	2010 Salary	2011 Salary	% Increase
Jeremy Stoppelman	$220,000	$220,000	0%
Rob Krolik	NA	$300,000	NA
Geoff Donaker	$235,000	$235,000	0%
Jed Nachman	$220,000	$300,000	36%
Laurence Wilson	$200,000	$225,000	13%
Vlado Herman	$200,000	$200,000	0%

In November 2011, in connection with the preparations for this offering, the compensation committee reviewed base salaries and approved base salary increases, effective as of January 1, 2012, to $300,000 for each of Messrs. Stoppelman, Donaker and Wilson. In determining this level of compensation, the compensation committee considered their experiences in compensating executives at similarly situated companies, the desire for internal pay equity as among our named executive officers, and the contemporary decision to continue to rely on base salary and equity compensation as the primary compensation vehicles.

Incentive Cash Compensation.    In 2010 and 2011, the board decided to not offer incentive cash compensation opportunities, and did not pay bonus compensation for such years, to any executive officer. The board recognizes that while incentive cash compensation is a common compensation element at many companies, including companies with whom we compete for talent, the board felt that the equity compensation opportunities held by our executives provided sufficient motivation and retention incentives. The board also felt it was appropriate, given the broader economic environment, and the company’s then-current cash constraints, and that it was in the best interests of the company and our stockholders to rely on base salary and equity compensation and not incentive cash compensation. In November 2011, in connection with preparations for this offering, the compensation committee revisited the board’s decision from earlier in 2011 and made the decision to continue to rely on base salary and equity compensation as the primary executive compensation vehicles.

Equity Compensation.    As a privately-held company, we have historically used options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team’s focus and contributions with the long-term interests of the company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant. Typically, stock options granted to our executive officers vest over four or five years, allowing them to serve as an effective retention tool. We have also started to use, on a limited basis, restricted stock awards, in order to attract key talent. These restricted stock awards have a multi-year (generally over four years) time-based vesting condition, allowing them to serve as an effective retention tool.

In addition, our board has approved certain executive stock awards containing accelerated vesting provisions upon certain material change in control transactions, upon an initial public offering of our securities, or upon certain adverse employment actions taken in connection with a change in control. Our board believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers and to motivate our executive officers to work towards corporate objectives that provide a meaningful return to our stockholders. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on our material corporate goals, including completion of an initial public offering, as well as on the potential for closing other material corporate transactions that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Potential Payments Upon Termination or Change in Control.”

From time to time, we have granted to our employees generally, including our executive officers, options with an early exercise feature that allows the optionholder to exercise and receive unvested shares of our stock, so that the executive may exercise and have a greater opportunity for gains on the shares to be taxed at long-term capital gain rates rather than ordinary income rates. Our board believes this early exercise feature reflects current market practices for private companies, based on the collective knowledge and experiences of our board members, and allows us to attract and retain highly qualified employees.

In determining the form, size, and material terms of executive equity awards, our board customarily considered, among other things, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, the need to attract and retain employees in the absence of a cash bonus program, the Chief Executive Officer’s and Chief Operating Officer’s recommendations, individual accomplishments, adjustments to duties, the executive officer’s existing equity award holdings (including the unvested portion of such awards), the retention implications of existing grants and our incentive goals, internal pay equity as among our executive officers and market conditions.

With respect to 2010, our board of directors considered the current equity compensation opportunities and holdings of each of our executive officers, and in the increases in base salary for Messrs. Nachman and Wilson, and decided that for each executive, other than Mr. Herman, the existing rights and opportunities provided sufficient compensation opportunities and motivation. The board decided to grant Mr. Herman a stock option covering 1,000,000 shares in connection with his transition to his new role as Chief Financial Officer. The size of the grant reflected the board’s determination of the importance of his role in the preparations for this offering and the appropriate internal pay equity of a chief financial officer as compared to the other executive officers.

With respect to 2011, our board of directors granted each of our executive officers, other than Mr. Herman, a new stock option award, covering the number of shares set forth in the table below. The size and terms of these stock options reflected the board’s determination of the need for long-term retention incentives as well as the board’s experiences in compensating similarly situated executives at similarly situated companies. The board did not grant Mr. Herman a new stock option award in light of the sizable grant made to him in the middle of 2010 and in light of his anticipated transition upon the hiring of Mr. Krolik. The board granted Mr. Krolik options covering 300,000 shares of our common stock and a restricted stock award covering 600,000 shares of our common stock in connection with the commencement of his employment. The size and terms of these grants reflected negotiations with Mr. Krolik and a desire for internal pay parity with our other executive officers.

Name	2011 Option Grant	2011 Restricted Stock Award
Jeremy Stoppelman	6,404,156	—
Rob Krolik	300,000	600,000
Geoff Donaker	5,239,764	—
Jed Nachman	750,000	—
Laurence Wilson	750,000	—
Vlado Herman	—	—

Post-Employment Compensation

The initial terms and conditions of employment for each of our named executive officers, other than Mr. Stoppelman, are set forth in written offer letters. For a summary of the material terms and conditions of these offer letters, see “—Offer Letter Agreements” and “—Potential Payments Upon Termination or Change in Control” below. We do not have an employment agreement at this time with our Chief Executive Officer, Mr. Stoppelman. Like all of our executives, Mr. Stoppelman’s employment is on an at-will basis.

Prior to 2011, we have not entered into employment agreements providing for post-employment compensation in the form of cash severance or continued employee benefits to our named executive officers. While severance is a common compensation element at many companies, including companies with whom we compete for talent, the board felt that offering this kind of severance was not necessary at the relevant hire dates to attract key talent and induce employees to leave their current employment and was not prudent for a small but growing private company. Instead, we have offered our senior executive officers change in control and severance protections in the form of limited rights to acceleration of vesting on a change of control and upon involuntary terminations of employment following a change of control. We believe these equity acceleration provisions will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company and a potential for the termination of their employment.

However, to induce Mr. Krolik to forgo other opportunities and leave his current employment for the uncertainty of a demanding position in a new and unfamiliar organization, the board approved cash and equity acceleration protections in the event of his involuntary termination of employment following a change in control. The amount and terms of these benefits reflect the negotiations of the executive officer with the company and the board’s determination, based on their experiences and without reference to market data, of reasonable severance provisions for similarly situated executives. These benefits encourage Mr. Krolik to maintain continued focus and dedication to his responsibility to help maximize stockholder value in the face of decisions that are in the best interests of our stockholders but not necessarily in the executive officer’s own personal best interests.

Employee Benefits

We provide standard health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees.

We generally do not offer executive perquisites. However, from time to time, we may consider providing limited perquisites to the extent our board believes that these limited perquisites are important for attracting and retaining key talent.

Equity Granting Policies

•	We encourage our named executive officers to hold a significant equity interest in our company, but have not set specific ownership guidelines.

•

While our board of directors has delegated authority to our compensation committee to grant equity awards to executive officers, all equity awards previously granted to our executive officers have been granted by our full board of directors.

•

Prior to this offering, we did not have any program, plan or obligation that required us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

•

In the absence of a public trading market for our common stock, our board of directors has historically determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuation reports obtained from independent valuation firms.

Tax and Accounting Considerations

Deductibility of Executive Compensation.    Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers (other than the chief financial officer) to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” including the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our board is mindful of the benefit to us of the full deductibility of compensation, our board believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the company and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation.    Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, and we have not agreed and are not otherwise contractually obligated to provide any named executive officers with such a “gross-up” or other reimbursement.

Accounting Treatment.    The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our stockholders. Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Recovery Policies

The board and the compensation committee have not determined whether they would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

Compensation Risk Assessment

In connection with this offering, our board of directors has engaged Compensia to assist the board in conducting a review of the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer, who resigned from that position in July 2011, and our other three most highly compensated executive officers during 2011. We refer to these individuals in this prospectus as our named executive officers. 2010 compensation information is included for certain individuals as was previously disclosed in public filings with the SEC.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)	All Other Compensation(3)	Total
Jeremy Stoppelman	2011	$220,000	$—	$—	$6,624,459	$6,741	$6,851,200
Chief Executive Officer	2010	220,000	—	—	—	5,933	225,933

Rob Krolik(4)	2011	128,461	—	1,362,000	391,530	5,341	1,887,332
Chief Financial Officer	2010	—	—	—	—	—	—

Geoff Donaker	2011	235,000	—	—	5,420,012	12,805	5,667,817
Chief Operating Officer	2010	235,000	—	—	—	11,493	246,493

Jed Nachman	2011	300,000	—	—	775,800	12,844	1,088,644
Senior Vice President, Sales	2010	220,000	—	—	—	11,460	231,460

Laurence Wilson	2011	212,500	—	—	775,800	6,426	994,726
General Counsel and Secretary	2010	185,000	—	—	—	5,738	190,737

Vlado Herman(5)	2011	186,042	—	—	—	9,070	195,112
Former Chief Financial Officer	2010	185,000	—	—	1,095,700	5,219	1,285,919

(1)	None of our executive officers was eligible to receive a bonus for services performed during 2010 or 2011. In January 2010, Mr. Nachman received a bonus of $40,000, which was awarded in recognition of services performed during 2009 and is not included in the table above.
(2)	The amounts reported here do not reflect the actual economic value realized by the named executive officer. In accordance with SEC rules, this column represents the grant date fair value of shares underlying stock awards and stock options, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. For additional information on the valuation assumptions, see note 9 of the notes to our consolidated financial statements.
(3)	This amount includes life, health and dental insurance premiums paid by the company and reimbursement for health club memberships. For Mr. Herman, it also includes cash paid for unused time off.
(4)	Mr. Krolik has served as our Chief Financial Officer since July 2011 and did not receive any compensation from us for service in any capacity during 2010.

(5)	Mr. Herman served as our principal financial officer from November 2006 through July 2011 and left the Company in October 2011.

Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to the named executive officers during the year ended December 31, 2011. The equity awards granted identified in the table below are also reported in “Outstanding Equity Awards as of December 31, 2011.” For additional information regarding our equity incentive plans, see “Executive Compensation—Employee Benefits and Stock Plans.”

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise Price or Base Price of Option Awards(2)	Grant Date Fair Value of Stock and Option Awards(2)
Name
Jeremy Stoppelman	1/6/2011		6,404,156	1.79	6,624,459
Rob Krolik	7/27/2011		300,000	2.27	391,530
	7/27/2011	600,000	—	—	1,362,000
Geoff Donaker	1/6/2011		5,239,764	1.79	5,420,012
Jed Nachman	1/6/2011		750,000	1.79	775,800
Laurence Wilson	1/26/2011		750,000	1.79	775,800
Vlado Herman	NA	—	—	—	—

(1)	The stock options reflected in this column were granted under our 2005 Plan. For a description of the terms of stock options granted under our 2005 Plan, see “Employee Benefit and Stock Plans—Amended and Restated 2005 Equity Incentive Plan.”
(2)	This amount does not reflect the actual economic value realized by the named executive officer. In accordance with SEC rules, this amount represents the grant date fair value of this equity award, in accordance with applicable accounting guidance related to stock-based compensation. For additional information on the valuation assumptions, see note 9 to the notes to our consolidated financial statements.

Outstanding Equity Awards as of December 31, 2011

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Jeremy Stoppelman	2,487,540	(1)	—		$0.088	12/10/2012	—		—
	720,468	(2)	5,683,688		$1.790	1/5/2021	—		—

Robert J. Krolik	—		300,000	(3)	$2.270	7/6/2021	—		—
							600,000	(4)	1,710,000

Geoff Donaker	1,293,073	(5)	—		$0.016	6/20/2016	—		—
	1,617,760	(6)	—		$0.080	12/10/2017	—		—
	37,788	(7)	199,920		$1.790	1/5/2021	—		—
	551,677	(8)	4,450,379		$1.790	1/5/2021	—		—

Joseph R. Nachman	387,500	(9)	—		$0.049	7/30/2017	—		—
	310,000	(10)	—		$0.270	4/22/2018	—		—
	42,074	(11)	163,699		$1.790	1/5/2021	—		—
	42,926	(12)	501,301		$1.790	1/5/2021	—		—

Laurence A. Wilson	744,518	(13)	—		$0.080	11/4/2017	—		—
	4,650	(14)	162,750		$1.790	1/25/2021	—		—
	16,183	(15)	566,417		$1.790	1/25/2021	—		—

Vlado Herman	—	(16)	—		NA	NA	—		—

(1)

20% of the total shares underlying this option vested on December 11, 2008. The remaining shares vest  1/60 monthly, subject to continued service to us through each vesting date. As of December 31, 2011, 1,990,032 shares were vested. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(2)	For the first 12 months following the vesting commencement date of November 10, 2010, 53,368 shares vested monthly; for the second 12 months, 80,052 shares vest monthly; for the third 12 months, 106,735 shares vest monthly; for the fourth 12 months, 133,420 shares vest monthly; and for the fifth 12 months, the remainder of shares outstanding vest ratably. As of December 31, 2011, 720,468 shares were vested.
(3)	25% of the shares underlying this option will vest on July 27, 2012. Thereafter, the remaining shares vest in a series of 36 equal monthly installments, subject to continued service to us through each vesting date.
(4)	25% of the shares underlying this award will vest on July 27, 2012. Thereafter, the remaining shares vest in a series of 12 equal quarterly installments, subject to continued service to us through each vesting date.
(5)

25% of the total shares underlying this option vested on June 26, 2007. The remaining shares vest  1/48 monthly, subject to continued service to us. As of December 31, 2011, all shares underlying this option were vested, and the option had been exercised as to 319,957 shares.

(6)

25% of the total shares underlying this option vested on December 11, 2008. The remaining shares vest  1/48 monthly, subject to continued service to us through each vesting date. As of December 31, 2011, all shares underlying this option were vested.

(7)	For the first 12 months following the vesting commencement date of November 10, 2010, 2,899 shares underlying the option vested monthly; for the second 12 months, 3,000 shares vest monthly; for the third 12 months, 4,655 shares vest monthly; and for the next 24 months, the remainder of shares outstanding vest ratably. As of December 31, 2011, 37,788 shares were vested.
(8)	For the first 12 months following the vesting commencement date of November 10, 2010, 40,765 shares underlying the option vested monthly; for the second 12 months, 62,497 shares vest monthly; for the third 12 months, 82,675 shares vest monthly; for the fourth 12 months, 104,507 shares vest monthly; and for the fifth 12 months, the remainder of shares outstanding vest ratably. As of December 31, 2011, 551,677 shares were vested.
(9)

25% of the total shares underlying this option vested on July 31, 2008. The remaining shares vest  1/48 monthly, subject to continued service to us through each vesting date. Of the shares underlying this option, all shares were vested as of December 31, 2011.

(10)

25% of the total shares underlying this option vested on April 28, 2009. The remaining shares vest  1/48 monthly, subject to continued service to us through each vesting date. Of the shares underlying this option, 284,166 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(11)	For the first 10 months following the vesting commencement date of July 10, 2011, 4,250 shares vest monthly; thereafter, 4,400 shares shall vest on a monthly basis for 29 months. As of December 31, 2011, 21,250 shares were vested.
(12)	For the first 10 months following the vesting commencement date of July 10, 2011, 12,750 shares vest monthly; thereafter, 15,600 shares shall vest on a monthly basis for 29 months. As of December 31, 2011, 63,750 shares were vested.
(13)

25% of the total shares underlying this option vested on November 5, 2008. The remaining shares vest  1/48 monthly, subject to continued service to us through each vesting date. Of the shares underlying this option, all shares were vested as of December 31, 2011 and 114,872 were issued upon exercise of the option during 2010.

(14)	Each month following the vesting commencement date of November 1, 2011, the shares underlying the option vest ratably each month for a total of 36 months. As of December 31, 2011, 4,650 shares were vested.
(15)	Each month following the vesting commencement date of November 1, 2011, the shares underlying the option vest ratably each month for a total of 36 months. As of December 31, 2011, 16,183 shares were vested.
(16)	Upon the termination of Mr. Herman’s employment with us, Mr. Herman exercised the vested portions of his outstanding option awards, and the unvested portions of his outstanding option awards were cancelled. He had no awards outstanding as of December 31, 2011.

Stock Option Exercises During 2011

The following table shows information regarding options that were exercised by our named executive officers during the year ended December 31, 2011.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)(2)
Jeremy Stoppelman	—	$—
Rob Krolik	—	—
Geoff Donaker	—	—
Jed Nachman	429,726	748,131
Laurence Wilson	—	—
Vlado Herman	796,889	1,314,395

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (i) the aggregate market price of the shares of our Class B common stock on the date of exercise exceeded (ii) the aggregate exercise price of the option. For the exercise by Mr. Nachman in April 2011, we calculated the value realized based on a fair value of $1.79 per share and an exercise price of $0.04905 per share. Mr. Herman exercised an option as to 484,390 shares in July 2011, with a fair value of $2.04 per share and exercise price of $0.04905 per share, and exercised options as to 312,499 shares in December 2011, with a fair value of $2.85 per share and exercise price of $1.73 per share.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Offer Letter Agreements

We have also entered into offer letter agreements with each of our named executive officers, other than our Chief Executive Officer, in connection with their commencement of employment with us. These offer letter agreements provide for the named executive officer’s initial base salary, eligibility to participate in our standard benefit plans and in certain cases, the named executive officer’s initial stock option grant along with vesting provisions with respect to that initial stock option grant. The offer letters do not provide for severance.

In addition, we entered into an offer letter agreement with Rob Krolik, our current Chief Financial Officer, which was signed in July 2011. Mr. Krolik’s offer letter provides for an initial base salary, an opportunity to participate in our standard benefit plans and terms providing for initial equity grants. Pursuant to Mr. Krolik’s offer letter, we granted Mr. Krolik 600,000 shares of restricted stock and a stock option to purchase 300,000 shares of common stock at an exercise price of $2.27 per share, in each case vesting over four years. Under Mr. Krolik’s offer letter, in the event that Mr. Krolik’s employment is terminated without cause or constructively terminated, in each case within one year following a change in control, as these terms are used in Mr. Krolik’s offer letter, Mr. Krolik, subject to Mr. Krolik executing a general release of claims in favor of us, will be entitled to acceleration of the vesting of 50% of the then-unvested shares underlying the restricted stock and option grants. In addition, if Mr. Krolik’s employment is terminated without cause within one year following a change in control, subject to Mr. Krolik executing a general release of claims in favor of us, he will also be entitled to a lump sum payment of 100% of his base salary and prorated percentage of any incentive compensation to which he would otherwise then be entitled.

Each of our executive officers are employed “at will,” and each such executive officer’s employment may be terminated at any time by us or the named executive officer.

Potential Payments Upon Termination or Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to our named executive officers pursuant to stock option agreements or restricted stock awards in the event that (i) we had consummated a transaction that effected a change in control on December 31, 2011, (ii) their employment had been terminated by us without cause or they had experienced a constructive termination, in each case within 12 months following a change in control consummated on December 31, 2011, or (iii) we had consummated an initial public offering on December 31, 2011.

Name	Salary Continuation		Bonus Continuation	Continued Benefits	Value of Equity Acceleration(1)		Total
Jeremy Stoppelman
Change in Control	$—		$—	$—	$4,775,567		$4,775,567
Termination upon Change in Control	—		—	—	4,775,567		4,775,567
Initial Public Offering	—		—	—	3,012,355	(2)	3,012,355
Rob Krolik
Change in Control	—		—	—	—		—
Termination upon Change in Control	300,000	(3)	—	—	942,000		1,242,000
Initial Public Offering	—		—	—	—		—
Geoff Donaker
Change in Control	—		—	—	1,232,329		1,232,329
Termination upon Change in Control	—		—	—	1,232,329		1,232,329
Initial Public Offering	—		—	—	2,464,658	(2)	2,464,658
Jed Nachman
Change in Control	—		—	—	—		—
Termination upon Change in Control	—		—	—	464,150		464,150
Initial Public Offering	—		—	—	—		—
Laurence Wilson
Change in Control	—		—	—	—		—
Termination upon Change in Control	—		—	—	397,500		397,500
Initial Public Offering	—		—	—	—		—
Vlado Herman(4)
Change in Control	—		—	—	—		—
Termination upon Change in Control	—		—	—	—		—
Initial Public Offering	—		—	—	—		—

(1)	Amounts indicated in this column are calculated as the fair value of a share of Class B common stock underlying the options or restricted stock award subject to accelerated vesting on December 31, 2011 less (in the case of a stock option) the exercise price of the option, multiplied by the number of unvested shares for which vesting would accelerate. The fair value of a share of Class B common stock on December 31, 2011, as determined by our board of directors, was $2.85.
(2)	Under stock option agreements entered into during 2011, Messrs. Stoppelman and Donaker are entitled to receive acceleration of 50% of any unvested shares upon the consummation of an initial public offering.
(3)	The terms of our offer letter to Mr. Krolik provide that he will receive 100% of his then-current annual base salary in the event of a change in control and, within one year of the change in control, the termination of his employment.
(4)	Because Mr. Herman terminated his employment with us in October 2011, he would have received no payments upon the consummation of a change in control or initial public offering on December 31, 2011.

Employee Benefit and Stock Plans

Restated 2011 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders will approve prior to the closing of this offering, our Amended and Restated 2011 Equity Incentive Plan (the “Restated 2011 Plan”), an amendment and restatement of our current 2011 Equity Incentive Plan (the “2011 Plan”). We do not expect to utilize our Restated 2011 Plan until after the closing of this offering. Our Restated 2011 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code, to our employees and any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our Restated 2011 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares.    The maximum number of shares of our Class A common stock that may be issued under our 2011 Plan is (i) 7,675,525 shares, and (ii) any shares subject to stock options, or other stock awards granted under our 2005 Equity Incentive Plan (the “2005 Plan”) discussed below that expire or otherwise terminate without having been exercised in full and shares issued pursuant to stock awards granted under our 2005 Plan that are forfeited to or repurchased by us. The maximum number of shares to be added to our Restated 2011 Plan pursuant to clause (ii) above is equal to 37,680,653 shares.

Shares may be authorized but unissued or reacquired shares of our Class A common stock. Shares subject to stock awards granted under our Restated 2011 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our Restated 2011 Plan. Additionally, shares issued pursuant to stock awards under our Restated 2011 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our Restated 2011 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee thereof, will administer our Restated 2011 Plan. Our board of directors has delegated its authority to administer our Restated 2011 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive certain stock awards, and (ii) determine the number of shares of our Class A common stock to be subject to such stock awards. Subject to the terms of our Restated 2011 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under our Restated 2011 Plan.

Corporate Transactions.    Our Restated 2011 Plan provides that in the event of certain specified significant corporate transactions, as defined under our Restated 2011 Plan, each outstanding award will be treated as the administrator determines. The administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (iii) accelerate the vesting of the stock award and provide for its termination prior to the transaction and arrange for the lapse of any reacquisition or repurchase rights held by us; or (iv) cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our Restated 2011 Plan, provided that such action does not impair the existing rights of any participant. Our Restated 2011 Plan will terminate automatically in 2021, unless we terminate it sooner.

Amended and Restated 2005 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2005 Plan in September 2005. Our 2005 Plan allowed for the grant of ISOs to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of NSOs and stock purchase rights to employees, officers, directors and consultants of ours and of our parent and subsidiary corporations. Effective as of July 2011, our board terminated our 2005 Plan and provided that no further stock awards were to be granted under our 2005 Plan. All outstanding stock awards under our 2005 Plan will continue to be governed by their existing terms.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2005 Plan and the stock awards granted under it. Our board of directors has delegated its authority to administer our 2005 Plan to our compensation committee under the terms of the compensation committee’s charter. The administrator has the authority to modify outstanding stock awards under our 2005 Plan.

In the event of a corporate transaction, including a reorganization, merger, consolidation, split-up, spin-off or combination, or a disposition of our securities, the administrator will determine how to treat each outstanding stock award. The administrator may (i) provide for the purchase of the stock award for cash had the stock award been exercisable, payable or fully vested, or provide for the replacement of the stock award with other rights or property determined by the administrator; (ii) provide that the stock award will be exercisable in full; (iii) provide for the assumption or substitution of the stock award by a successor corporation; (iv) adjust the number and type of securities or property subject to the stock award and/or the terms and conditions (including the grant or exercise price) of the stock award or stock awards that may be granted in the future; or (v) provide that the stock award will not be exercisable and will terminate immediately upon the consummation of the transaction, provided that for a specified period of time prior to the transaction, the stock award will be exercisable in full, the restrictions imposed on the shares subject to the stock award may be terminated, and any repurchase price held by us will no longer be in effect.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our Restated 2011 Plan and 2005 Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation subject to applicable annual Code limits. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us and expect to increase the level upon completion of this offering.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales of Securities

In February 2008, we sold an aggregate of 14,531,460 shares of our Series D preferred stock at a purchase price per share of $1.03 per share for an aggregate purchase price of approximately $15 million. In February 2010, we issued an aggregate of 11,644,155 shares of our Series E preferred stock at $2.15 per share for aggregate consideration of approximately $25 million. The following table summarizes purchases of shares of our preferred stock by our executive officers and holders of more than 5% of our capital stock since January 1, 2008.

Stockholder	Series D	Series E	Total Purchase Price
Benchmark Capital Partners V, L.P.(1)	1,335,710	—	$1,378,778
Bessemer Venture Partners Entities(2)	1,853,400	—	$1,913,159
Elevation Partners(3)	—	11,644,155	$25,000,001
Max Levchin(4)	561,880	—	$579,997
Keith Rabois	72,660	—	$75,003

(1)	Peter Fenton, a member of our board of directors, is a General Partner at Benchmark Capital.
(2)	For purposes of reporting share ownership information, shares held by Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (the “Bessemer Venture Partners Entities”) are aggregated. Jeremy Levine, a member of our board of directors, is a Partner at Bessemer Venture Partners, the management company of the Bessemer Venture Partner Entities, but has no voting or dispositive power with respect to the shares held by the Bessemer Venture Partner Entities.
(3)	Affiliates of Elevation Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Elevation Partners, L.P. and Elevation Employee Side Fund, LLC. Fred Anderson, a member of our board of directors, is a Managing Director at Elevation Partners.
(4)	Includes shares sold to MRL Web, LLC, an affiliate of Mr. Levchin.

Sales by Related Parties

In connection with the Series E Financing in February 2010, we were also party to a series of stock transfer agreements with affiliates of Elevation Partners and many of our stockholders, including three of our directors and certain of our executive officers. Pursuant to the stock transfer agreements, Elevation Partners may be required to pay the selling stockholders additional consideration in the future if Elevation Partners sells the shares purchased from our stockholders pursuant to these transactions for aggregate, cumulative proceeds, net of commissions, greater than three times the aggregate price that Elevation Partners paid for the shares. The following table summarizes Elevation Partners’ purchases of shares of our capital stock from our directors and executive officers.

Selling Stockholder:	Shares Sold	Total Purchase Price
Jeremy Stoppelman	7,375,000	$15,000,750
Geoff Donaker	1,932,987	$3,931,696
Jed Nachman	539,044	$1,096,416
Laurence Wilson	339,863	$691,281
Max Levchin(1)	7,389,162	$15,029,556
Vlado Herman	533,157	$1,084,441

(1)	Includes 2,500,000 shares sold by PENSCO Trust Company Custodian FBO Max Levchin Roth IRA

Fred Anderson, a member of our board of directors, is a Managing Director at Elevation Partners. In connection with these transactions, we waived our right of first refusal to purchase the shares and facilitated the transfer of the shares in our capacity as the issuer of the shares. We did not sell any shares of capital stock in connection with the transactions detailed above and did not and will not receive any proceeds from these transactions.

Investor Rights Agreement

On January 22, 2010, we entered into a Fourth Amended and Restated Investor Rights Agreement with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of September 30, 2011, the holders of 143,267,115 shares of our Class B common stock, including the Class B common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement under which holders of our preferred stock, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the board election voting provisions contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Offer Letter Agreements

We have entered into offer letter agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Compensation Discussion and Analysis—Offer Letter Agreements.”

Other Transactions

We have granted stock options and restricted stock unit awards to our executive officers and certain of our directors. For a description of these options, see “Executive Compensation—Grants of Plan-Based Awards Table” and “Management—Non-Employee Director Compensation.”

We have entered into change of control arrangements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Executive Compensation—Potential Payments upon Termination or Change in Control.”

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2008, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Transactions with Related Persons

We plan to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2011, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of September 30, 2011. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class B common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of our Class A common stock and 207,746,688 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of September 30, 2011. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our Class A common stock and              shares of our Class B common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock and the sale of              shares of our Class A common stock by the selling stockholders).

Common stock subject to stock options currently exercisable or exercisable within 60 days of September 30, 2011, is deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but is not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Yelp Inc., 706 Mission Street, San Francisco, California 94103.

	Shares Beneficially Owned Before this Offering						Shares Beneficially Owned After this Offering
	Class A		Class B		% of Total Voting Power†		Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%		Number of Shares Being Sold	Shares	%	Shares	%
5% Stockholders:
Bessemer Venture Partners Entities(1)	—	—	46,656,270	22.5	22.5
Entities affiliated with Elevation Partners(2)	—	—	46,494,246	22.4	22.4
Benchmark Capital Partners V, L.P.(3)	—	—	33,624,340	16.2	16.2
Max Levchin(4)	—	—	28,576,367	13.8	13.8
Jeremy Stoppelman(5)	—	—	23,287,029	11.1	11.1

Named Executive Officers and Directors:
Jeremy Stoppelman(5)	—	—	23,287,029	11.1	11.1
Geoff Donaker(6)	—	—	3,401,097	1.6	1.6
Rob Krolik(7)	—	—	600,000	*	*
Jed Nachman(8)	—	—	1,195,226	*	*
Laurence Wilson(9)	—	—	919,527	*	*
Fred Anderson(2)	—	—	46,494,246	22.4	22.4
Vlado Herman(10)	—	—	1,232,502	*	*
Max Levchin(4)			28,576,367	13.8	13.8
Peter Fenton(3)	—	—	33,624,340	16.2	16.2
Jeremy Levine(11)	—	—	—	—	—
Keith Rabois	—	—	422,660	*	*
Diane Irvine(12)	—	—	—	*	*

All executive officers and directors as a group (12 persons)(13):	—	—	139,752,994	64.83	64.83
Certain Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
†	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”
(1)	Includes 34,467,320 shares held by Bessemer Venture Partners VI, LP; 11,605,740 shares held by Bessemer Venture Partners Co-Investment LP; and 583,210 shares held by Bessemer Venture Partners VI Institutional LP. Deer VI & Co. LLC is the general partner of each of Bessemer Venture Partners VI, LP, Bessemer Venture Partners Co-Investment LP and Bessemer Venture Partners VI Institutional LP (collectively referred to as the “Bessemer Venture Partners Entities”). J. Edmund Colloton, David J. Cowan, Robin S. Chandra, Robert P. Goodman and Robert M. Stavis are the executive managers of Deer VI & Co. LLC and share voting and dispositive power over the shares held by the Bessemer Venture Partners Entities, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective proportionate pecuniary interest in such shares. The address for Bessemer Venture Partners Entities is 535 Middlefield Road, Suite 245, Menlo Park, California 94025.
(2)

Includes 46,480,426 shares held by Elevation Partners, L.P. (“Elevation Partners”) and 13,820 shares held by Elevation Employee Side Fund, LLC (“Side Fund”). Each of Fred Anderson, Roger McNamee, Paul Hewson and Bret Pearlman (collectively, the “Managers”) is a manager of Elevation Associates, LLC (“Elevation LLC”) which is the sole general partner of Elevation Associates, L.P. (“Elevation GP”). Elevation GP is the sole general partner of Elevation Partners. Each of the Managers is a manager of Elevation Management, LLC (“Elevation Management”), which is the sole managing member of Side Fund. As managers of each of Elevation LLC and Elevation Management, the Managers may be deemed to beneficially own any shares of our common stock deemed beneficially owned by Elevation LLC or Elevation

Management. Elevation Management may be deemed to beneficially own any shares of our common stock deemed beneficially owned by Elevation GP, which may be deemed to beneficially own any shares of our common stock deemed to be beneficially owned by Elevation Partners. Elevation Management may be deemed to beneficially own any shares of our common stock deemed to be beneficially owned by Side Fund, Each of the Managers share voting and dispositive power over the shares held by Elevation Partners and Side Fund. The address for Elevation Partners is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025.

(3)	Shares are held by Benchmark Capital Partners V, L.P. (“BCP V”). Benchmark Capital Management Co. V, L.L.C. (“BCMC V”) is the general partner of BCP V. BCMC V’s managing members of the general partner are Alexandre Balkanski, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, Peter H. Fenton and Mitchell H. Lasky. These individuals may be deemed to have shared voting and investment power over the shares held by BCP V. The address for Benchmark Capital Partners V, L.P. is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.
(4)	Consists of 15,317,779 shares held directly by Mr. Levchin and 13,258,588 shares held by PENSCO Trust Company Custodian FBO Max Levchin Roth IRA for which Mr. Levchin holds voting or dispositive power.
(5)	Consists of 20,698,040 shares held by Jeremy Stoppelman, as Trustee of The Jeremy Stoppelman Revocable Trust, for which Mr. Stoppelman holds voting and dispositive power. Of such shares, 720,426 will be subject to a right of repurchase held by the company as of the date 60 days after September 30, 2011. Includes 2,588,989 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011.
(6)	Represents shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011.
(7)	All of the shares will be subject to a right of repurchase held by the Company as of the date 60 days after September 30, 2011.
(8)	Includes 765,500 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011, of which 32,292 will be unvested as of the date 60 days after September 30, 2011.
(9)	Includes 744,518 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011.
(10)	Includes 312,499 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011.
(11)	Mr. Levine is a Partner of Bessemer Venture Partners, the management company of the Bessemer Venture Partners Entities, but has no voting or dispositive power with respect to the shares held by the Bessemer Venture Partners Entities and disclaims beneficial ownership thereof.
(12)	Diane Irvine joined our board of directors in November 2011. Ms. Irvine holds no shares or rights to purchase shares exercisable within 60 days of September 30, 2011.
(13)	Consists of (i) 139,752,994 shares beneficially owned by the current directors and executive officers, of which 1,320,426 may be repurchased by us at the original exercise price within 60 days of September 30, 2011; and (ii) 7,812,603 shares issuable pursuant to stock options exercisable within 60 days of September 30, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of shares, all with a par value of $0.000001 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

As of September 30, 2011, we had outstanding 207,746,688 shares of Class B common stock, which assumes the conversion of all outstanding shares preferred stock into shares of Class B common stock immediately prior to the closing of this offering and the reclassification of our common stock into an equivalent number of shares of our Class B common stock. As of September 30, 2011 we had outstanding 143,267,115 shares of preferred stock, all of which will be converted into an equivalent number of shares of Class B common stock immediately prior to the closing of this offering, and 64,479,573 shares of our common stock, all of which will be reclassified as Class B common stock upon the effectiveness of our amended and restated certificate which is to be filed immediately prior to the closing of this offering. Our outstanding capital stock was held by approximately 228 stockholders of record as of September 30, 2011. As of September 30, 2011, we also had outstanding options to acquire 38,855,506 shares of Class B common stock held by employees, directors and consultants pursuant to our Amended and Restated 2005 Equity Incentive Plan and 2011 Plan and having a weighted-average exercise price of $1.3417 per share.

Class A and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock and Class B common stock in the following circumstances:

•

if we propose to amend our certificate of incorporation (i) to increase or decrease the par value of the shares of a class of our stock or (ii) to alter or change the powers, preferences or special rights of the shares of a class of our stock so as to affect them adversely;

•	if we propose to treat the shares of a class of our stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

•	if we propose to treat the shares of a class of our stock differently with respect to any subdivision or combination of the shares of a class of our stock; or

•

if we propose to treat the shares of a class of our stock differently in connection with a change of control with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Upon the closing of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. In addition, we may not issue any shares of Class B common stock, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock paid or distributed by the Company, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights.    Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Transactions.    Upon (A) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (B) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) such date as is specified by the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B common stock, or (ii) any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. Once transferred and converted into Class A common stock, the Class B common stock will not be reissued. In addition, upon the earlier of (x) the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, and (y) seven years following the effective date of this offering, all outstanding shares of Class A common stock and Class B common stock shall convert automatically into a single class of common stock, and no additional shares of Class A common stock or Class B common stock will be issued.

Preferred Stock

As of September 30, 2011, there were 143,267,115 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors’ rights agreement was entered into in September 2005 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus forms a part, with respect to any particular stockholder.

Demand Registration Rights

The holders of an aggregate of 143,267,115 shares of Class B common stock, issuable upon conversion of outstanding preferred stock and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning six months after the consummation of this offering, the holders of at least 66 2/3% of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Elevation Partners, L.P. and related entities may also request that we register all or a portion of their shares on one occasion. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, exceeds $15,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 143,267,115 shares of Class B common stock, issuable upon conversion of outstanding preferred stock, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 143,267,115 shares of Class B common stock, issuable upon conversion of outstanding preferred stock and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain Form S-3 registration rights. The holders of at least 50% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Elevation Partners, L.P. and related entities may also request that we register all or a portion of their shares on one occasion. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period or three registrations in total.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Closing of this Offering

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called by holders of a majority of our Class A common stock and Class B common stock, voting together as a single class, or by the majority of our whole board of directors, chair of the board of directors or our chief executive officer.

As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will further provide for a two-class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the two-class structure of our common stock, are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See “Executive Compensation—Limitation on Liability and Indemnification.”

                    Listing

We intend to apply to have our Class A common stock approved for listing on              under the symbol “YELP.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our Class A and Class B common stock will be             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2011, upon the closing of this offering,              shares of Class A common stock and              shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, no exercise of outstanding options and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our Class B common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock outstanding after this offering, which will equal              shares assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, our directors and officers, and substantially all of our stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to extension in certain circumstances, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. Goldman, Sachs & Co. may, in its sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately              shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “—Gain on Disposition of Our Class A Common Stock” below.

Dividends (out of earnings and profits) paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and certain recently enacted legislation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will apply to payments to a non-U.S. holder of dividends on or the gross proceeds or a disposition of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Recently Enacted Legislation Affecting Taxation of Our Class A Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on certain payments made after December 31, 2013 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on certain payments made after December 31, 2013 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid on our Class A common stock after December 31, 2013, and on gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2014. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
Allen & Company LLC
Oppenheimer & Co. Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and substantially all other holders of our capital stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any sales of shares by us under existing employee stock option plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our Class A common stock listed on the                      under the symbol “YELP”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, but including certain expenses of the selling stockholders, will be approximately $        .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Cooley LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock offered hereby. The underwriters are being represented by Davis Polk  & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.yelp.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Yelp! Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Yelp! Inc.

San Francisco, California

We have audited the accompanying consolidated balance sheets of Yelp! Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

November 17, 2011

Yelp! Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		September 30,	Pro Forma September 30,
	2009	2010	2011	2011
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$15,074	$27,074	$23,128
Restricted cash	—	216	216
Accounts receivable (net of allowance for doubtful accounts of $125, $175 and $177 at December 31, 2009 and 2010, and September 30, 2011, respectively)	2,237	6,613	7,780
Prepaid expenses and other current assets	890	1,492	1,246

Total current assets	18,201	35,395	32,370

Property, equipment and software, net	2,184	5,256	8,954
Restricted cash	216	—	365
Other assets	216	364	466

TOTAL ASSETS	$20,817	$41,015	$42,155

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$278	$822	$1,561
Accrued liabilities	1,934	4,393	7,238
Deferred revenue	897	1,439	1,828

Total current liabilities	3,109	6,654	10,627

Long-term liabilities	—	4	4

Total liabilities	$3,109	$6,658	$10,631

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, Series A, $0.000001 par value—40,000,000 shares authorized, issued and outstanding	997	998	998
Redeemable convertible preferred stock, Series B, $0.000001 par value—44,802,870 shares authorized, issued and outstanding	4,965	4,972	4,978
Redeemable convertible preferred stock, Series C, $0.000001 par value—32,288,630 shares authorized, issued and outstanding	9,971	9,977	9,981
Redeemable convertible preferred stock, Series D, $0.000001 par value—14,531,460 shares authorized, issued and outstanding	14,944	14,955	14,963
Redeemable convertible preferred stock, Series E, $0.000001 par value—11,644,155 shares authorized, issued and outstanding	—	24,344	24,467

Total redeemable convertible preferred stock	30,877	55,246	55,387

Stockholders’ Equity (Deficit)
Common stock, $0.000001 par value—280,000,000 shares authorized; 54,236,243, 59,394,511, and 64,479,573 shares issued and outstanding at December 31, 2009 and 2010, and September 30, 2011, respectively; 207,746,688 shares issued and outstanding pro forma	—	—	—	—
Additional paid-in capital	1,483	3,524	8,209	$63,596
Accumulated other comprehensive income (loss)	(7)	(27)	77	77
Accumulated deficit	(14,645)	(24,386)	(32,149)	(32,149)

Total stockholders’ equity (deficit)	(13,169)	(20,889)	(23,863)	31,524

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$20,817	$41,015	$42,155	$42,155

See notes to consolidated financial statements.

Yelp! Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Net revenue	$12,139	$25,808	$47,731	$32,457	$58,380
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	608	1,121	3,137	2,168	4,098
Sales and marketing	10,039	17,979	33,919	24,069	38,515
Product development	2,047	3,243	6,560	4,651	8,424
General and administrative	5,113	4,597	11,287	8,575	11,967
Depreciation and amortization	571	1,201	2,334	1,483	2,790

Total costs and expenses	18,378	28,141	57,237	40,946	65,794

Loss from operations	(6,239)	(2,333)	(9,506)	(8,489)	(7,414)
Other income (expense), net	434	33	15	80	(143)

Loss before income taxes	(5,805)	(2,300)	(9,491)	(8,409)	(7,557)
Provision for income taxes	(4)	(8)	(75)	(48)	(65)

Net loss	(5,809)	(2,308)	(9,566)	(8,457)	(7,622)
Accretion of redeemable convertible preferred stock	(30)	(32)	(175)	(128)	(141)

Net loss attributable to common stockholders	$(5,839)	$(2,340)	$(9,741)	$(8,585)	$(7,763)

Net loss per share attributable to common stockholders
Basic	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Diluted	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Weighted-average shares used to compute net loss per share attributable to common stockholders
Basic	36,983	49,377	55,099	54,327	60,083

Diluted	36,983	49,377	55,099	54,327	60,083

Pro forma net loss per share attributable to common stockholders (unaudited)
Basic			$(0.05)		$(0.04)

Diluted			$(0.05)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited):
Basic			198,366		203,350

Diluted			198,366		203,350

See notes to consolidated financial statements.

Yelp! Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(In thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit	Comprehensive Loss
	Shares	Amount	Shares	Amount
Balance—January 1, 2008	117,091,500	$15,899	51,167,510	$—	$250	$1	$(6,466)	$(6,215)
Series D Financing	14,531,460	14,916	—	—	—	—	—	—	—
Unrealized gain (loss) on short-term investments	—	—	—	—	—	(4)	—	(4)	(4)
Issuance of common stock upon exercises of employee stock options	—	—	2,194,696	—	145	—	—	145
Repurchase of common stock	—	—	(125,000)	—	—	—	—	—
Stock-based compensation	—	—	—	—	365	—	—	365
Accretion of redeemable convertible preferred stock	—	30	—	—	—	—	(30)	(30)
Net loss	—	—	—	—	—	—	(5,809)	(5,809)	(5,809)

Comprehensive loss									$(5,813)

Balance—December 31, 2008	131,622,960	30,845	53,237,206	—	760	(3)	(12,305)	(11,548)
Unrealized gain (loss) on short-term investments	—	—	—	—	—	3	—	3	3
Issuance of common stock upon exercises of employee stock options	—	—	1,147,371	—	166	—	—	166
Repurchase of common stock	—	—	(148,334)	—	—	—	—	—
Stock-based compensation	—	—	—	—	557	—	—	557
Accretion of redeemable convertible preferred stock	—	32	—	—	—	—	(32)	(32)
Foreign currency translation adjustment	—	—	—	—	—	(7)	—	(7)	(7)
Net loss	—	—	—	—	—	—	(2,308)	(2,308)	(2,308)

Comprehensive loss	—	—	—	—	—	—	—	—	$(2,312)

Balance—December 31, 2009	131,622,960	$30,877	54,236,243	$—	$1,483	$(7)	$(14,645)	$(13,169)

(continued)

Yelp! Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

AND FOR THE NINE MONTHS

ENDED SEPTEMBER 30, 2011 (UNAUDITED)—(Continued)

(In thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit	Comprehensive Loss
	Shares	Amount	Shares	Amount
Balance—December 31, 2009	131,622,960	$30,877	54,236,243	$—	$1,483	$(7)	$(14,645)	$(13,169)

Series E Financing	11,644,155	24,194	—	—	—	—	—	—
Issuance of common stock upon exercises of employee stock options	—	—	5,158,268	—	553	—	—	553
Stock-based compensation	—	—	—	—	1,488	—	—	1,488
Accretion of redeemable convertible preferred stock	—	175	—	—	—	—	(175)	(175)
Foreign currency translation adjustment	—	—	—	—	—	(20)	—	(20)	(20)
Net loss	—	—	—	—	—	—	(9,566)	(9,566)	(9,566)

Comprehensive loss	—	—	—	—	—	—	—	—	$(9,586)

Balance—December 31, 2010	143,267,115	$55,246	59,394,511	$—	$3,524	$(27)	$(24,386)	(20,889)
Issuance of common stock upon exercises of employee stock options*	—	—	4,485,062	—	1,091	—	—	1,091
Issuance of restricted stock*	—	—	600,000	—	—	—	—	—
Stock-based compensation*	—	—	—	—	3,594	—	—	3,594
Accretion of redeemable convertible preferred stock*	—	141	—	—	—	—	(141)	(141)
Foreign currency translation adjustment*	—	—	—	—	—	104	—	104	104
Net loss* Comprehensive loss*	—	—	—	—	—	—	(7,622)	(7,622)	(7,622)

Balance—September 30, 2011*	—	—	—	—	—	—	—	—	$(7,518)

	143,267,115	55,387	64,479,573	$—	$8,209	$77	$(32,149)	(23,863)

*	Unaudited

(concluded)

See notes to consolidated financial statements.

Yelp! Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
OPERATING ACTIVITIES:
Net loss	$(5,809)	$(2,308)	$(9,566)	$(8,457)	$(7,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	571	1,201	2,334	1,483	2,790
Provision for doubtful accounts	39	69	50	29	2
Stock-based compensation	365	557	1,431	877	3,511
Loss on disposal of assets and web-site development costs	—	—	21	7	9
Changes in operating assets and liabilities:
Accounts receivable	(807)	(846)	(4,426)	(2,692)	(1,169)
Prepaid expenses and other assets	(342)	(405)	(1,121)	(952)	(197)
Accounts payable and accrued expenses	1,015	615	2,924	2,983	1,991
Deferred revenue	239	484	542	281	389

Net cash used in operating activities	(4,729)	(633)	(7,811)	(6,441)	(296)

INVESTING ACTIVITIES:
Purchases of property, equipment, and software	(1,333)	(622)	(3,571)	(3,050)	(2,760)
Purchases of intangible assets and other assets	(12)	(43)	—	—	—
Sale and maturities of investments	7,721	3,291	—	—	—
Purchases of investment	(6,728)	(1,000)	—	—	—
Capitalized website and software development costs	(446)	(955)	(1,229)	(656)	(1,608)
Change in restricted cash	(320)	104	—	—	(365)

Net cash provided by (used in) investing activities	(1,118)	775	(4,800)	(3,706)	(4,733)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	8	46	439	340	1,025
Proceeds from the issuance of Series D preferred stock	14,999	—	—	—	—
Issuance costs related to Series D preferred stock	(83)	—	—	—	—
Proceeds from the issuance of Series E preferred stock	—	—	25,000	25,000	—
Issuance costs related to Series E preferred stock			(806)	(806)	—
Proceeds from early exercise of stock options	99	27	—	—	—
Repurchase of early exercised stock options	—	(1)	—	—	—

Net cash provided by financing activities	15,023	72	24,633	24,534	1,025

Yelp! Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	(9)	(22)	(75)	58

CHANGE IN CASH AND CASH EQUIVALENTS	9,176	205	12,000	14,392	(3,946)
CASH AND CASH EQUIVALENTS—Beginning of period	5,693	14,869	15,074	15,074	27,074

CASH AND CASH EQUIVALENTS—End of period	$14,869	$15,074	$27,074	$29,466	$23,128

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—	$21	$21	$30

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment recorded in accounts payable and accruals	$—	$36	$177	$176	$1,484

Deferred offering costs recorded in accrued liabilities	$—	$—	$—	$—	$120

Capitalized website and software development costs recorded in accounts payable and accruals	$—	$—	$20	$—	$6

Accretion of redeemable convertible preferred stock	$30	$32	$175	$128	$141

Vesting of early exercised options	$137	$123	$114	$87	$65

Change in unrealized gain (loss) on available-for-sale short-term investments	$(4)	$3	$—	$—	$—

See notes to consolidated financial statements.

Yelp! Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Yelp! Inc. (the “Company”) was incorporated in Delaware on September 3, 2004.

Yelp connects people with great local businesses. The Company has created eight wholly owned entities. Yelp UK Ltd was incorporated on December 1, 2008, Yelp Canada Inc. was incorporated on February 24, 2009, Yelp Ireland Limited was incorporated on May 31, 2010, Yelp Deutschland GmbH was incorporated on June 7, 2010, Yelp Ireland Holding Company Limited was incorporated on June 16, 2010, Yelp France SAS was incorporated on July 8, 2010, Yelp Italia S.r.l. was incorporated on June 27, 2011, and Yelp Australia Pty. Ltd was incorporated on August 9, 2011. The financial results of these subsidiaries are included within the consolidated financial statements of the Company presented herein.

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, or cash flows: rates of revenue growth; traffic to the Company’s websites, and the number of reviews and advertisers it attracts; reliance on search engines and the placement and prominence in results rankings; the quality and reliability of reviews; scaling and adaptation of existing technology and network infrastructure; management of the Company’s growth; new markets and international expansion; protection of the Company’s brand, reputation and intellectual property; competition in the Company’s market; qualified employees and key personnel; intellectual property infringement and other claims; and changes in government regulation affecting the Company’s business, among other things.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from management’s estimates.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of September 30, 2011, the consolidated statements of operations and cash flows for the nine months ended September 30, 2010 and 2011 and the consolidated statement of redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss for the nine months ended September 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2011 and results of operations and cash flows for the nine months ended September 30, 2010 and 2011. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2011 or for any other interim period or other future year.

Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The September 30, 2011 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 143,267,115 shares of common stock.

Foreign Currency Translation—The consolidated financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ deficit.

Cash and Cash Equivalents—The Company considers all highly liquid investments, such as treasury bills, commercial paper, certificates of deposit and money market instruments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents primarily consist of amounts held in interest-bearing money market accounts that were readily convertible to cash. The fair value of cash and cash equivalents approximates their carrying value.

Concentrations of Credit Risk—Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers. In addition, the Company’s credit risk is mitigated by the relatively short collection period. Collateral is not required for accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with delinquent accounts. When new information becomes available to indicate that the estimate provided as the allowance was incorrect, an adjustment, which is considered a change in estimate, is made. The fair value of accounts receivable approximates their carrying value.

As of December 31, 2008 the Company had three customers that accounted for 10%, 15%, and 18% of total accounts receivable. As of December 31, 2009, the Company had one customer that accounted for 21% of total accounts receivable. As of the December 31, 2010, the Company had two customers that accounted for 11% and 15% of total accounts receivable. As of September 30, 2010, the Company had two customers that accounted for 13% and 15% of total accounts receivable. As of September 30, 2011, the Company had one customer that accounted for 12% of total accounts receivable.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$17	$56	$125	$125	$175
Add: bad debt expense	91	240	408	319	383
Less: write-offs, net of recoveries	(52)	(171)	(358)	(290)	(381)

Balance, end of period	$56	$125	$175	$154	$177

Property, Equipment and Software—Property, equipment, and software are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the initial lease term or expected useful life of the improvements.

Website and Internal-Use Software Development Costs—Costs related to website and internal-use software is primarily related to the Company’s website, including support systems. The Company capitalizes its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

The Company capitalized $0.4 million $1.0 million, and $1.3 million in website and internal-use software costs during the years ended December 31, 2008, 2009, and 2010, respectively, and $0.8 million and $1.8 million for the nine months ended September 30, 2010 and 2011, respectively, which are included in property, equipment and software — net on the consolidated balance sheets. Amortization expense totaled $0.1 million, $0.3 million, and $0.6 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.4 million and $0.8 million for the nine months ended September 30, 2010 and 2011, respectively.

The Company wrote off $0.1 million of website and internal-use software costs during 2010. The retirements were related to obsolete projects no longer supported by the Company. The loss on disposition of the projects has been included in depreciation and amortization expense in the Company’s consolidated statements of operations.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition—The Company generates revenue from local advertising, brand advertising and other services, which include partner relationships and through the sale of vouchers through the Company’s “Yelp Deals”. The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement, service has been provided to the customer, collection of the fees is reasonably assured, and the amount of fees to be paid by the customer are fixed or determinable. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the requisite service period.

Local Advertising—Local advertising revenue is generated primarily through fixed monthly fee advertising plans with local businesses for advertising placements on the Company’s website. Revenue is recognized ratably over the service period, net of customer discounts. The arrangements are evidenced by written and/or electronic acceptance of the Company’s agreement that stipulates the volume of advertising to be delivered and the pricing.

Brand Advertising—The Company generated brand advertising revenue through the sale of display advertisements (both graphic and text) on its website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods, and health and fitness industries. The Company recognizes revenue from the sale of impression-based advertisements on its online network in the period in which the advertisements (“impressions”) are delivered, net of customer discounts. The Company also has brand revenue from fixed-price brand sponsorships that are recognized ratably over the service period. The arrangements are evidenced by insertion orders or contracts that stipulate the types of advertising to be delivered and the pricing.

Other Services—The Company generates additional revenue through the sale of Yelp Deals, monetization of remnant advertising inventory through third-party ad networks and various partner arrangements related to reservations. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on the Company’s website and mobile app and via email. The Company earns a fee on Yelp Deals for acting as an agent in these transactions, which are recorded on a net basis and included in revenue upon sale of the deal. The Company records a sales allowance for potential Yelp Deal refunds based on the Company’s estimate of future refunds. The Company also generates revenue through various partnership agreements on a transaction-by-transaction basis. Reservation revenue (or per-seated diner fees) and promotional certificates are recognized on a transaction-by-transaction basis.

Multiple-Element Arrangements. The company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

For the years ended December 31, 2008, 2009 and 2010, and for the nine months ended September 30, 2010, because the Company had not yet established the fair value for each element and the Company’s agreements contained mid-campaign cancellation clauses, advertising sales revenue was recognized in the period in which the advertisements are delivered.

Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence (“VSOE”) if available; (2) third-party evidence (“TPE”) if VSOE is not available; and (3) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. The Company has not historically sold a large volume of transactions on a standalone basis. As a result, the Company has not been able to establish VSOE for any of its advertising products.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services’ selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the Company’s multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent authoritative guidance, the Company’s revenue for the nine months ended September 30, 2011 was not materially different from what would have been recognized under the previous guidance for multiple-element arrangements.

Cost of Revenue—The Company’s cost of revenue primarily consists of credit card processing fees, web hosting, internet service costs and salaries, benefits and stock-based compensation for our infrastructure teams related to operating our website as well as creative design for brand advertising, video production expenses and allocated facilities costs.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and non-employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Stock-based compensation is recognized on a straight-line basis over the requisite service period.

Comprehensive loss—The Company reports by major components, and as a single total, the change in its net assets during the period from non-owner sources. Comprehensive loss consists of net loss and accumulated other comprehensive loss, which includes certain changes in equity that are excluded from net loss. Specifically, it includes foreign currency translation adjustments and the unrealized gain (loss) from investments.

Income Taxes—The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

On January 1, 2008 the Company adopted a new accounting standard which requires that the tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical reporting merits as of the report date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and required disclosures. The adoption of these provisions did not have a material impact on the Company’s consolidated financial statements (see Note 11).

Recently Issued Accounting Standards—In September 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”), which updates the current guidance pertaining to multiple-element revenue arrangements included in FASB ASC 605-25, Revenue Recognition—Multiple Element Arrangements. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 will be effective for the Company in the annual reporting period beginning January 1, 2011. ASU 2009-13 may be applied retrospectively or prospectively and early adoption is permitted. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance which amends and clarifies existing guidance related to fair value measurements and disclosures. This guidance requires new disclosures for (1) significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and the reasons for such transfers and (2) the separate presentation of purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation. It also clarifies guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The amendments are effective for the Company’s fiscal year ending December 31, 2010, except for the new Level 3 reconciliation requirements, which will be effective for the Company’s fiscal year beginning January 1, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Stock Split—On February 23, 2008, the Company’s Board of Directors approved a 10-for-1 stock split of the Company’s common stock and Series A, B, C and D preferred stocks (collectively, “Capital Stock”). Upon the approval, (i) each share of outstanding Capital Stock was increased to 10 shares of Capital Stock, (ii) the number of shares of Capital Stock into which each outstanding warrant or option to purchase Capital Stock is exercisable was proportionately increased on a 10-for-1 basis, (iii) the exercise price of each outstanding warrant or option to purchase Capital Stock was proportionately reduced on a 1-to-10 basis, and (iv) each share of authorized Capital Stock was increased to ten shares of Capital Stock. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 10-for-1 stock split.

Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There were no employer contributions under this plan for the years ended December 31, 2008, 2009 and 2010.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value in the following hierarchy:

Level 1—Observable inputs, such as quoted prices in active markets,

Level 2—Inputs other than the quoted prices in active markets that are observable either directly, or

Level 3—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures its financial assets at fair value. The Company’s investment instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The following table represents the Company’s financial instruments measured at fair value as of December 31, 2009 and 2010, and September 30, 2011 (in thousands):

	December 31, 2009				December 31, 2010				September 30, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
									(unaudited)
Money market funds(1)	$14,590	—	—	$14,590	$25,867	—	—	$25,867	$20,124	—	—	$20,124

(1)	Included in cash and cash equivalents on the consolidated balance sheets.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2009 and 2010, and September 30, 2011, consist of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(unaudited)
Cash and cash equivalents
Cash	$484	$1,207	$3,004
Money market funds	14,590	25,867	20,124

Total cash and cash equivalents	15,074	27,074	23,128

The lease agreements on the Company’s New York offices require the Company to maintain a letter of credit issued to the landlord of the facility. The letter of credit is subject to renewal annually until the lease expires. At December 31, 2010 and September 30, 2011, the Company had a letter of credit of $0.2 million and $0.6 million related to such leases.

5. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software as of December 31, 2009 and 2010, and September 30, 2011, consist of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(unaudited)
Computer equipment	$1,534	$2,518	$4,040
Software	48	378	389
Capitalized website and internally developed software costs	1,624	2,865	4,698
Furniture and fixtures	216	1,048	1,576
Leasehold improvements	558	1,219	2,503
Telecommunication	164	347	1,064

Total	4,144	8,375	14,270
Less accumulated depreciation	(1,960)	(3,119)	(5,316)

Net property, equipment and software	$2,184	$5,256	$8,954

Depreciation expense for the years ended December 31, 2008, 2009 and 2010, was approximately $0.6 million, $1.2 million, and $2.3 million, respectively and $1.5 million and $2.8 million for the nine months ended September 30, 2010 and 2011, respectively.

6. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2009 and 2010, and September 30, 2011, consist of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(unaudited)
Accrued vacation and employee related expenses	$503	$1,046	$1,607
Exercise of unvested stock options	261	147	82
Accrued bonus and commissions	585	631	670
Deferred rent	15	489	769
Accrued payroll tax	82	205	136
Merchant share liability	—	—	414
Legal settlement accrual	—	1,250	1,250
Other accrued expenses	488	625	2,310

Total	$1,934	$4,393	$7,238

7. OTHER INCOME (EXPENSE), NET

Other income (expense), net as of December 31, 2008, 2009, and 2010 and September 30, 2010 and 2011, consist of the following (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Interest income	$433	$20	$30	$22	$10
Transaction gain (loss) on foreign exchange	—	—	9	64	(143)
Other non-operating income (loss), net	1	13	(24)	(6)	(10)

Other income (expense), net	$434	$33	$15	$80	$(143)

8. COMMITMENTS AND CONTINGENCIES

Office Facility Lease—The Company leases its office facilities under operating lease agreements that expire from 2011–2017. The terms of the lease agreements provides for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period.

Rental expense was $0.7 million, $1.1 million, and $1.5 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $1.0 million and $1.7 million for the nine months ended September 30, 2010 and 2011, respectively.

Aggregate Future Lease Commitments—The Company’s minimum payments under noncancelable operating leases for equipment and office space having initial terms in excess of one year are as follows at December 31, 2010 (in thousands):

Year Ending December 31,	Operating Leases
2011	$2,016
2012	2,103
2013	1,949
2014	919
2015	939
Thereafter	235

Total minimum lease payments	$8,161

Legal Proceedings—The Company is subject to legal proceedings arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

In February and April 2010, the Company was sued in two putative class actions on behalf of local businesses asserting various causes of action based on claims that the Company manipulated the ratings and reviews on its platform to coerce local businesses to buy its advertising products. These cases were subsequently consolidated in an action asserting claims for violation of the California Business & Professions Code, extortion and attempted extortion based on the conduct they allege and seeking monetary relief in an unspecified amount and injunctive relief. In October 2011, the court dismissed this action with prejudice. The plaintiffs have since filed notice of their intent to appeal the dismissal. Due to the preliminary nature of this potential appeal, the Company is unable to reasonably estimate either the probability of incurring a loss or an estimated range of such loss, if any, from an appeal.

In March 2011, the Company was sued in an action on behalf of certain current and former employees asserting claims for violations of the federal Fair Labor Standards Act, the California Labor Code and the California Business & Professions Code and seeking monetary relief in an unspecified amount. In September 2011, the Company agreed to settle this matter for payments in an aggregate amount of up to $1.3 million. The settlement is currently awaiting court approval. Under the applicable authoritative literature, this amount, which represents management’s best estimate of the amount that will ultimately be paid, was accrued for as a loss contingency in the three month period ended March 31, 2010, as the alleged violations occurred prior to the 2010 fiscal year.

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

Series A—On September 27, 2005, the Company authorized and issued shares of Series A preferred stock at $0.025 per share. The Company received gross proceeds of $1.0 million classified as mezzanine equity and incurred approximately $6,231 in issuance costs, which are recorded as a discount to the carrying value of the Series A preferred stock. The Company used the proceeds for general corporate purposes. Primary investors in the Series A preferred stock maintain the right to elect a member to the Company’s Board of Directors. Other rights, preferences and privileges of the holders of Series A preferred stock are as follows:

Dividends—The holders of the Series A preferred stock are entitled to receive, if, when and as declared by the Board of Directors, cash dividends at the rate of $0.0015 per share per annum (as adjusted for any stock splits, stock dividends, combinations, reorganizations and the like with respect to such shares). Such dividends are noncumulative. For any other dividends or similar distributions, the Series A convertible preferred stock will participate with each other series of convertible preferred stock, and with the common stock on an as-converted basis. As of September 30, 2011, no dividends were declared or unpaid on the Series A preferred stock.

Liquidation Rights—In the event of any liquidation, dissolution, or winding-up of the Company, holders of Series A preferred stock shall be entitled to receive $0.025 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to such shares), plus all declared or accumulated but unpaid dividends, before any distributions of payments are made to the holders of any common stock. All remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of the common stock.

Voting—The holders of Series A preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of Series A preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. The Series A preferred stock will be automatically converted into common stock upon the earlier of (i) the affirmative vote of the holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class; or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company in such offering exceed $30.0 million.

Redemption—At any time on or after December 31, 2014, the holders of at least a majority of the then-outstanding preferred stock may redeem their outstanding shares of preferred stock in cash for a sum per share equal to the liquidation preference of each such share of preferred stock. If the funds available for redemption are insufficient to redeem the total number of shares of preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum possible number of such shares ratably among the holders of the preferred stock that elect to have their shares of preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. During the year ended December 31, 2010, the Company recorded charges to stockholders’ deficit of $1,000 to accrete the carrying value of preferred stock Series A to the redemption amount.

Series B—On November 1, 2005, the Company authorized and issued shares of Series B preferred stock at $0.1116 per share. The Company received gross proceeds of $5.0 million classified as mezzanine equity and incurred approximately $0.1 million in issuance costs, which are recorded as a discount to the carrying value of the Series B preferred stock. The Company used the proceeds for general corporate purposes. Primary investors in the Series B preferred stock maintain the right to elect a member to the Company’s Board of Directors. Other rights, preferences and privileges of the holders of Series B preferred stock are as follows:

Dividends—The holders of the Series B convertible preferred stock are entitled to receive, if, when and as declared by the Board of Directors, cash dividends at the rate of $0.006696 per share per annum (as adjusted for any stock splits, stock dividends, combinations, reorganizations and the like with respect to such shares). Such dividends are noncumulative. For any other dividends or similar distributions, the Series B convertible preferred stock will participate with each other series of convertible preferred stock, and with the common stock on an as-converted basis. As of September 30, 2011, no dividends were declared or unpaid on the Series B convertible preferred stock.

Liquidation Rights—In the event of any liquidation, dissolution, or winding-up of the Company, holders of Series B redeemable convertible preferred stock shall be entitled to receive $0.1116 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to such shares), plus all declared or accumulated but unpaid dividends, before any distributions of payments are made to the holders of any common stock. All remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of the common stock.

Voting—The holders of Series B preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of Series B preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. The Series B preferred stock will be automatically converted into common stock upon the earlier of (i) the affirmative vote of the holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class; or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company in such offering exceed $30 million.

Redemption—At any time on or after December 31, 2014, the holders of at least a majority of the then-outstanding preferred stock may redeem their outstanding shares of preferred stock in cash for a sum per share equal to the liquidation preference of each such share of preferred stock. If the funds available for redemption are insufficient to redeem the total number of shares of preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum possible number of such shares ratably among the holders of the preferred stock that elect to have their shares of preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. During the year ended December 31, 2010, the Company recorded charges to stockholders’ deficit of $7,000 to accrete the carrying value of preferred stock Series B to the redemption amount.

Series C—On September 29, 2006, the Company authorized and issued shares of Series C preferred stock at $0.3097065 per share. The Company received gross proceeds of $10.0 million classified as mezzanine equity and incurred approximately $0.1 million in issuance costs, which are recorded as a discount to the carrying value of the Series C preferred stock. The rights, preferences and privileges of the holders of Series C preferred stock are as follows:

Dividends—The holders of the Series C preferred stock are entitled to receive, if, when and as declared by the Board of Directors, cash dividends at the rate of $0.018582 per share per annum (as adjusted for any stock splits, stock dividends, combinations, reorganizations and the like with respect to such shares). Such dividends are noncumulative. For any other dividends or similar distributions, the Series C convertible preferred stock will participate with each other series of convertible preferred stock, and with the common stock on an as-converted basis. As of September 30, 2011, no dividends were declared or unpaid on the Series C preferred stock.

Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, holders of Series C preferred stock shall be entitled to receive $0.311 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to such shares), plus all declared or accumulated but unpaid dividends, before any distributions of payments are made to the holders of any common stock. All remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of the common stock.

Voting—The holders of Series C preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of Series C preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. The Series C preferred stock will be automatically converted into common stock upon the earlier of (i) the affirmative vote of the holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class; or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company in such offering exceed $30 million.

Redemption—At any time on or after December 31, 2014, the holders of at least a majority of the then-outstanding preferred stock may redeem their outstanding shares of preferred stock in cash for a sum per share equal to the liquidation preference of each such share of preferred stock. If the funds available for redemption are insufficient to redeem the total number of shares of preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum possible number of such shares ratably among the holders of the preferred stock that elect to have their shares of preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. During the year ended December 31, 2010, the Company recorded charges to stockholders’ deficit of $6,000 to accrete the carrying value of preferred stock Series C to the redemption amount.

Series D—On February 26, 2008, the Company authorized and issued shares of Series D preferred stock at $1.03224315 per share. The Company received gross proceeds of $15.0 million classified as mezzanine equity and incurred approximately $0.1 million in issuance costs, which are recorded as a discount to the carrying value of the Series D preferred stock. The rights, preferences and privileges of the holders of Series D preferred stock are as follows:

Dividends—The holders of the Series D preferred stock are entitled to receive, if, when and as declared by the Board of Directors, cash dividends at the rate of $0.061935 per share per annum (as adjusted for any stock splits, stock dividends, combinations, reorganizations and the like with respect to such shares). Such dividends are noncumulative. For any other dividends or similar distributions, the Series D convertible preferred stock will participate with each other series of convertible preferred stock, and with the common stock on an as-converted basis. As of September 30, 2011, no dividends were declared or unpaid on the Series D preferred stock.

Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, holders of Series D preferred stock shall be entitled to receive $1.032 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to such shares), plus all declared or accumulated but unpaid dividends, before any distributions of payments are made to the holders of any common stock. All remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of the common stock.

Voting—The holders of Series D preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of Series D preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. The Series D preferred stock will be automatically converted into common stock upon the earlier of (i) the affirmative vote of the holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class; or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company in such offering exceed $30 million.

Redemption—At any time on or after December 31, 2014, the holders of at least a majority of the then-outstanding preferred stock may redeem their outstanding shares of preferred stock in cash for a sum per share equal to the liquidation preference of each such share of preferred stock. If the funds available for redemption are insufficient to redeem the total number of shares of preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum possible number of such shares ratably among the holders of the preferred stock that elect to have their shares of preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. During the year ended December 31, 2010, the Company recorded charges to stockholders’ deficit of $11,000 to accrete the carrying value of preferred stock Series D to the redemption amount.

Series E—On January 22, 2010, the Company authorized and issued shares of Series E preferred stock at $2.147 per share. The Company received gross proceeds of $25.0 million classified as mezzanine equity and incurred approximately $0.8 million in issuance costs, which are recorded as a discount to the carrying value of the Series E preferred stock. The rights, preferences and privileges of the holders of Series E preferred stock are as follows:

Dividends—The holders of the Series E preferred stock are entitled to receive, if, when and as declared by the Board of Directors, cash dividends at the rate of $0.12882 per share per annum (as adjusted for any stock splits, stock dividends, combinations, reorganizations and the like with respect to such shares). Such dividends are noncumulative. For any other dividends or similar distributions, the Series E convertible preferred stock will participate with each other series of convertible preferred stock, and with the common stock on an as-converted basis. As of September 30, 2011 no dividends were declared or unpaid on the Series E preferred stock.

Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, holders of Series E preferred stock shall be entitled to receive $2.147 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations and the like with respect to such shares), plus all declared or accumulated but unpaid dividends, before any distributions of payments are made to the holders of any common stock. All remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of the common stock.

Voting—The holders of Series E preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible, subject to certain limitations.

Conversion—Each share of Series E preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. The Series E preferred stock will be automatically converted into common stock upon the earlier of (i) the affirmative vote of the holders of at least a majority of the then-outstanding shares of preferred stock, voting together as a single class; or (ii) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933, as amended, with aggregate gross proceeds to the Company in such offering exceed $30 million.

Redemption—At any time on or after December 31, 2014, the holders of at least a majority of the then-outstanding preferred stock may redeem their outstanding shares of preferred stock in cash for a sum per share equal to the liquidation preference of each such share of preferred stock. If the funds available for redemption are insufficient to redeem the total number of shares of preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum possible number of such shares ratably among the holders of the preferred stock that elect to have their shares of preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. During the year ended December 31, 2010, the Company recorded charges to stockholders’ deficit of $0.2 million to accrete the carrying value of preferred stock Series E to the redemption amount.

Common Stock—At December 31, 2010, and September 30, 2011 there were 280,000,000 shares of common stock authorized, and 59,394,511 and 64,479,573 shares issued and outstanding, respectively. Holders of common stock are entitled to dividends, if and when declared by the Board of Directors.

Common Stock Subject to Repurchase—The Company typically allows employees to exercise options prior to vesting. The Company has the right to repurchase at the original purchase price any unvested (but issued) common shares upon termination of service of an employee. The consideration received for an exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount recorded as a liability. The liability is reclassified into equity on a ratable basis as the award vests. The Company has recorded a liability in accrued liabilities of $0.3 million, $0.1 million, and $0.1 million relating to 3,513,414, 1,704,501, and 933,347 options that were exercised and are unvested at December 31, 2009, 2010 and September 30, 2011, respectively. These shares that are subject to a repurchase right held by the Company are included in issued and outstanding shares as of each period presented.

Common Stock Reserved for Future Issuance —At December 31, 2010 and at September 30, 2011, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31, 2010	September 30, 2011
	(unaudited)
Series A preferred stock	40,000,000	40,000,000
Series B preferred stock	44,802,870	44,802,870
Series C preferred stock	32,288,630	32,288,630
Series D preferred stock	14,531,460	14,531,460
Series E preferred stock	11,644,155	11,644,155
Stock option plan:
Options outstanding	22,791,379	38,855,506
Options available for future grants	7,264,111	3,776,221

Total	173,322,605	185,898,842

Stock Option Plan—Under the 2005 Incentive Stock Option Plan (the “Plan”), shares of common stock are reserved for the issuance of incentive stock options (ISOs) or nonstatutory stock options (NSOs) to eligible participants as of December 31, 2010. The ISOs and NSOs may be granted at a price per share not less than the fair market value at the date of grant. Options granted to date generally vest over a four-year period from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options granted generally are exercisable up to 10 years. Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to outside parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

A summary of stock option activity for the year ended December 31, 2009 and 2010 and the nine months ended September 30, 2011, is as follows:

	Options Outstanding		Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
	Number of Shares	Weighted- Average Exercise Price
Options outstanding—January 1, 2008	21,122,200	$0.06
Granted (weighted average fair value of $0.16 per option)	5,785,000	0.25
Exercised	(2,334,023)	0.06
Canceled	(2,315,591)	0.08

Options outstanding—December 31, 2008	22,257,586	$0.11
Granted (weighted average fair value of $0.18 per option)	5,003,000	0.28
Exercised	(1,147,371)	0.06
Canceled	(1,524,590)	0.20

Options outstanding—December 31, 2009	24,588,625	$0.14
Granted (weighted average fair value of $1.05 per option)	7,527,334	1.67
Exercised	(5,158,268)	0.09
Canceled	(4,166,312)	0.48

Options outstanding—December 31, 2010	22,791,379	$0.57
Granted (weighted average fair value of $1.17 per option) (unaudited)	21,840,920	1.91
Exercised (unaudited)	(4,323,762)	0.24
Canceled (unaudited)	(1,453,031)	1.10

Options outstanding—September 30, 2011 (unaudited)	38,855,506	$1.34	7.74	$51,221,872

Options vested and expected to vest as of December 31, 2010	22,206,971	$0.55	6.89	$27,496,419

Options vested and exercisable as of December 31, 2010	11,262,963	$0.16	6.04	$18,381,401

Options vested and expected to vest as of September 30, 2011 (unaudited)	36,667,413	$1.31	7.66	$49,425,349

Options vested and exercisable as of September 30, 2011 (unaudited)	11,910,311	$0.48	5.70	$25,920,763

Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was approximately $0.4 million, $0.2 million, and $9.0 million for the years ended December 31, 2008, 2009 and 2010, and $8.3 million and $8.0 million for the nine months ended September 30, 2010 and 2011, respectively.

The following table at December 31, 2010, summarizes information about currently outstanding and vested stock options:

	Options Outstanding			Options Vested and Exercisable
Exercise Price Range	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.0025 - 0.0800	7,426,637	6.34	$0.56	6,337,866	$0.05

$0.0880 - 0.2500	5,318,171	5.00	0.17	2,605,402	0.16

$0.2700 - 1.3000	4,664,447	7.46	0.47	2,233,940	0.39

$1.7300 - 1.7300	4,039,124	9.15	1.73	61,383	1.73

$1.7900 - 1.7900	1,343,000	9.28	1.79	24,372	1.79

Total	22,791,379	6.93	$0.57	11,262,963	$0.16

Restricted Stock Awards—During the nine months ended September 30, 2011, the Company issued 600,000 shares of restricted common stock at a fair value of $2.27 per share. These awards vest over four years, with 25% of the shares vesting on the one-year anniversary of the grant date and quarterly vesting thereafter, in each case subject to continued service as an employee, director or consultant to the Company and subject to accelerated vesting in certain cases. The unvested portion of such shares is subject to reacquisition by the Company at no cost upon the termination of the holder’s continuous services as an employee, director or consultant to the Company.

Stock-Based Compensation Expense—The fair value of options granted to employees is estimated on the grant date using the Black-Scholes-Merton option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, a risk-free interest rate, expected dividends, and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

The Company uses the straight-line method for expense attribution. For the years ended December 31, 2008, 2009, 2010 and for the nine months ended September 30, 2011 and 2010, the weighted-average assumptions are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Dividend yield	—	—	—	—	—
Annual risk-free rate	1.71%	3.07%	2.36%	2.24%	2.34%
Expected volatility	67.60%	71.57%	70.71%	70.74%	65.19%
Expected term (years)	6.08	6.08	5.99	6.00	6.08

The following table summarizes the effects of stock-based compensation related to stock-based awards to employees on the Company’s consolidated balance sheets and consolidated statements of operations as of December 31, 2008, 2009 and 2010, and the nine months ended September 30, 2010 and 2011, is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Stock-based compensation effects in loss before income taxes:
Cost of revenue	$—	$—	$26	$18	$33
Sales and marketing	141	221	662	389	1,111
Product development	64	179	260	168	557
General and administrative	160	157	483	302	1,810

Total stock-based compensation	$365	$557	$1,431	$877	$3,511

During the years ended December 31, 2008, 2009 and 2010, and the nine months ended September 30, 2010 and 2011, the Company capitalized $0, $0, $0.1 million, $0.1 million and $0.2 million, respectively, of stock-based compensation as website development costs.

As of December 31, 2010 and September 30, 2011, there was approximately $7.6 million and $29.3 million, respectively of total unrecognized compensation cost related to outstanding stock options that is expected to be recognized over a weighted-average period of 2.60 years.

As of September 30, 2011, there was approximately $1.3 million of total unrecognized compensation cost related to outstanding restricted stock awards that is expected to be recognized over a period of 3.8 years.

10. NET LOSS PER SHARE

Basic and diluted net loss per common share is presented in conformity with the two-class method required for participating securities. Holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock are each entitled to receive noncumulative dividends at the annual rate of $0.0015, $0.006696, $0.018582, $0.061935 and $0.12882 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend is paid on common stock, the holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the

Company’s Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock do not have a contractual obligation to share in the losses of the Company. The Company considers its preferred stock to be participating securities and, in accordance with the two-class method, earnings allocated to preferred stock and the related number of outstanding shares of preferred stock have been excluded from the computation of basic and diluted net loss per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock non-cumulative dividends, between common stock and Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities and are therefore included in the basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Net loss	$(5,809)	$(2,308)	$(9,566)	$(8,457)	$(7,622)
Add: accretion of redeemable convertible preferred stock	(30)	(32)	(175)	(128)	(141)

Net loss attributable to common stockholders	$(5,839)	$(2,340)	$(9,741)	$(8,585)	$(7,763)

Basic shares:
Weighted-average common shares outstanding	36,983	49,377	55,099	54,327	60,083
Diluted shares:
Weighted-average shares used to compute diluted net loss per share	36,983	49,377	55,099	54,327	60,083
Net loss per share attributable to common stockholders:
Basic	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Diluted	$(0.16)	$(0.05)	$(0.18)	$(0.16)	$(0.13)

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the first period presented or the original date of issuance, if later.

The following table presents the calculation of basic and diluted pro forma net loss per share (in thousands, except per share data):

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011

		(Unaudited)
Net loss	$(9,566)	$(7,622)

Basic shares:
Weighted-average shares used to compute basic net loss per share	55,099	60,083
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	143,267	143,267

Weighted-average shares used to compute basic pro forma net loss per share	198,366	203,350

Diluted shares:
Weighted-average shares used to compute basic pro forma net loss per share	198,366	203,350
Effect of potentially dilutive securities	—	—

Weighted-average shares used to compute diluted pro forma net loss per share	198,366	203,350

Pro forma net loss per share attributable to common stockholders:
Basic	$(0.05)	$(0.04)
Diluted	$(0.05)	$(0.04)

The following employee stock options were excluded from the calculation of diluted net income (loss) per share and pro forma diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Employee stock options	22,258	24,589	22,791	22,848	38,856

11. INCOME TAXES

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	2008	2009	2010
United States	$(5,805)	$(2,330)	$(6,931)
Foreign	—	30	(2,560)

Total	$(5,805)	$(2,300)	$(9,491)

The increase in foreign losses in 2010 was due to the establishment of an Ireland operating company.

The income tax provision is composed of the following (in thousands):

	2008	2009	2010
Current:
Federal	$—	$—	$—
State	4	2	9
International	—	6	64

	4	8	73
Deferred:
Federal	$—	$—	$—
State	—	—	—
International	—	—	2

	—	—	2

Total provision for income taxes	$4	$8	$75

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	2008	2009	2010
Tax benefit at federal statutory rate	(34.00%)	(34.00%)	(34.00%)
State—net of federal effect	(6.01)	(5.94)	(5.86)
Foreign rate differential	—	(0.18)	6.25
Stock-based compensation	1.96	8.05	4.84
Change in valuation allowance	36.87	29.28	26.85
Other nondeductible expenses	1.23	4.14	2.82
Other	0.02	(1.01)	(0.13)

Effective tax rate	0.07%	0.34%	0.77%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	2009	2010
Deferred tax assets:
Reserves and others	$216	$608
Accrued legal	—	504
Stock-based compensation	80	160
Start-up costs	10	—
Net operating loss carryforward	5,180	7,525

Gross deferred tax assets	5,486	8,797
Valuation allowance	(5,297)	(7,893)

Net deferred tax assets	189	904

Deferred tax liability:
Depreciation and amortization	(189)	(906)

Gross deferred tax liabilities	(189)	(906)

Net deferred tax liabilities	$—	$(2)

As of December 31, 2010, based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets, except for those recorded in the UK entity, will not be realized. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset related to the UK will be realized. Accordingly, management has applied a full valuation allowance against its net deferred tax assets except for those recorded in UK entity at December 31, 2010. The net change in the total valuation allowance for the year ended December 31, 2008, 2009 and 2010 was an increase of approximately $2.1 million, $0.7 million and $2.6 million respectively.

At December 31, 2010, the Company has federal and state net operating loss carryforwards of approximately $22.5 million and $25.5 million, respectively, expiring beginning in 2024 and 2013, respectively. Further, the Company had losses in Ireland of $2.7 million. The Ireland trading losses may be carried forward indefinitely against Ireland profits.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company completed a Section 382 analysis through 2010 and determined that an ownership change, as defined under Section 382 of the Internal Revenue Code, occurred in prior years. The Company does not expect the limitation to result in a reduction in total amount utilizable.

As a result of certain realization requirements of the accounting guidance for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2009 and 2010 that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Approximately $4.7 million of net operating losses is related to tax stock option deductions in excess of book deductions. The Company uses the accounting guidance for income taxes for purposes of determining when excess tax benefits have been realized.

As of December 31, 2008, 2009, and 2010, the Company had a nominal amount of total unrecognized tax benefits. Included in the balance of unrecognized tax benefits as of December 31, 2008, 2009, and 2010, are an immaterial amount of tax benefits that, if recognized, would affect the effective tax rate. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. During the years ended December 31, 2008, 2009, and 2010, the Company had immaterial amount related to the accrual of interest and penalties.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of the year ended December 31, 2010.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. Due to the Company’s net losses, substantially all of its federal, state and foreign income tax returns since inception are still subject to audit.

It is the intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. The Company does not provide for U.S. income taxes on the earnings of foreign subsidiaries as such earnings are to be reinvested indefinitely. As of December 31, 2010, there is a minimal cumulative amount of earnings upon which U.S. income taxes have not been provided.

12. RELATED-PARTY TRANSACTIONS

The Company does not have any significant related party transactions.

13. INFORMATION ABOUT REVENUE AND GEOGRAPHIC AREAS

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reporting segment.

Revenue by geography is based on the billing address of the customer. The following tables present the Company’s revenue by product line, as well as revenue and long-lived assets by geographic region for the periods presented (in thousands):

Net revenue

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Net revenue by product:
Local advertising	$9,057	$20,097	$33,759	$24,120	$40,325
Brand advertising	2,955	5,393	12,046	7,592	12,653
Other services	127	318	1,926	745	5,402

Total	$12,139	$25,808	$47,731	$32,457	$58,380

During the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011, all of the Company’s revenue was generated in the United States. No individual customer accounted for 10% or more of consolidated net revenue.

As of December 31, 2008 the Company had three customers that accounted for 10%, 15%, and 18% of total accounts receivable. As of December 31, 2009, the Company had one customer that accounted for 21% of total accounts receivable. As of the December 31, 2010, the Company had two customers that accounted for 11% and 15% of total accounts receivable. As of September 30, 2010, the Company had two customers that accounted for 13% and 15% of total accounts receivable. As of September 30, 2011, the Company had one customer that accounted for 12% of total accounts receivable.

Long-Lived Assets

	December 31,			September 30, 2011
	2008	2009	2010
				(unaudited)
United States	$1,965	$2,395	$5,576	$9,312
All Other Countries	—	5	44	108

Total property, equipment and software, net	$1,965	$2,400	$5,620	$9,420

14. SUBSEQUENT EVENTS

In May 2011, the Company entered into a new lease agreement for an office facility in New York. The New York lease is for five and one half years with future minimum payments of $2.7 million. In December 2010, the Company also entered into a new lease agreement, effective January 2011, and expanded and extended its office space in San Francisco, CA. The San Francisco lease is for over two and one half years with future minimum payments of $0.6 million.

Subsequent events were evaluated through the consolidated financial statements issuance date of November 17, 2011.

             Shares

Class A Common Stock

Goldman, Sachs & Co.

Citigroup

Jefferies

Allen & Company LLC

Oppenheimer & Co.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee and the filing fee. Except as otherwise noted, all the expenses below will be paid by Yelp.

Item	Amount
SEC Registration fee		$11,460
FINRA filing fee		$10,500
Initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*

Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect prior to the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Yelp, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Yelp. At present, there is no pending litigation or proceeding involving a director or officer of Yelp regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, and amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and selling stockholder against liabilities under the Securities Act of 1933, as amended.

ITEM 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2009:

(a)	From January 1, 2009 to date, we granted stock options to purchase an aggregate of 34,982,254 shares of common stock to employees, consultants and directors pursuant to our 2005 Equity Incentive Plan and 2011 Equity Incentive Plan, which replaced our 2005 Plan in July 2011, having exercise prices ranging from $0.08 to $2.85 per share. Of these options, 2,099,134 shares have been exercised for cash consideration in the aggregate amount of $1,700,927, 4,433,560 options have been cancelled without being exercised and 28,449,560 options remain outstanding.

(b)	Issuances of Capital Stock

(1)	On February 26, 2008, we issued 14,531,460 shares of our Series D preferred stock, par value $0.000001, to certain investors at a price per share of $1.03224315 for an aggregate purchase price of $15,000,000.

(2)	On February 5, 2010, we issued 11,644,155 shares of our Series E preferred stock, par value $0.000001, to certain investors at a price per share of $ 2.147 for an aggregate purchase price of $25,000,001.

(3)	In July 2011, we issued 600,000 shares of common stock pursuant to a restricted stock award.

(4)	In November 2011, we issued 75,000 shares pursuant to restricted stock awards.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of Yelp! Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Yelp! Inc., to be in effect upon closing of the offering.

3.3#	Amended and Restated Bylaws of Yelp! Inc., as currently in effect; Certificate of Amendment of Amended and Restated Bylaws of Yelp! Inc., dated January 21, 2010; Certificate of Amendment of Amended and Restated Bylaws of Yelp! Inc., dated November 9, 2011.

3.4*	Form of Amended and Restated Bylaws of Yelp! Inc., to be in effect upon closing of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Form of Opinion of Cooley LLP

10.1#	Fourth Amended and Restated Investor Rights Agreement, by and between Yelp! Inc., the investors listed on Schedules I and II thereto, dated January 22, 2010.

10.2#+	Yelp! Inc. Amended and Restated 2005 Equity Incentive Plan.

10.3#+	Form of Option Agreement and Option Grant Notice under Amended and Restated 2005 Equity Incentive Plan.

10.4*+	Yelp! Inc. Amended and Restated 2011 Equity Incentive Plan.

10.5*+	Forms of Option Agreement and Option Grant Notice under the Amended and Restated 2011 Equity Incentive Plan.

10.6*+	Form of Indemnification Agreement made by and between Yelp! Inc. and each of its directors and executive officers.

10.7*+	Offer Letter, between Yelp! Inc. and Geoff Donaker, dated January 1, 2006.

10.8*+	Offer Letter, between Yelp! Inc. and Rob Krolik, dated June 27, 2011.

10.9*+	Offer Letter, between Yelp! Inc. and Jed Nachman, dated December 13, 2006.

10.10*+	Offer Letter, between Yelp! Inc. and Laurence Wilson, dated September 19, 2007.

10.11*+	Offer Letter, between Yelp! Inc. and Vlado Herman, dated November 13, 2006.

10.12*	Amended and Restated Office Lease, between Yelp! Inc. and 706 Mission Street Co. LLC, effective October 1, 2009.

10.13*	Galleria Corporate Center Lease between JEMB SCOTTSDALE LLC and Yelp! Inc. dated January 20, 2010; First Amendment to Lease, dated January 4, 2011; Second Amendment to Lease, dated August 8, 2011.

10.14*	License Agreement between Harrison 160, LLC, as Licensor, and MRL Ventures Inc. as Licensee dated as of April 16, 2004; Addendums through November 10, 2011.

21.1#	List of subsidiaries.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

Exhibit No.	Description of Exhibit
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1#	Power of Attorney (see page II-5).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Previously filed.

ITEM 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 11th day of January, 2012.

Yelp! Inc.

By:	/s/ Jeremy Stoppelman
Jeremy Stoppelman Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeremy Stoppelman Jeremy Stoppelman	Chief Executive Officer and Director (Principal Executive Officer)	January 11, 2012

/s/ Geoff Donaker Geoff Donaker	Chief Operating Officer and Director	January 11, 2012

/s/ Rob Krolik Rob Krolik	Chief Financial Officer (Principal Financial and Accounting Officer)	January 11, 2012

* Fred Anderson	Director	January 11, 2012

* Peter Fenton	Director	January 11, 2012

* Diane Irvine	Director	January 11, 2012

Signature	Title	Date

* Max R. Levchin	Director	January 11, 2012

* Jeremy Levine	Director	January 11, 2012

* Keith Rabois	Director	January 11, 2012

*By:	/s/ Rob Krolik
Rob Krolik
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of Yelp! Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Yelp! Inc., to be in effect upon closing of the offering.

3.3#	Amended and Restated Bylaws of Yelp! Inc., as currently in effect; Certificate of Amendment of Amended and Restated Bylaws of Yelp! Inc., dated January 21, 2010; Certificate of Amendment of Amended and Restated Bylaws of Yelp! Inc., dated November 9, 2011.

3.4*	Form of Amended and Restated Bylaws of Yelp! Inc., to be in effect upon closing of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Form of Opinion of Cooley LLP.

10.1#	Fourth Amended and Restated Investor Rights Agreement, by and between Yelp! Inc., the investors listed on Schedules I and II thereto, dated January 22, 2010.

10.2#+	Yelp! Inc. Amended and Restated 2005 Equity Incentive Plan.

10.3#+	Form of Option Agreement and Option Grant Notice under Amended and Restated 2005 Equity Incentive Plan.

10.4*+	Yelp! Inc. Amended and Restated 2011 Equity Incentive Plan.

10.5*+	Forms of Option Agreement and Option Grant Notice under the Amended and Restated 2011 Equity Incentive Plan.

10.6*+	Form of Indemnification Agreement made by and between Yelp! Inc. and each of its directors and executive officers.

10.7*+	Offer Letter, between Yelp! Inc. and Geoff Donaker, dated January 1, 2006.

10.8*+	Offer Letter, between Yelp! Inc. and Rob Krolik, dated June 27, 2011.

10.9*+	Offer Letter, between Yelp! Inc. and Jed Nachman, dated December 13, 2006.

10.10*+	Offer Letter, between Yelp! Inc. and Laurence Wilson, dated September 19, 2007.

10.11*+	Offer Letter, between Yelp! Inc. and Vlado Herman, dated November 13, 2006.

10.12*	Amended and Restated Office Lease, between Yelp! Inc. and 706 Mission Street Co. LLC, effective October 1, 2009.

10.13*	Galleria Corporate Center Lease between JEMB SCOTTSDALE LLC and Yelp! Inc. dated January 20, 2010; First Amendment to Lease, dated January 4, 2011; Second Amendment to Lease, dated August 8, 2011.

10.14*	License Agreement between Harrison 160, LLC, as Licensor, and MRL Ventures Inc. as Licensee dated as of April 16, 2004; Addendums through November 10, 2011.

21.1#	List of subsidiaries.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1#	Power of Attorney (see page II-5).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Previously filed.